Confidentially submitted to the Securities and Exchange Commission on June 25, 2024.
This draft registration statement has not been publicly filed with the U.S. Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________

Form F-1
REGISTRATION STATEMENT
transferee UNDER
THE SECURITIES ACT OF 1933

__________________________________________

BLUEMOUNT HOLDINGS LIMITED

(Exact Name of Registrant as Specified in its Charter)

__________________________________________

Cayman Islands	6199	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Room 1007, 10/F, Capital Centre
151 Gloucester Road
Wan Chai, Hong Kong
+852 2137 2688
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

__________________________________________

[COGENCY GLOBAL INC.

122 East 42nd Street, 18th Floor

New York, NY 10168

+1-800-221-0102]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________________

Copies to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place, Central Hong Kong SAR Telephone: +852-3923-1111	Fang Liu, Esq. VCL Law LLP 1945 Old Gallows Road, Suite 260 Vienna, VA 22182 Telephone: +1-703-919-7285

__________________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement. If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION DATED [ ], 2024

Bluemount Holdings Limited

[    ] CLASS B ORDINARY SHARES

This is an initial public offering of the Class B ordinary shares, par value US$0.0001 per share (“Class B Ordinary Shares”) of Bluemount Holdings Limited (“Bluemount Cayman”). We are offering [   ] Class B Ordinary Shares of Bluemount Cayman, on a firm commitment basis. No public market currently exists for our Class B Ordinary Shares. The initial public offering price is expected to be between $[   ] and $[   ] per share. We have applied to list our Class B Ordinary Shares on the Nasdaq Capital Market under the symbol “[   ]”. At this time, Nasdaq Capital Market has not yet approved our application to list our Class B Ordinary Shares. The closing of this offering is conditioned upon Nasdaq Capital Market’s final approval of our listing application. However, there is no assurance that this offering will be closed and our Class B Ordinary Shares will be trading on the Nasdaq Capital Market.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”

We historically conducted our business through Bluemount Financial Group Limited (“Bluemount HK”), a company incorporated under the laws of Hong Kong, through its subsidiaries, namely, (i) Bluemount Securities Limited (“Bluemount Securities”), (ii) Bluemount Commodities Limited (“Bluemount Commodities”), (iii) Bluemount Capital Limited (“Bluemount Capital”), and (iv) Bluemount Asset Management Limited (“Bluemount Asset Management”), all incorporated in Hong Kong (Bluemount Securities, Bluemount Commodities, Bluemount Capital, and Bluemount Asset Management are collectively referred as the “Operating Subsidiaries”). Bluemount Securities and Bluemount Asset Management are corporations licensed by the HKSFC (as defined below).

Bluemount Holdings Limited is not a Hong Kong operating company, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct all of our operations through our operating companies in Hong Kong. This is an offering of the Class B Ordinary Shares of Bluemount Holdings Limited, the holding company in the Cayman Islands, instead of the shares of Hong Kong operating subsidiaries. References to the “Company”, “we”, “us”, and “our” in the prospectus are to Bluemount Cayman, the Cayman Island entity that will issue the Shares being offered. The Company’s ownership interest in our Hong Kong operating subsidiaries is held through intermediate companies in Hong Kong. Investors in our Class B Ordinary Shares should be aware that they may never hold equity interests in the Hong Kong operating companies directly. Investors are purchasing equity solely in Bluemount Cayman, our Cayman Islands holding company, which indirectly owns equity interests in our Hong Kong operating companies. Because of our corporate structure, we as well as our investors are subject to unique risks due to uncertainty of the interpretation and the application of PRC laws and regulations. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. We may also be subject to sanctions imposed by PRC regulatory agencies including the China Securities Regulatory Commission (“CSRC”), if we fail to comply with their rules and regulations. On February 17, 2023, with the approval of the State Council, CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. As of the date of this prospectus, to the best of our knowledge and belief, since we do not have operations in mainland China, we are not subject to the filing procedures under the Trial Measures and there are no effective laws or regulations in the PRC explicitly require our Company or the operating subsidiaries in Hong Kong to seek approvals from the CSRC or any other PRC governmental authorities for our overseas listing plan. PRC regulatory authorities could disallow our operating structure in the future, and this would likely result in a material change in our operations in China and/or the value of our Class B Ordinary Shares, which could cause the value of such securities to significantly decline or become worthless. See “Risk Factors” beginning on page 17 of this prospectus for a discussion of risks facing the Company and the offering as a result of this structure.

There are legal and operational risks associated with being based in and having the majority of our operations in China. The PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene or influence our operations at any time. Such government actions could result in a material change in our operations and/or the value of the securities we are registering for sale; could significantly limit or completely hinder our ability to continue our operations; could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and may cause the value of our securities to significantly decline or be worthless.

The PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We do not believe that we are directly subject to these regulatory actions or statements, as we do not have a VIE structure and our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on a U.S. exchange. Any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and/or the value of the securities we are registering for sale and could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors or cause the value of our Class B Ordinary Shares to significantly decline or be worthless.

Our Class B Ordinary Shares may be prohibited from being trading on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”) was enacted, which amended the HFCA by extending the aforementioned inspection period from two to three consecutive years. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfils its responsibilities under the HFCA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, AOGB CPA Limited, is headquartered in Hong Kong, and registered with the PCAOB. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. In addition, our auditors did not appear as part of the PCAOB’s report of determinations under the lists in Appendix A or Appendix B of the report issued by the PCAOB on December 16, 2021. On August 26, 2022, the China Securities Regulatory Commission, or the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong and taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. Our auditor, AOGB CPA Limited, has no auditor’s work papers in Mainland China as of the date of this prospectus. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. The delisting of our Class B Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. See Prospectus Summary – Implications of HFCA Act” and “Risk Factors — Recent joint statement by the SEC and PCAOB, Nasdaq’s proposed rule changes and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.”

We conduct all of our operations in Hong Kong through our Hong Kong subsidiaries. Accordingly, all our cash and assets are denominated in HKD. Our Group consists of four operating subsidiaries located in Hong Kong, and the other subsidiaries are intermediate holding companies with no operations of their own. Cash generated from our Hong Kong operating subsidiaries has not been used to fund the operation of Bluemount Cayman. As of the date of this prospectus, our subsidiaries have not experienced any difficulties or limitations on their ability to transfer cash between one another; they do not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. There can be no assurance that the PRC or Hong Kong government will not intervene or impose restrictions to prevent the cash maintained in Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends. See Risk Factors — We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our Hong Kong operating subsidiaries” on page 43, “Dividend Policy”, “Summary Consolidated Financial Data”, and “Consolidated Statements of Change in Shareholders’ Equity in the Report of Independent Registered Public Accounting Firm for further details.”

Cash is transferred through our organization in the following manner: (i) funds are transferred from Bluemount Cayman to Bluemount Financial Group Limited (“Bluemount Financial”), our Hong Kong intermediate holding company, which would then further transfer the funds to our Hong Kong operating subsidiaries in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by our Hong Kong operating subsidiaries to Bluemount Cayman through Bluemount Financial. During the years ended March 31, 2024 and 2023, there was no transfer of assets (including cash) between Bluemount Cayman and its subsidiaries. No dividend was declared or paid in the last two financial years. We do not expect to pay dividends on our Class B Shares in the foreseeable future. We intend to retain all available funds and future earnings, if any, for operation and business development and do not anticipate declaring or paying any dividends in the foreseeable future.

As we are a holding company, our ability to make dividend payments, if any, would be contingent upon our receipt of funds from our Hong Kong operating subsidiaries through intermediate holding companies.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses) (2)	$	$

____________

(1)Represents underwriting discounts equal to seven percent (7%) per Class B ordinary share. Refer to “Underwriting” for additional information regarding underwriting compensation.

(2)The total estimated expenses related to this offering are set forth in the section entitled “Expenses Relating to This Offering”. Does not include a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from this offering, payable to the underwriter(s).

We have granted the underwriters an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of our Class B ordinary shares to be offered by us pursuant to this offering, solely for the purpose of covering overallotments, at the initial public offering price less the underwriting discount.

Pacific Century Securities, LLC

The date of this prospectus is [  ], 2024.

Through and including            , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

You should rely only on the information contained in this prospectus and any related free-writing prospectus that we authorize to be distributed to you. We have not authorized any person, including any underwriter, to provide you with information different from that contained in this prospectus or any related free-writing prospectus that we authorize to be distributed to you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, our Class B Ordinary Shares in any state or jurisdiction where such offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the Class B Ordinary Shares offered hereby. Our business, financial condition, results of operations, and prospects may have changed since that date. We do not take any responsibility for, nor do we provide any assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our Class B Ordinary Shares means that information contained in this prospectus is correct after the date of this prospectus.

You may lose all of your investment in our Class B Ordinary Shares. If you are uncertain as to our business and operations or you are not prepared to lose all of your investment in our Class B Ordinary Shares, we strongly urge you not to purchase any of our Class B Ordinary Shares. We recommend that you consult legal, financial, tax, and other professional advisors or experts for further guidance before participating in the offering of our Class B Ordinary Shares as further detailed in this prospectus.

We do not recommend that you purchase our Class B Ordinary Shares unless you have prior experience with investments in capital markets, possess basic knowledge of the finance industry, and have received independent professional advice.

Market and Industry Data

This prospectus includes statistics, other data and descriptive information relating to markets, market sizes, and other industry data pertaining to our business that we have obtained from industry publications and surveys, government publications and other information available to us. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Market data and statistics are inherently predictive and speculative and are not necessarily reflective of actual market conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (i) the markets are defined differently, (ii) the underlying information was gathered by different methods, and (iii) different assumptions were applied in compiling the data. Accordingly, the market statistics included in this prospectus should be viewed with caution. We believe that information from these industry publications included in this prospectus is reliable.

Trademarks, Service Marks, and Trade Names

Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus are without the ® and TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks, and trade names of others, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Other Pertinent Information

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “$” or “US$” or “U.S. dollars” refers to the legal currency of the United States;

•        “AUM” refers to the amount of assets under management;

•        “B2C” means “business to consumer” and refers to business or transactions conducted directly between a company and consumers who are the end-users of its products or services;

•        “B2C Merchandise Business” means our merchandise sales business which we sell authentic luxury goods to buyers;

•        “BSS” refers to the Broker Supplied System, being a front office solution either developed in-house by the Stock Exchange Participant or a third-party software package acquired from commercial vendors, enabling the Stock Exchange Participant to connect its trading facilities to the Open Gateway to conduct trading;

•        “China” or the “PRC” refers to the mainland of the People’s Republic of China, Hong Kong and Macau;

•        “CFA Code” refers to the CFA Institute Code of ethics and Standards of Professional Conduct;

•        “Class A Ordinary Shares” refers to the Class A ordinary shares, par value $0.0001 per share, of Bluemount Holdings Limited;

•        “Class B Ordinary Shares” refers to the Class B ordinary shares, par value $0.0001 per share, of Bluemount Holdings Limited, the shares being offered in this offering;

•        “Code of Conduct” refers to the Code of Conduct for Persons Licensed by or Registered with the HKSFC;

•         “GEM Listing Rules” refers to the Rules Governing the Listing of Securities on GEM, as amended, supplemented or otherwise modified from time to time.

•        “HKD”, “HK$” or “HK Dollar” refers the legal currency of Hong Kong;

•        “Hong Kong laws” refers to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law in Hong Kong;

•        “Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•        “HKSCC” refers to the Hong Kong Securities Clearing Company Limited;

•        “HKSFC” refers to the Securities and Futures Commission of Hong Kong;

•        “Listing Rules” refers to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong, as amended, supplemented or otherwise modified from time to time.

•        “mainland China” refers to the mainland of the People’s Republic of China, which excludes Hong Kong, Macau and Taiwan;

•        “PRC government” or “PRC authorities”, or variations of such words or similar expressions, refer to the central, provincial, and local governments of all levels in mainland China, including regulatory and administrative authorities, agencies and commissions, or any court, tribunal or any other judicial or arbitral body in mainland China;

•        “PRC laws” refers to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law in mainland China;

•        “RMB” or “Renminbi” refers to the legal currency of mainland China;

•        “Stock Exchange” refers to the Stock Exchange of Hong Kong Limited;

•        “shares”, “Shares”, or “Ordinary Shares” refer to the Class A ordinary shares and Class B ordinary shares of Bluemount Holdings Limited, par value of US$0.0001 per share; and

•        “we”, “us”, the “Company”, or “Bluemount Cayman” in this prospectus refers to Bluemount Holdings Limited, a Cayman Islands company and its subsidiaries, unless the context otherwise indicates.

Bluemount Cayman is a holding company with all operations conducted in Hong Kong through its Operating Subsidiaries. The Operating Subsidiaries’ reporting currency is HKD. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise noted, all translations from HKD to U.S. dollars and from U.S. dollars to HKD in this prospectus were calculated at the noon buying rate of US$1 = HKD7.8259, US$1 = HKD7.8499 and US$1 = HKD7.8325, representing the index rate stipulated by the federal reserve as of March 29, 2024, March 31, 2023 and March 31, 2022 respectively. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information you should consider before making your investment decision. Before investing in our Class B Ordinary Shares, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under “Risk Factors,” “Summary Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Unless the context otherwise requires, all references to “Bluemount Cayman”, “we”, “us”, “our”, the “Company” and similar designations refer to Bluemount Holdings Limited, a Cayman Islands company, and its wholly-owned subsidiaries.

Overview

We, through our operating subsidiaries, are a Hong Kong-based financial services provider principally engaged in the provision of (i) placing and underwriting services; (ii) securities dealing and brokerage services; and (iii) asset management services. Our business is carried out through our wholly owned Operating Subsidiaries: (a) Bluemount Securities, which is licensed to conduct Type 1 (dealing in securities) and Type 4 (advising on securities) regulated activities under the SFO in Hong Kong, and (ii) Bluemount Asset Management, which is licensed to conduct Type 9 (asset management) regulated activities under the SFO in Hong Kong. Bluemount Securities is the Stock Exchange Participant and holds one Stock Exchange Trading Right. Bluemount Securities is a participant of the HKSCC.

The table below sets forth the licenses obtained by our Operating Subsidiaries under the jurisdiction of Hong Kong.

License type and trading right	Entity name
HKSFC Type 1 License — Dealing in securities	Bluemount Securities
HKSFC Type 4 License — Advising on securities	Bluemount Securities
HKSFC Type 9 License — Asset management	Bluemount Asset Management
Stock Exchange Participants (Participant ID: 02054)	Bluemount Securities
HKSCC Participants (Participant ID: B02054)	Bluemount Securities

The service offerings of the Operating Subsidiaries mainly comprise the following:

•        Underwriting and Placing Services:    acting as (i) book runner, lead manager, or underwriter of listing applicants in IPOs or other fundraising activities; and (ii) placing agent of listed companies in connection with their issuance or sale of securities, in return for underwriting and/or placing commission. We also charge investors a brokerage commission when they subscribe for or acquire securities in respect of offerings of listed issuers who engaged us to provide placing and underwriting services in respect of the relevant securities. Our revenue derived from our placing and underwriting services accounted for 0% and 1.32% of our total revenue for the years ended March 31, 2024 and 2023, respectively.

•        Securities Dealing and Brokerage Services:    providing securities dealing and brokerage services for trading in securities on the Hong Kong Stock Exchange and in other overseas markets. We act as an intermediary between buyers and sellers of securities listed on the Main Board and GEM of the Hong Kong Stock Exchange and facilitate our clients’ trading of securities listed on selected overseas stock exchanges, including the United States, in return for brokerage commission income. Ancillary to our securities brokerage and dealing services, we provide nominee services, custodian services, scrip handling services and handling services for corporate actions to our brokerage clients. At the same time, we also facilitate the subscriptions to IPOs and secondary placings, either conducted by Hong Kong issuers who engage our placing and underwriting services or conducted by other financial services providers in Hong Kong. For the years ended March 31, 2024 and 2023, respectively, 0.14% and 0.01% of our total revenue was derived from securities dealing and brokerage services.

•        Asset Management Services:    offering discretionary account management and fund management services that cater to different investment objectives of our clients, through Bluemount Asset Management. Our asset management services accounted for 2.33 % and 1.83% of our total revenue for the years ended March 31, 2024 and 2023, respectively.

Our revenues were HK$32.8 million (approximately US$4.2 million) and HK$38.3 million for the years ended March 31, 2024 and 2023, respectively. We recorded net profit of HK$9.2 million (approximately US$1.2 million) and HK$0.9 million for the years ended March 31, 2024 and 2023, respectively. We plan to keep our business growing by strengthening our securities brokerage, underwriting and placement services and develop our asset management business and margin financing services. Our diversified business portfolio allows us to create synergies between our business lines, generate new business opportunities for each business segment and provide integrated financial services to clients. For further details of our services, please refer to the paragraph headed “Business — Our Services and Revenue Model.”

Further, Bluemount Capital, a wholly-owned subsidiary, is involved in offering consulting and advisory services. We provide comprehensive consulting and advisory services on business development strategies to our diverse clientele. The core focus of the company's offerings lies in proactively seeking and evaluating suitable transaction projects which can contribute to the growth and diversification of clients’ business. For the years ended March 31, 2024 and 2023, approximately 57.05% and 77.5% of our total revenue was derived from provision of consulting and advisory services, respectively.

In addition to our primary financial services and consulting and advisory services, we also operate a subsidiary, namely Bluemount Commodities, dedicated to the trading of luxury branded timepieces, where we source, buy, and sell prestigious timepieces. We act as a crucial intermediary between watch suppliers and watch customers. Bluemount Commodities is actively involved in the trading of brand-new luxury branded timepieces. Our business model revolves around sourcing these watches from individuals or corporate entities and subsequently reselling them to consumers in Hong Kong. We specialize in procuring high-quality timepieces and offering them to the discerning market of luxury timepiece enthusiasts in the region. Bluemount Commodities serves as a reliable intermediary, ensuring that these sought-after watches reach the hands of eager consumers in Hong Kong. For the years ended March 31, 2024 and 2023, approximately 40.45% and 19.27% of our total revenue was derived from trading of luxury timepieces, respectively.

As we continue to expand our luxury timepiece trading endeavors, we remain resolute in our dedication to maintaining the same level of excellence and integrity that defines our primary financial services. The dual facets of our business complement one another, providing us with insights that enrich our understanding of both financial markets and the luxury sector.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

•A proven and experienced management team consisting of industry veterans;

•Established and strong relationship with our clients and stable client base;

•Diversified Service Offerings under our Consulting and Advisory Business Segment;

•Demand for Integrated Solutions and a Consultative Approach under our Consulting and Advisory Business Segment;

•Broad variety of international brands to target different customers and provide one-stop services to customers under our Commodity Trading Business Segment; and

•Synergies among our different lines of services which generate diversified and stable sources of revenue.

Our Strategy

We intend to pursue the following strategies to further expand our business:

•Strengthening our placing and underwriting services;

•Enhancing and developing our asset management business;

•Leverage Our Practitioners’ and Businesses’ Expertise, Geographic Reach, Diverse Service Offerings and Client Relationships under our Consulting and Advisory Business Segment; and

•Continue to Expand the Product Categories, Brands and Number of SKUs Available for our Commodity Trading Business Segment.

Corporate History and Structure

We are not a Hong Kong or a mainland China operating company, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct all of our operations through our operating companies in Hong Kong. This is an offering of the Shares of Bluemount Holdings Limited, the holding company in the Cayman Islands, instead of the shares of our Hong Kong subsidiaries.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforceability of Civil Liabilities” for more information.

The following diagram illustrates our corporate structure immediately after this offering:

For more details, see “Our Corporate History and Structure” section.

Transfers of Cash To and From Our Subsidiaries

We had not declared or paid any dividends or made any transfers of assets among us or our operating subsidiaries. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

The following are the aggregate intra-group cash flow for the years ended March 31, 2024 and 2023:

From	To	For the Year Ended March 31, 2023		For the Year Ended March 31, 2024		For the Year Ended March 31, 2024		Nature of Transaction
Bluemount Commodities Limited	Bluemount Asset Management Limited	HK$	2,800,000	HK$	-	US$	-	Interest free loan
Bluemount Capital Limited	Bluemount Asset Management Limited	HK$	2,350,000	HK$	-	US$	-	Interest free loan
Bluemount Asset Management Limited	Bluemount Capital Limited	HK$	-	HK$	867,143	US$	110,804	Interest free loan
Bluemount Commodities Limited	Bluemount Capital Limited	HK$	176,000	HK$	-	US$	-	Interest free loan
Bluemount Capital Limited	Bluemount Commodities Limited	HK$	-	HK$	34,423	US$	4,399	Interest free loan

We are permitted under the laws of the Cayman Islands to provide funding to our Operating Subsidiaries through loans and/or capital contributions without restriction on the amount of the funds loaned or contributed.

Cayman Islands. Subject to Hong Kong law, the Companies Act and our Memorandum and Articles of Association, our Company in general meeting may declare dividends in any currency, but no dividends shall be declared in excess of the amount recommended by our board of directors. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of the memorandum and articles of association of an exempted company incorporated in the Cayman Islands, an exempted company incorporated in the Cayman Islands may pay dividends and distributions out of its share premium account. In addition, based upon English case law that is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

Hong Kong. Under Hong Kong law, dividends may only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between the Company and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions or limitations on distributing earnings from our business and subsidiaries to the Company and U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

For more information, see “Dividend Policy,” “Risk Factors” and “Summary Consolidated Financial Data” and “Consolidated Statements of Changes in Shareholders’ Deficit” in the audited financial statements as of and for the years ended March 31, 2024 and 2023 contained in this prospectus.

Permission Required From Hong Kong and Chinese Authorities

We have been advised by Loeb & Loeb LLP, our U.S. and Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, the Company and its subsidiaries are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Class B Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and its subsidiaries or denied by any relevant authorities. Under the licensing requirements of the HKSFC, Bluemount Securities Limited and Bluemount Asset Management Limited are required to obtain necessary licenses to carry out regulated activities in Hong Kong and responsible personnel are subject to the relevant laws and regulations and the respective rules of the HKSFC. Bluemount Securities Limited currently holds Type 1 license (dealing in securities); whilst Bluemount Asset Management Limited currently holds Type 4 license (advising on securities) and Type 9 license (asset management). These licenses have no expiration date and will remain valid unless they are suspended, revoked or cancelled by the HKSFC. We pay standard governmental annual fees to the HKSFC and are subject to continued regulatory obligations and requirements. As of the date of this prospectus, save and except for the said HKSFC licences, the Company does not require any requisite permissions or approvals from the Hong Kong authorities to operate its businesses. Each of our Hong Kong subsidiaries have received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. However, we have been advised by Loeb & Loeb LLP that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on our management’s internal assessment that the Company and its subsidiaries currently have no material operations in mainland China, management understands that as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from mainland China authorities before listing in the U.S. and to issue our Class B Ordinary Shares to foreign investors, including the Cyberspace Administration of China (the “CAC”) or the CSRC because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) the Company operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that all our four operating subsidiaries, namely Bluemount Securities Limited, Bluemount Asset Management Limited, Bluemount Capital Limited and Bluemount Commodities are not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authorities. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in mainland China could change rapidly in the future.

In the event that (i) the mainland Chinese government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required, or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the mainland Chinese government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

In the event that we become subject to PRC laws or to the jurisdiction of Chinese authorities, we may incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, or no longer be permitted to continue our current business operations.

Summary of Risk Factors

Investing in our Class B Ordinary Shares involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our Class B Ordinary Shares. If any of these risks actually occurs, our business, financial condition, or results of operations could be materially and adversely affected. In such case, the trading price of our Class B Ordinary Shares would likely decline, their liquidity could drop significantly and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

Risks Related to Doing Business in the PRC

As we are based in Hong Kong and our business is conducted in Hong Kong, we may face significant regulatory, liquidity, and enforcement risks and uncertainties relating to doing business in the PRC in general. See “Risk Factors — Risks Related to Doing Business in the PRC” beginning on page 38 for a more detailed discussion of the risks involved. These risks include but are not limited to, the following:

•        Uncertainties with respect to the mainland China legal system, including risks and uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in the PRC with little advance notice could result in a material change in our operations and/or the value of the securities we are registering for sale. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice, which could result in a material change in our operations and/or the value of our Class B Ordinary Shares. It is also uncertain whether having several of our directors and officers located in Hong Kong will subject us to the oversight of the Chinese authorities in the future. See more detailed discussion of this risk factor on page 38 of this prospectus.

•        The PRC government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. The PRC government may choose to exercise significant oversight and discretion, and the regulations to which we are subject may change rapidly and with little notice to our shareholders or us. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in China are often uncertain. See more detailed discussion of this risk factor on page 38 of this prospectus.

•        Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or involves or constitutes a foreign investment in China-based issuers, such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. As of the date of this prospectus, our registered public offering in the U.S. is not subject to the review nor prior approval of the CAC or the CSRC. Nevertheless, the promulgation of new laws or regulations, or the new interpretation of existing laws and regulations may restrict or otherwise unfavorably impact our ability or way to conduct business and may require us to change certain aspects of our business to ensure compliance. See more detailed discussion of this risk factor on page 39 of this prospectus.

•        Recent joint statement by the SEC and PCAOB, Nasdaq’s proposed rule changes and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. See more detailed discussion of this risk factor on page 40 of this prospectus.

•        In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business and the offering. We may become subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. In the event of a failure to comply, we may be required to suspend our relevant businesses and become subject to fines and other penalties, which may materially and adversely affect our financial condition. In addition, given the recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, it remains uncertain as to how the New Measures will be interpreted or implemented. PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the New Measures. See more detailed discussion of this risk factor on page 41 of this prospectus.

•        You may experience difficulties in effecting service of process, enforcing foreign judgments or bringing actions in China against us or our management named in this prospectus based on foreign laws. Bluemount Cayman is incorporated under the laws of the Cayman Islands, but all of our operations and assets are held by our operating subsidiaries in Hong Kong. In addition, all our assets are located in Hong Kong and all of our senior executive officers and directors reside within Hong Kong for a significant portion of the time. As a result, it may be difficult or impossible for investors to effect service of process on us inside Hong Kong. See more detailed discussion of this risk factor on page 43 of this prospectus.

•        We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our Hong Kong operating subsidiaries. There can be no assurance that the PRC government will not intervene or impose restrictions to prevent the cash maintained in Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends. The PRC government may continue to strengthen its capital controls and our Hong Kong subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our Hong Kong subsidiaries to pay dividends or make other kinds of payments to us could have a material adverse effect on our ability to conduct our business. See more detailed discussion of this risk factor on page 43 of this prospectus.

•        Our results of operation may be materially and adversely affected by a downturn in mainland China or the global economy, and changes in the economic and political policies of mainland China. The rapid growth of the Chinese economy has slowed down since 2012 and such slowdown may continue. The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. See more detailed discussion of this risk factor on page 44 of this prospectus.

•        It may be difficult for overseas shareholders and/or regulators to conduct investigation in mainland China. There are significant legal obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. See more detailed discussion of this risk factor on page 44 of this prospectus.

•        We may be required to obtain approval from PRC authorities to list on overseas stock exchanges in the future. The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require CSRC approval for a listing involving offshore special purchase vehicles holding Chinese assets. See more detailed discussion of this risk factor on page 45 of this prospectus.

•        Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China. See more detailed discussion of this risk factor on page 45 of this prospectus.

•        Changes in PRC political, economic and governmental policies may have an adverse impact on our business. See more detailed discussion of this risk factor on page 45 of this prospectus.

•        If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders. Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. See more detailed discussion of this risk factor on page 46 of this prospectus.

•        We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. Gains derived an indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. See more detailed discussion of this risk factor on page 46 of this prospectus.

•        The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections. Hong Kong is a Special Administrative Region of the PRC and enjoys a high degree of autonomy under the “one country, two systems” principle. Any changes to the political and economic environment in Hong Kong may materially and adversely affect our business and operation. See more detailed discussion of this risk factor on page 47 of this prospectus.

Risks Related to Our Businesses

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. These risks include, but are not limited to, the following:

•        Our business performance is highly influenced by the conditions of capital market in Hong Kong.

•        We operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate.

•        Our future financial performance and ability to succeed may be difficult to predict given that our operating history in the corporate finance services industry in Hong Kong is relatively short.

•        We face fierce competition in the corporate finance services industry in Hong Kong and may lose our competitive edge to our competitors.

•        We are subject to market and financial risks arising from our underwriting business if the securities underwritten by us are undersubscribed.

•        We may be subject to substantial risks if the client(s) using our securities dealing and brokerage services default on payments.

•        We may have to bear losses resulting from trading errors.

•        Our financial services business segment may be affected if we are unable to retain our employees who have strong relationships with our clients.

•        Other brokerage firms may have a competitive edge over us by offering zero or lower rate of brokerage commission.

•        Our asset management business may not be successful.

•        Our businesses depend on key management and professional staff under our financial services business segment, and our business may suffer if we are unable to recruit and retain them.

•        Where one or more of the regulated activities of our Operating Subsidiaries has less than two Responsible Officers, our Operating Subsidiaries will be in breach of the relevant licensing requirements which could adversely affect our licensing status which may jeopardize our business operation.

•        We are required to maintain a high level of funds and liquidity for our business activities and proposed expansions.

•        We may not be able to obtain additional capital when desired, on favorable terms or at all. If we fail to meet the capital requirement pursuant to the FRR, our business operations and performance will be adversely affected.

•        Our financial result for the year ending March 31, 2025 is expected to be adversely affected by the non-recurring listing expenses.

•        We may not be able to fully detect money laundering and other illegal or improper activities in our business operations on a timely basis or at all, which could subject us to liabilities and penalties.

•        Fraud or misconduct by our directors, officers, employees, agents, clients, or other third parties could harm our reputation and business and may be difficult to detect and deter.

•        We may encounter potential conflicts of interest from time to time, and the failure to identify and address such conflicts of interest could adversely affect our business.

•        We are subject to various risks due to violation of obligations and standards that we are subject to, illegal or improper activities committed by and misconduct of our personnel or third parties.

•        Should we experience any event of professional liabilities, such as claims or lawsuits, our financial position and reputation will be adversely affected.

•        Our Commodity Trading Business Segment depends on its ability to maintain stable and adequate supply of inventories to meet consumer demand for its products, which may be subject to its ability to maintain an optimal level of inventories and its ability to obtain sufficient quantities of inventory for sale to its customers in a timely manner or at acceptable prices.

•        The business and reputation of the Group would be adversely impacted in the event of the non-compliance of the Group’s internal control guidelines and failure of the product examination process under the Commodity Trading Business Segment.

•        Reliance on retail sales in Hong Kong under the Commodity Trading Business Segment.

Commodity Trading Business Segment.

•        Reliance on products of certain brands under the Commodity Trading Business Segment.

•        Seasonality under the Commodity Trading Business Segment.

•        The insurance coverage may not be sufficient to cover all losses.

•        Changes in capital markets, M&A activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for one or more of our consulting and advisory business segment or practice offerings or services, in which case our revenues and profitability could decline.

•        Our consulting and advisory business segment may face risks of fee non-payment, clients may seek to renegotiate existing fees and contract arrangements, and may not accept billable rate or price increases, which could result in loss of engagements, fee write-offs, reduced revenues and less profitable business.

•        We may not manage our growth effectively, and our profitability may suffer.

•        Our business is subject to various cyber-security risks and other operational risks, such as the failure or malfunction of our trading system and/or information technology infrastructure and the failure to maintaining relationship with our vendors, which may cause disruptions to our business operation and tarnish our reputation.

•        Failure to comply with data privacy, data protection, or any other laws and regulations related to data privacy and security, or the failure to protect client data or prevent breaches of our information systems, could expose us to liability or reputational damage and materially and adversely affect our business, financial condition, and results of operations.

•        We may be unable to successfully implement or implement in full our future business plans.

Risks Related to our Shares

In addition to the risks described above, we are subject to general risks and uncertainties relating to our Class B Ordinary Shares and this offering, including but not limited to the following:

•        There has been no public market for our Class B Ordinary Shares prior to this offering; if an active trading market does not develop you may not be able to resell our Class B Ordinary Shares at any reasonable price.

•        If we fail to meet applicable listing requirements, Nasdaq may delist our Class B Ordinary Shares from trading, in which case the liquidity and market price of our Class B Ordinary Shares could decline.

•        Our status as a “foreign private issuer” under the rules promulgated by the Securities and Exchange Commission under the U.S. federal securities laws (the “SEC rules”), will exempt us from the U.S. proxy rules and the more detailed and frequent Securities Exchange Act of 1934 “Exchange Act”, reporting obligations applicable to a U.S. domestic public company.

•        Our status as a foreign private issuer under the Nasdaq Stock Market Rules (the “Nasdaq rules”), will allow us to adopt certain home country practices in relation to corporate governance matters which may differ significantly from Nasdaq corporate governance listing standards applicable to a U.S. domestic Nasdaq listed company.

•        Our status as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) may make it more difficult to raise capital as and when we need it.

•        We may allocate the net proceeds from this offering in ways that differ from the estimates discussed in the section titled “Use of Proceeds” and with which you may not agree.

•        The price of our Class B Ordinary Shares could be subject to rapid and substantial volatility.

Recent Regulatory Development in China

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

Cybersecurity Laws

On July 10, 2021, the CAC issued a revised draft of the Cybersecurity Review Measures (“Revised Draft”), which required that, among others, in addition to an “operator of critical information infrastructure,” any “data processor” controlling personal information of no less than one million users that seeks to list in a foreign stock exchange should also be subject to cybersecurity review.

On January 4, 2022, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly adopted and published the New Measures for Cybersecurity Review (“New Measures”), which came into effect on February 15, 2022 and amended the Revised Draft released on July 10, 2021. The New Measures reiterate that, if an “operator of critical information infrastructure” or “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. The New Measures further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad.

Given that our Group has no operation in mainland China, we believe this risk is not significant. Bluemount Securities Limited may collect and store certain data (including certain personal information) from our clients for “Know Your Customers” purpose, who may be PRC individuals. We do not currently expect the New Measures to have an impact on our business, operations or this offering as we do not believe that Bluemount Securities Limited is deemed to be an “operator of critical information infrastructure,” “data processor,” or “network platform operator” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) as of date of this prospectus, Bluemount Securities Limited has collected and stored personal information of less than 476 PRC individual clients, far less than one million users; and (ii) as of the date of this prospectus, Bluemount Securities Limited has not been involved in any investigations on cybersecurity or data security initiated by related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. Therefore, we are not covered by the permission and requirements from the CSRC nor CAC.

Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated. If the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we cannot assure you that we will be able to list our Class B Ordinary Shares on U.S. exchanges, or continue to offer securities to investors, which would materially affect the interest of the investors and cause significantly depreciation of our price of Class B Ordinary Shares. See “Risk Factors — We may be required to obtain approval from PRC authorities to list on overseas stock exchanges in the future.”

Laws on Offshore Securities Offering

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

Given that our Group has no operation in mainland China, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from the CSRC or other regulatory authorities or other procedures are required for this offering, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for this offering, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for this offering. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the offering from this offering into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our Class B Ordinary Shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the Class B Ordinary Shares offering hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the shares.

Implications of HFCA Act

Our Class B Ordinary Shares may be prohibited from being trading on a national exchange under the HFCA Act if the PCAOB is unable to inspect our auditor for three consecutive years beginning in 2021.

Our auditor, AOGB CPA Limited, is an independent registered public accounting firm that issues the audit report included elsewhere in this prospectus. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, it is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections on its audit works to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor in relation to our U.S. listing.

The SEC adopted rules to implement the HFCA Act and, pursuant to the HFCA Act, the PCAOB issued its report on December 16, 2021, notifying SEC of its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong because of a position taken by one or more authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfils its responsibilities under the HFCA Act.

On August 26, 2022, the PCAOB signed the SOP Agreements with the CSRC and China’s Ministry of Finance. The SOP Agreements established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. However, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, the PCAOB is likely to determine by the end of 2022 that positions taken by authorities in the PRC obstructed its ability to inspect and investigate registered public accounting firms in mainland China and Hong Kong completely, and the companies audited by those registered public accounting firms would be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange.

On December 23, 2022 the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Class B Ordinary Shares may be prohibited from trading or delisted. The delisting of our Class B Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Corporate Information

Our principal office are located at Room 1007, 10/F, Capital Centre, 151 Gloucester Road, Wan Chai, Hong Kong, and our telephone number is +852 2137-2688. Our registered office in the Cayman Islands is located at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Our agent for service of process in the United States is [Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168.]

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.235 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, we may take advantage of certain reduced disclosure and requirements that are otherwise applicable generally to U.S. public companies that are not emerging growth companies. These provisions include:

•        the option to include in an initial public offering registration statement only two years of audited financial statements and selected financial data and only two years of related disclosure;

•        reduced executive compensation disclosure; and

•        an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) in the assessment of our internal control over financial reporting.

The JOBS Act also permits an emerging growth company, such as us, to delay adopting new or revised accounting standards until such time as those standards are applicable to private companies. We have not elected to “opt out” of this provision, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will have the discretion to adopt the new or revised standard at the time private companies adopt the new or revised standard and Our discretion will remain until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

We will remain an emerging growth company until the earliest of:

•        the last day of our fiscal year during which we have total annual revenue of at least $1.235 billion;

•        the last day of our fiscal year following the fifth anniversary of the closing of this offering;

•        the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

•        the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which, among other things, would occur if the market value of our Class B Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies.

In addition, upon closing of this offering, we will report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under the Nasdaq rules that allow us to follow Cayman Islands law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•        the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•        Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

We are also a foreign private issuer. Foreign private issuers, like emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances apply            :

•        the majority of our executive officers or directors are U.S. citizens or residents;

•        more than 50% of our assets are located in the United States; or

•        our business is administered principally in the United States.

THE OFFERING

Shares offered by us	[ ] Class B Ordinary Shares (or [ ] Class B Ordinary Shares if the underwriters exercise their option to purchase additional Class B Ordinary Shares in full).
Shares to be outstanding after this offering	[ ] Class A Ordinary Shares and [ ] Class B Ordinary Shares (or [ ] Class B Ordinary Shares if the underwriters exercise their option to purchase additional Class B Ordinary Shares in full).
Option to purchase additional Class B Ordinary Shares	We have granted the underwriters an option to purchase up to [ ] additional Class B Ordinary Shares from us within 45 days of the date of this prospectus.
Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $[   ] million, or approximately $[   ] million if the underwriters exercise their option to purchase additional Class B Ordinary Shares in full, based on an assumed initial public offering price of $[    ] per Share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

•   40% to expansion of watch trading business;

•   30% to acquisition of financial and investment related companies; and

•   30% to fund general working capital needs.

See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class B Ordinary Shares.
Listing

We have applied to list our Class B Ordinary Shares on the Nasdaq Capital Market under the symbol “[   ]”. At this time, Nasdaq Capital Market has not yet approved our application to list our B Ordinary Shares. The closing of this offering is conditioned upon Nasdaq Capital Market’s final approval of our listing application. However, there is no assurance that this offering will be closed and our Class B Ordinary Shares will be trading on the Nasdaq Capital Market.

The number of Shares to be outstanding after this offering is based on [   ] Class A Ordinary Shares and 0 Class B Ordinary Shares outstanding as of [      ].

Unless otherwise indicated, all information in this prospectus assumes or gives effect to no exercise by the underwriters of their option to purchase up to [   ] additional Class B Ordinary Shares from us.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of income for the years ended March 31, 2024 and 2023 and consolidated balance sheets data as of March 31, 2024 and 2023 have been derived from our consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards (“IFRSs”). Our historical results are not necessarily indicative of the results that may be expected for any future period. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

	Years Ended March 31
	2024	2024	2023	2023
	HK$’000	US$’000	HK$’000	US$’000
Statement of Operations Data
Revenue	32,848	4,197	38,324	4,882
Costs and operating expenses:
Cost of revenue	(15,078)	(1,927)	(9,735)	(1,240)
Other income	1	-	1,545	197
Impairment loss on trade and other receivable, net of reversal	(863)	(110)	(20,622)	(2,627)
Administrative expenses	(4,973)	(635)	(3,643)	(464)
Total operating profits	11,935	1,525	5,869	748
Finance costs	(639)	(82)	(663)	(84)
Profit before income taxes	11,296	1,443	5,206	664
Taxation	(2,085)	(266)	(4,332)	(552)
Net profit	9,211	1,177	874	112

	As of March 31
	2024	2024	2023	2023
	HK$’000	US$’000	HK$’000	US$’000
Balance Sheet Data
Bank balances and cash	4,282	547	8,913	1,135
Bank balance– client account	60,240	7,698	62,143	7,916
Current assets	44,174	5,645	27,459	3,498
Non current assets	1,599	204	3,753	478
Total assets	110,295	14,094	102,268	13,027
Current liabilities	82,136	10,495	82,700	10,535
Non current liabilities	-	-	843	107
Total liabilities	82,136	10,495	83,543	10,642
Shareholders’ equity	28,159	3,599	18,725	2,385
Total liabilities and shareholders’ equity	110,295	14,094	102,268	13,027

RISK FACTORS

Investing in our Class B Ordinary Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Class B Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Businesses

Our business performance is highly influenced by the conditions of capital market in Hong Kong.

All our business operations were concentrated in the capital market sector in Hong Kong during the years ended March 31, 2024 and 2023 and up to the date of this prospectus. Any material deterioration in the financial and economic conditions of the capital market in Hong Kong could materially and adversely affect our business and prospects. The Hong Kong corporate finance market is susceptible to changes in the global as well as domestic economic, social and political conditions including, without limitation, interest rate fluctuations, volatility of foreign currency exchange rates, monetary policy changes, outcome of the Sino-US trade dispute, the U.S. interest rate outlook, social unrest in Hong Kong and legal and regulatory changes. When there are unfavorable changes to the global or local market conditions, the capital market in Hong Kong may experience negative fluctuations in its performance. It may directly affect the demand for our services, our pricing strategies, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and results of operations.

We operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate.

The corporate finance services industry in which we operate is highly regulated and any material changes to the laws and regulations applicable to us could significantly affect our operations. We cannot assure you that the business model and operations we currently have in place would be in compliance with any changes or updates to the regulatory requirements. Costs of compliance could increase and our fee structure may have to be adjusted. If capital ratio requirements increase and certain products or activities are subject to limitations, the range of services we offer could be restricted, and revenue growth and profitability could be materially and adversely impacted. Moreover, our licensed entity is under the supervision and monitoring of the HKSFC and the Stock Exchange and must remain fit and proper to the satisfaction of the regulators in order to retain its license(s). The HKSFC may also conduct regulatory inspections and investigations on our business activities from time to time. Any non-compliance with applicable laws, regulations, guidance or codes or any negative findings made by the regulators may result in (i) fines, deterrent penalties, disciplinary actions against us, our Responsible Officers, Licensed Representatives or any of our personnel; or (ii) suspension or revocation of some or all of (a) our registrations or licenses for carrying on our business activities; or (b) the approvals or licenses granted to our personnel enabling them to carry out their responsibilities in our Group. For instance, conditions may be imposed on our licenses restricting us to carry on our business or our Responsible Officers or Licensed Representatives may be banned from the industry, for a specific period of time. Accordingly, our business operation, reputation, financial condition and results of operations might be materially and adversely affected.

Our future financial performance and ability to succeed may be difficult to predict given that our operating history in the corporate finance services industry in Hong Kong is relatively short.

Our future revenues and cash flows may fluctuate significantly given that our operating history in the corporate finance services industry in Hong Kong is relatively short, rendering it difficult to predict our results of operations and prospects. We started to provide corporate advisory services, including placing agent services in November 2016 and we commenced to provide assets management services to our clients in November 2016.

We only have a limited operating history with regards to such business upon which an evaluation of our prospects can be based. Such prospects must be considered in light of the risks, expenses and difficulties encountered by any new company. Such risks include our continued market acceptance as a reliable and attentive corporate finance service provider, ability to develop our business scale, and potential competition from our competitors. There is no assurance that we will sustain profitability or positive cash flow from our existing operations or from any expanded or new operations, nor that we will be able, upon the completion of the offering, to expand operations beyond our current level.

We face fierce competition in the corporate finance services industry in Hong Kong and may lose our competitive edge to our competitors.

The financial services industry in Hong Kong in which we operate is intensely competitive, highly fragmented, and subject to rapid change, and we expect it to remain so. As of December 31, 2023, there were 683 trading right holders registered in the Hong Kong Exchanges and Clearing Limited, which comprised 587 trading Exchange Participants, 84 non-trading Exchange Participants and 12 non-exchange participants. On the other hand, there were 1,491, 1,880 and 2,085 corporations licensed to carry on Type 1 (dealing in securities), Type 4 (advising on securities) and Type 9 (asset management) regulated activities under the Securities and Future Ordinance (Cap.571) (“SFO”), respectively, according to market and industry statistics published on the HKSFC’s website. Our larger competitors may have advantages over us such as having better brand recognition and reputation in the market, larger client base, wider range of value-adding services, stronger human and financial resources, longer operating histories, and operational presence in more geographic locations. We also face competition from local medium and small-sized financial services providers which offer similar range of services. New participants may enter into the market insofar as they have engaged appropriate qualified professionals and obtained the requisite regulatory licenses and permits. Some firms may also have resources to expand their operational scale, market share as well as geographical coverage through undertaking mergers and acquisitions.

There is no assurance that we will be able to maintain our competitive strengths even if we are able to respond rapidly to the changing business environment and/or capture new market opportunities. In addition, competition creates an unfavorable pricing environment in the market in which we operate. Our inability to remain competitive could lead to a reduction in our market share (as our clients are not bound to use our services and can freely switch to other service providers and/or decrease their use of our services), and any further intensification of competition in terms of pricing may lead to reduced profit margins. As a result, our operating performance, financial results and prospects may be materially and adversely affected.

We are subject to market and financial risks arising from our underwriting business if the securities underwritten by us are undersubscribed.

Our underwriting service was conducted by Bluemount Securities, one of our Operating Subsidiaries. The placing and underwriting commission recorded for the year ended March 31, 2024 and 2023 were nil and $0.5 million, respectively. Our underwriting services are conducted on a fully underwritten basis, whereby Bluemount Securities were obliged to take up the undersubscribed securities up to the maximum of our underwriting commitment. We were also involved in a number of placing exercises as placing agents or sub-placing agents. Depending on the terms of the placing agreements, the placing exercises were either on a fully underwritten basis or on a best-effort basis.

If the securities underwritten by Bluemount Securities are undersubscribed and we fail to procure subscribers to take up all of the undersubscribed securities, Bluemount Securities is required to purchase all of the undersubscribed portion for its own account, which would materially and adversely affect our liquidity. If Bluemount Securities fails to sell the securities it have underwritten, our Group would incur expenditure, expose ourselves to market risk and capital available to us would be reduced, which may in turn materially and adversely affect our results of operations and financial conditions. Our financial position would also be adversely affected if the underwritten securities so taken up by Bluemount Securities becomes illiquid and/or their market value drops. Under the Securities and Futures (Financial Resources) Rules (the “FRR”), the value of the open position of any underwriting commitment or the market value of the securities purchased by us to fulfil the underwriting obligations would have an impact on our liquid capital. If the liquid capital of our Operating Subsidiaries falls below the minimum requirement under the FRR, our Operating Subsidiaries will be in breach of the FRR resulting in the HKSFC suspending our license or imposing conditions in relation to our regulated activities.

In the case of placing of securities on a best-effort basis, if the securities are undersubscribed or if market conditions become volatile, the placing may not be completed in full or may be canceled. The commission from such placing engagements may reduce or in the worst case we may have no commission at all. Moreover, the placing and underwriting commission generated by Bluemount Securities is directly related to the number of placing and underwriting exercises secured and completed by us and their fund-raising sizes. The placing and underwriting business is subject to various external factors which are beyond our control, including the number and the size of IPOs in the market, and the activeness of the secondary market for fund-raising exercises under the prevailing financial market environment. There is no assurance that the performance of our placing and underwriting business will not be affected by such external factors.

Revenue from our placing and underwriting business is generated on a project-by-project basis and thus our profitability is highly unpredictable and may be adversely affected if we are unable to secure engagements at levels or on comparable commission rates similar to those during the years ended 2024 and 2023 in the future.

We are engaged to provide placing and underwriting services on a project-by-project basis, and our financial performance in this business segment may be affected by, among other things, demand for our services, our capacity to undertake new projects, the number and size of IPOs and secondary offerings and issuance in the debt and equity capital markets in Hong Kong as well as other external factors which may be outside our control. In particular, demand for placing and underwriting services may be materially affected by prevailing market conditions, as prospective listing applicants and listed issuers may determine to delay, terminate, scale-back or relocate their fundraising plans and/or activities in the event investment sentiment and appetite are stemmed by adverse, unfavorable or uncertain market conditions. Our financial results may also be materially and adversely affected if we are unable to secure new placing or underwriting engagements in the future at levels similar to those during the years ended March 31, 2024 and 2023.

Since the mandates for the underwriting and placing exercise were negotiated on a project-by-project basis with the clients, revenue generated from our services may fluctuate significantly from time to time and may not recur. For example, there was no placing and underwriting commission recorded for the fiscal year ended March 31, 2024, which accounted for 0% of our total revenue, whereas for fiscal year ended March 31, 2023, it only accounted for approximately HK$505,000 or 1.32% of our total revenue. There is also no assurance that the clients which have previously sought our services will continue to retain us for future businesses. Therefore, our future financial results may be subject to fluctuations depending on the success in entering into new engagements. There is also no assurance that the engagements our Operating Subsidiaries successfully secure can be completed due to the market conditions and circumstances of each engagement. Our revenue and profitability may therefore fluctuate significantly. Further, the terms of the placing and underwriting engagements are determined between each of our clients and us on a case-by-case basis after arm’s length negotiations based on the type of services we provide, nature of transaction, scope of duties, length of time expect to spend, complexity of the transactions and our expected workload. As such, the amount of revenue we generate from different engagements may vary on a project-by-project basis and we cannot assure that we can secure future engagements with fee rates comparable with engagements during the years ended March 31, 2024 and 2023, in the future. We also cannot assure that our commission income from the underwriting and placing service will be comparable to those accepted by our clients during the years ended March 31, 2024 and 2023. When the Operating Subsidiaries are unable to secure such engagements or on comparable commission rates, our financial results may be materially and adversely affected.

Our commission income from our securities dealing and brokerage service may be volatile, and fluctuate significantly from quarter to quarter, which may result in volatility of the price of our Class B Ordinary Shares.

For the years ended March 31, 2024 and 2023, commission and brokerage income from our securities brokerage services amounted to 0.14% and 0.01% of our total revenue for the corresponding periods. Our brokerage commission and income mainly depend upon the trading volume through our trading system and platform (including our online trading platform). Similar to other broking and financial services firms, trading volume by investors in the stock markets as a whole may continue to be affected by factors such as changes in investors’ sentiment, perception, and confidence in the financial markets, inflation expectation, market conditions, political conditions, natural disasters, riots and acts of war or terrorism. Fluctuations in the trading volume by our clients through our trading platform and services would result in reduced commission and brokerage income, and there is no assurance that we will be able to maintain or improve our relationship with our brokerage clients and they may terminate their respective relationship with us at any time. Our profit may be materially and adversely affected if any of our clients cease to use, or if any of them significantly reduces their use of our services.

We may be subject to substantial risks if the client(s) using our securities dealing and brokerage services default on payments.

During the course of the provision of securities dealing and brokerage services, our clients are required to settle their securities transactions two days after the trade date. If our clients do not have sufficient cash with us to do so, the Operating Subsidiaries are required to settle the same with Central Clearing and Settlement System (the “CCASS”) of the Hong Kong Stock Exchange on behalf of the customers using our own resources. As such, our liquidity position will be adversely affected. Therefore, we need to maintain sufficient resources for the abovementioned settlements and are exposed to potential default in payment by our clients, in which event, our liquidity position may be adversely affected. There is no guarantee that our risk management measures could effectively mitigate relevant default risks arising from unexpected events or circumstances. There is also no assurance that our clients will continue to meet their obligations to settle their securities transaction on time, or at all, or that they will not default on their obligations to us as a result of bankruptcy, lack of liquidity or other reasons. In the event that our clients fail to meet their payment obligations, our financial conditions and results of operations may be materially and adversely affected.

We may have to bear losses resulting from trading errors.

During the course of providing securities brokerage services, we may have to process and monitor larger number of transactions, which involves complicated operational procedures and requires stable performance of our trading system. Furthermore, our clients can place their orders through our staff (employee) dealers, which may involve verbal interaction and manual input. There is no guarantee that our staff dealers will not inadvertently make trade errors, such as making mistakes when taking client instruction, including but not limited to incorrect input of security name, quantity of the transaction or incorrect buy/sell order or incorrect input of client instruction or client account number. Upon discovery of any trading error, we have to take immediate actions to rectify the trading error and the relevant client may be dissatisfied and refuse to settle the relevant trade, in which event, we may suffer losses from such trading error. Any loss we suffered resulting from any of the aforesaid trading errors made by our licensed employees may not be indemnified by the responsible person and we may have to bear the losses resulting from those trading errors. Hence, in the event that the trading errors are not effectively prevented or controlled, or rectification measures could not cover the loss incurred, our financial results would be materially and adversely affected.

Our financial services business segment may be affected if we are unable to retain our employees who have strong relationships with our clients.

We rely on our employee dealers to provide reliable and quality financial services and to maintain relationships with our clients through their ability to provide personalized services through understanding their needs. In addition to maintaining relationships with existing clients, we also rely on our staff dealers to generate client referrals. There is however no guarantee that our staff will or are willing to continue to serve. Where our staff determine to cease their engagements with our Operating Subsidiaries or enter into negotiations with us for a material variation of their existing terms of engagement (such as the commission arrangement), our operating performance and financial results may be materially and adversely affected.

There is no assurance that the contractual arrangements we have entered with our employees are sufficient to protect our interests.

There is no assurance that the contractual arrangements we have entered with our employees will be sufficient to protect the business interests of our Operating Subsidiaries. If any employee upon his departure leaks proprietary information, trade secrets or know-how of Operating Subsidiaries, or successfully solicits clients, or employees from our Operating Subsidiaries, our business and results of operation may be materially and adversely affected. For example, any leakage of client’s information and contacts to our competitors may adversely affect Operating Subsidiaries’ competitiveness in acting as placing agent or underwriter in our placing and underwriting business. We may need to resort to litigation to enforce the restrictive covenants and undertakings, but there is no guarantee that the courts will rule in favor of us and the outcome may be unpredictable. Any litigation may also require significant expenditure and management efforts, and an unfavorable outcome may materially harm our business prospects and reputation.

Other brokerage firms may have a competitive edge over us by offering zero or lower rate of brokerage commission.

Our clients are free to trade in securities in the secondary market with any broker that offers a more favorable rate of brokerage commission. Brokerage firms competing with us in Hong Kong may charge zero or lower rate of brokerage commission to capture a larger market share and attract our clients to use their securities dealing and brokerage services. We cannot assure that our clients who have active securities trading accounts with us will continue to conduct all or any securities trading through such account. In case we are unable to charge a competitive rate of brokerage commission for our securities dealing and brokerage services, we may lose to our competitors for the same clients in the secondary market for securities trading.

Our asset management business may not be successful.

We commenced our asset management business after Bluemount Securities Limited and Bluemount Asset Management Limited obtained the HKSFC licenses to carry on Type 4 (advising on securities) and Type 9 (asset management), respectively, regulated activities in November 2016. We launched an open-ended fund, namely,  Bluemount Investment Fund SPC in 2017. We have moderate amount of experience in operating asset management business. In the future, we cannot assure you that our AUM will be maintained or increased under the highly competitive environment with numerous competitors including other securities firms, fund managers, commercial banks, and insurance companies which may have longer operating histories, better brand names and reputation and proven record of investment performance. Given the history of operation of our asset management business is short, its ability to succeed is difficult to predict. Our investment performance is subject to market condition and volatility, our investment strategies, changes in our risk management policy and economic factors. If our future AUM decreases due to our poor management or our clients withdraw their assets, our business operations and financial results may be materially and adversely affected.

Our businesses depend on key management and professional staff under our financial services business segment, and our business may suffer if we are unable to recruit and retain them.

Our businesses depend on the skills, reputation, and professional experience of our key management, the network of resources and relationships they generated for our business, and the synergies among the diverse fields of expertise and knowledge held by our management. Therefore, the success of our business depends on the continued services of these individuals. If we lose their services, we may not be able to execute our existing business strategy effectively or maintain our current level of profitability, and we may have to change our current business direction. These disruptions to our business may take up significant energy and resources of our company, and materially and adversely affect our future prospects.

Moreover, our business operations depend on our professional staff, our most valuable asset. Their skills, reputation, professional experience, and client relationships are critical elements in obtaining and executing client engagements. We devote considerable resources and incentives to recruiting and retaining these personnel. However, the market for quality professional staff is increasingly competitive. We expect to face significant competition in hiring such personnel. Additionally, the current compensations scheme to attract employees may not be as effective as in the past.

The intense competition may require us to offer more competitive compensation and other incentives to our talent, which could materially and adversely affect our financial condition and results of operations. As a result, we may find it difficult to retain and motivate these employees, and this could affect their decisions about whether or not they continue to work for us. If we do not succeed in attracting, hiring and integrating quality professional staff, or retaining and motivating existing personnel, we may be unable to grow effectively.

Where one or more of the regulated activities of our Operating Subsidiaries has less than two Responsible Officers, our Operating Subsidiaries will be in breach of the relevant licensing requirements which could adversely affect our licensing status which may jeopardize our business operation.

Under the licensing requirements of the SFO, each of our Operating Subsidiaries must have at all times at least two Responsible Officers to directly supervise the business of each of our regulated activities. Any resignation, sickness or absence of our Responsible Officers may expose us to operational disruptions, and thus may result in a breach of the relevant licensing requirement. This may subsequently result in the suspension of our HKSFC licenses and jeopardize our business operations.

We are required to maintain a high level of funds and liquidity for our business activities and proposed expansions.

As the corporations licensed with the HKSFC to carry on regulated activities, our Operating Subsidiaries are required to maintain a minimum amount of share capital and liquid capital as prescribed under the FRR. Further, the Hong Kong Stock Exchange also imposes similar financial requirements on Exchange Participants. The required liquid capital is the higher of HK$3 million (approximately US$0.4 million) and its variable required liquid capital as stipulated by the FRR. For more details, please refer to the paragraph headed ‘‘Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong)’’ under the section headed “Regulation” in this prospectus. Therefore, our Operating Subsidiaries must maintain a high level of liquidity at all times to comply with the FRR. Failure to meet the above requirement may cause the HKSFC to suspend our licenses, impose conditions in relation to our regulated activities, or take other appropriate disciplinary actions against us, which may adversely affect our business operations and financial performance. Although we have not breached the statutory capital requirements under the FRR or imposed by the Hong Kong Stock Exchange for the years ended March 31, 2024 and 2023, there is no assurance that such failure will not happen in the future. Our liquid capital may be tightened when we commence our margin financing operation and expand our margin financing activities in the future, increase in underwriting exercises and/or settlement of securities trading transactions on behalf of our securities brokerage clients.

We may not be able to obtain additional capital when desired, on favorable terms or at all. If we fail to meet the capital requirement pursuant to the FRR, our business operations and performance will be adversely affected.

We may require additional funding for further growth and development of our business, including any investments or acquisitions we may decide to pursue. Due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. If our existing resources are insufficient to satisfy our requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets, and the Hong Kong financial industry. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences, or privileges senior to those of existing shareholders. In addition, our HKSFC licensed Operating Subsidiaries are required under the FRR to maintain certain levels of liquid capital. If they fail to maintain the required levels of liquid capital, the HKSFC may take actions against our Operating Subsidiaries and our business will be adversely affected.

We may not be able to implement our business strategies and future plans successfully.

Our business strategies and future plans are set out in the paragraph headed ‘‘Growth Strategies’’ under the section headed ‘‘Business’’ and in the ‘‘Use of Proceeds’’ section in this prospectus. However, the successful implementation of these strategies and plans depend on a number of factors including but not limited to the following:

•        our ability to recruit and retain qualified and experienced professional staff; in particular, in the recruitment of qualified staff with relevant experience to support the expected expansion of our placing and underwriting services, proposed commencement of our margin financing and expansion of asset management services;

•        our ability to cope with increased exposure to financial risk, operational risk, market risk and credit risk arising from our expanded scope of business;

•        our ability to comply with all regulatory requirements and maintain/obtain the qualifications on the range of financial and securities services we provide or intend to provide to our clients;

•        our ability to secure sufficient financial resources;

•        clients’ acceptance and demand for our products and services and our ability to compete with our competitors; and

•        our ability to adapt the changes in the financial market and government policies.

Many of these factors are beyond our control and by nature, are subject to uncertainty. As such, there is no assurance that our business strategies and future plans can be implemented successfully or may be materialized in accordance with our expected timetable, or at all, despite our capital commitments and investments into the same. Any failure or delay in the implementation of any or all of these strategies and plans may have a material adverse effect on our profitability and prospects. In addition, our future plans may place substantial demands on our managerial, operational, technological, financial and other resources. To manage and support our growth, we may need to improve our existing operational and administrative systems, improve our financial and management controls, enhance our ability to recruit, train and retain additional qualified personnel and staff. All of these efforts will require substantial attention and time from management and significant additional expenditures. We cannot assure you that we will be able to manage any future growth effectively and efficiently, and our ability to capitalize on new business opportunities may be materially and adversely affected if we fail to do so, which could in turn materially and adversely affect our business, results of operations, financial condition and prospects.

Our financial result for the year ending March 31, 2025 is expected to be adversely affected by the non-recurring listing expenses.

Our directors are of the view that the financial result of our Group for the year ending March 31, 2025 is expected to be adversely affected by the listing expenses in relation to the offering, the nature of which is non-recurring. See “Expenses Related to Offering” for details. Part of the listing expenses is expected to be accounted for as a deduction from equity upon listing while part of the listing expenses has been and is expected to be recognized as expenses in our consolidated statements of income which is expected to be recognized for the year ending March 31, 2025. Accordingly, our results of operation and financial performance for the year ending March 31, 2025 may be adversely impacted, and may or may not be comparable to our financial performance in the past.

We may not be able to fully detect money laundering and other illegal or improper activities in our business operations on a timely basis or at all, which could subject us to liabilities and penalties.

We and our subsidiaries are required to comply with applicable anti-money laundering and anti-terrorism laws and other regulations in the jurisdictions where we operate. Although we have adopted policies and internal control procedures aimed at detecting, and preventing being used for, money-laundering activities by criminals or terrorist-related organizations and individuals or improper activities (including but not limited to market manipulation and aiding and abetting tax evasion), in light of the complexity of money-laundering activities and other illegal or improper activities, such policies and procedures may not completely eliminate the possibility of third parties using our business platform to engage in money laundering and/or other illegal or improper activities.

Furthermore, our Operating Subsidiaries primarily comply with applicable anti-money laundering laws and regulations in Hong Kong(for example, the Anti-Money Laundering and Counter-Terrorist Financing (Financial Institutions) Ordinance and the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism (For Licensed Corporations) issued by the HKSFC), and we may not fully detect violations of anti-money laundering regulations in other jurisdictions or be fully compliant with the anti-money laundering laws and regulations in other jurisdictions to which we are required. After we become a publicly listed company in the United States, we will also be subject to the U.S. Foreign Corrupt Practices Act of 1977 and other laws and regulations in the United States, including regulations administered by the U.S. Department of Treasury’s Office of Foreign Asset Control.

To the extent that our policies and procedures currently in place fail to detect and prevent money-laundering activities, terrorist financing and other illegal or improper activities by our directors, employees, agents, clients or other third parties and/or if we fail to fully comply with the applicable laws and regulations, the relevant government authorities may initiate investigation against us, and may impose fines and/or other penalties on us, any of which may significantly and adversely affect our reputation, business operations and financial results.

Fraud or misconduct by our directors, officers, employees, agents, clients, or other third parties could harm our reputation and business and may be difficult to detect and deter.

We are subject to a number of obligations and standards arising from our businesses. The violation of these obligations and standards by any of our directors, officers, employees, agents, clients, or other third parties could materially and adversely affect us and our investors. For example, our businesses require that we properly handle confidential information. If our directors, officers, employees, agents, clients, or other third parties were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position, and existing and future business relationships.

We are also subject to the risk of fraud, illegal act, misconduct or other improper activities committed by our directors, employees, agents, clients or other third parties, such as entering into unauthorized transactions, improperly using or divulging inside information, recommending transactions not suitable for our clients, engaging in fraudulent activities, or engaging in improper or illegal. We cannot assure that our procedures and policies would fully prevent or detect illegal or improper activities in our business operations. If illegal or improper activities transpire and we fail to identify them in a timely manner, or at all, we will be in breach of the legal and regulatory requirements in Hong Kong and may be subject to regulatory sanction resulting in financial loss and reputational harm, which would adversely affect our reputation and results of operations.

It is not always possible to detect and deter fraud or misconduct by our directors, officers, employees, agents, clients, business partners, or other third parties. The precautions that we take to detect and prevent such activity may not be effective in all cases. Fraud or misconduct by any of these persons or entities may cause us to suffer significant reputational harm and financial loss or result in regulatory disciplinary actions. The potential harm to our reputation and to our business caused by such fraud or misconduct is impossible to quantify.

We recorded net operating cash outflow for the year ended March 31, 2024

For the year ended March 31, 2024, we recorded net operating cash outflow of HK$3.9 million. We cannot assure you that we will not record net current liabilities or experience another period of net cash outflow in the future. If we are unable to obtain sufficient funds to finance our business, our liquidity, results of operations and financial condition may be materially and adversely affected. If we need to resort to other financing activities to generate additional cash, we may incur additional financing costs, and we cannot assure you that we will be able to obtain the required financing on terms acceptable to us, or at all, at the material time.

We may encounter potential conflicts of interest from time to time, and the failure to identify and address such conflicts of interest could adversely affect our business.

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between (i) our different businesses; (ii) us and our clients; (iii) our clients; (iv) us and our employees; and (v) our clients and our employees. As we expand the scope of our business and client base, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. We have put in place internal control and risk management procedures that are designed to identify and address conflicts of interest. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients’ confidence in us could be damaged if we fail, or appears to fail, to deals appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

We may be subject to litigation, arbitration or other legal proceeding risk.

We may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this registration statement, we are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties and other results adverse to us. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

We are subject to various risks due to violation of obligations and standards that we are subject to, illegal or improper activities committed by and misconduct of our personnel or third parties.

We are subject to a number of obligations and standards arising from our business. The violation of these obligations and standards by any of our directors, officers, employees, agents, clients, or other third parties could materially and adversely affect us and our investors. For example, we are required to properly handle confidential information. If our directors, officers, employees, agents, clients, or other third parties were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position, and existing and future business relationships. We are also subject to the risk of fraud, illegal act, misconduct or other improper activities committed by our directors, employees, agents, clients or other third parties, such as entering into unauthorized transactions, improperly using or divulging inside information, recommending transactions not suitable for our clients, engaging in fraudulent activities, or engaging in improper or illegal. We cannot assure that our procedures and policies would fully prevent or detect illegal or improper activities in our business operations. If illegal or improper activities transpire and we fail to identify them in a timely manner, or at all, we will be in breach of the legal and regulatory requirements in Hong Kong and may be subject to regulatory sanction resulting in financial loss and reputational harm, which would adversely affect our reputation and results of operations.

It is not always possible to identify and deter fraud, misconduct or errors by directors, officers, employees, agents or external service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. Fraud or misconduct by any of these persons or entities may cause us to suffer significant reputational harm and financial loss or result in regulatory disciplinary actions. The potential harm to our reputation and to our business caused by such fraud or misconduct is impossible to quantify.

We and our directors and officers may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. Claims, lawsuits, and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claim would develop into a lawsuit. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in a material adverse impact on us.

Should we experience any event of professional liabilities, such as claims or lawsuits, our financial position and reputation will be adversely affected.

The services of our Operating Subsidiaries may involve providing professional advices to our customers. Our clients, who rely on our professional advice and suffers loss as a result of our negligence in providing such advice, might claim compensation against us. The key business risk associated with our services is, amongst others, possible claims or lawsuits arising from professional negligence and employee infidelity. Although our Operating Subsidiaries have adopted the relevant internal control measures, there is no assurance that the measures can eliminate all future possible professional negligence and/or employee infidelity. Should we experience any event of professional liabilities, such as claims or lawsuits, it may have an adverse impact on our financial position and reputation.

If our insurance coverage under our financial services business segment is insufficient, we may be subject to significant costs and business disruption.

We have limited business insurance coverage. We currently carry limited insurance in connection with our brokerage business covered by the Type 1 license from HKSFC against certain risks in accordance with the requirements under the Securities and Futures (Insurance) Rules (Cap. 571AI). However, we do not carry business interruption insurance to compensate for losses that could occur to the extent not required. We do not currently carry insurance that covers the other aspects of our business operations. Nor do we currently maintain key man insurance covering our key personnel. We consider our insurance coverage to be reasonable in light of the nature of our business, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars within a band of HK$7.75 – 7.85 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Increases in labor costs may adversely affect our business and results of operations.

The economy in Hong Kong and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong and certain other regions are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to pay various statutory employee benefits, including mandatory provident fund to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to fines and other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increasing labor costs, our financial condition and results of operations may be adversely affected.

Our Commodity Trading Business Segment depends on its ability to maintain stable and adequate supply of inventories to meet consumer demand for its products, which may be subject to its ability to maintain an optimal level of inventories and its ability to obtain sufficient quantities of inventory for sale to its customers in a timely manner or at acceptable prices.

Maintaining an optimal level of inventories is important to the Group’s business. The Group believes that its inventory level and the supply of inventory from suppliers allow it to respond to customer demand effectively.

For the years ended March 31, 2024 and 2023, there were no provision for slow-moving inventories, inventories written off and other costs of the Group.

The aggregate amounts of inventories on the counterfeit products, damaged products, goods being stolen, gifts or other products written off by the Group during the years ended March 31, 2024 and 2023 were nil.

The inventories of our Group are mainly supplied by watch dealers in Hong Kong. Notwithstanding that the Group does not rely on any particular supplier to supply the luxury branded timepieces to the Group to maintain its operation, the Group must obtain from its suppliers sufficient quantities and varieties of the luxury branded timepieces at acceptable prices and in a timely manner. As a common practice in the industry, to maintain flexibility, the Group does not have any long term supply agreements with its suppliers, but instead, the Group works on an order-by-order basis. Unfavorable fluctuations in the prices, quantities, quality and availability of luxury branded timepieces could have a negative effect on the Group’s profit margins and its ability to meet the demands of its customers.

The business and reputation of the Group would be adversely impacted in the event of the non-compliance of the Group’s internal control guidelines and failure of the product examination process under the Commodity Trading Business Segment.

The Group relies upon the ability, experience and reliability of its staff in verifying the genuineness of the luxury branded timepieces supplied by its suppliers as well as preventing from purchasing stolen goods from suppliers. Although the Group has designed and implemented a set of internal control guidelines in respect of verifying and purchasing luxury branded timepieces, there is no assurance that the implementation of the Group’s internal control guidelines would successfully prevent purchasing or selling of stolen, forgeries, counterfeit or any other illegal products.

As confirmed by our management, no counterfeit products were found for the years ended March 31, 2024 and 2023. For the years ended March 31, 2024 and 2023, there were no amounts of counterfeit products written. If the Group unwittingly purchased stolen, forgeries, counterfeit or any other illegal products, such products would be written-off from its inventories and the financial results of the Group would be adversely affected. In addition, the success of the Group’s business relies heavily on its reputation, if it is discovered that the products sold by the Group are stolen, forgeries, counterfeit or are otherwise illegal, it is possible that not only the Group may face liabilities thereof, but the Group’s reputation will also be adversely affected.

The Group relies on key management and senior and experienced sales personnel under the Commodity Trading Business Segment and its business may be adversely affected if the Group cannot recruit and retain talent personnel and suitable staff for its operation.

The Group maintains an experienced and stable management and senior sales team. The Group’s success has been, and will continue to be, dependent upon the strategies and vision of its key management team and the experienced sales team. Most of them have played a pivotal role in the Group’s daily operation and are responsible for formulating strategies to deal with the changing market environment.

At the same time, the Group’s continued growth also depends in part on its ability to recruit and retain suitable staff. As confirmed by the Directors, all of the Group’s staff who are experienced in identifying counterfeit products were trained by the Group through its internal training courses given by the chief marketing officer and district managers and there were no difficulties for the Group to maintain a level of suitable staff during the Track Record Period. As at March 31, 2024, the Group had approximately 2 designated staff who have knowledge in product examination to identify counterfeit products and responsible for purchasing products from suppliers. For the two years ended, the number of employees who were experienced in identifying counterfeit products that had left the Group were nil and nil and the number of employees who were internally trained by the Group and became experienced in identifying counterfeit products were 2 and 2 for the two years ended March 31, 2024 and 2023, respectively. However, as the Group expands its retail network, the Group may need to externally hire experienced employees who have the requisite knowledge in respect of examining the luxury branded products in order to operate the retail shops of the Group.

Any unanticipated departure of the key management and senior sales personnel with significant knowledge and experience in the luxury branded timepieces retail sector in Hong Kong of the Group could have a material adverse impact on the Group’s business. The Group cannot assure that it will be able to manage its expansion by retaining its existing executives and other experienced personnel and/or by recruiting additional suitable employees with significant knowledge and experience in the luxury branded timepieces retail sector in Hong Kong as competition for such personnel is and is likely to continue to be intensive.

In addition, the Group has seen an increasing trend in staff costs in Hong Kong recently, which has had a direct impact on its staff costs. The Group may need to offer better compensation and other benefits in order to attract and retain key personnel in the future and that may materially affect its costs and profitability. The Group cannot assure that it will have the resources to fully satisfy its staffing needs as the Group continues to grow its business in the future or that its operating expenses will not significantly increase.

Reliance on retail sales in Hong Kong under the Commodity Trading Business Segment.

Hong Kong is the Group’s principal market, making it critical for the Group’s overall operation and profitability. For the two years ended March 31, 2024 and 2023, all of the gross sales proceeds were derived from Hong Kong. Our management anticipate that income derived in Hong Kong will continue to be the Group’s principal source of income in the near future. However, as the luxury branded timepieces retail industry in Hong Kong is affected by the size of and purchasing power of its population, the general state of its economy and the number and spending of its visitors, the Group will be exposed to changes in economic, political and social conditions in Hong Kong. Any adverse change in the economic environment of Hong Kong may adversely affect the business, operational results, and financial position of the Group.

Reliance on products of certain brands under the Commodity Trading Business Segment.

The success of the Group relies on products of certain brands. As of March 31, 2024 and 2023, the number of top three brands of timepieces held in the inventories of the Group was equivalent to 100% and 100%, of the Group’s total number of timepieces, respectively, and was equivalent to approximately 100% and 100%, of the Group’s total value of timepieces of the respective year. The supply and demand of the products of popular brands sold by the Group may vary from time to time, depending on factors including but not limited to fashion trend, brand images and economic conditions. The Group cannot assure that it can successfully identify, forecast or respond to these changes and maintain an optimal level of the products of the popular brands. If the Group fails to source products of the current popular brands, or if the Group fails to identify, or forecast, and respond to changes in the popular brands, it could lead to lower sales, excess inventories and high markdowns and the Group may suffer an adverse impact on its profitability.

Seasonality under the Commodity Trading Business Segment.

The Group’s revenue is affected by seasonality factor. The Group experiences higher sales between October and February (the “Peak Period”) in anticipation of the increase in the number of tourists and local consumption during National Day, Christmas and Lunar New Year holidays. As a result of these fluctuations, comparisons of sales and operating results between different periods within a single financial year, or between different periods in different financial years, are not necessarily meaningful and cannot be relied on as indicators of the Group’s performance. In addition, the Group will suffer greater adverse impact on its profitability if its operation is disrupted or affected by infectious disease outbreaks and other unpredictable events taking place during the Peak Period.

The Group operates in a low entry barriers and competitive market under the Commodity Trading Business Segment which may result in lower profit margins, etc.

The luxury branded products retail industry in Hong Kong is competitive with no practical barriers to entry. Moreover, our management considers that the entry barriers to the luxury branded timepieces retail industry are rather low. The Group experiences competition from other retail vendors in the geographical markets in which the Group currently operates and expects to face similar competition in the markets which the Group plans to enter. The Group competes with other retail vendors primarily for luxury branded products. Some of the Group’s competitors may have more financial and human resources, better access to attractive retail shops locations, more competitive pricing strategies or closer relationships with suppliers, brand companies or customers. A number of different competitive factors could have a material adverse effect on the Group’s operational results and financial condition. Competition may lead to, among other things, lower selling price for the products of the Group, higher purchase costs for the products of the Group, higher costs for retail space and lower sales per retail shop, all of which could have a material adverse impact on the Group’s results of operation and financial condition and lower its profit margins.

The authorized distributors and luxury wholesalers and individuals, being the suppliers of the Group, may become competitors of the Group. Should any of them become competitors of the Group in the future, they may develop reputation in selling the luxury branded products in competition with the business of the Group, which may decrease the market share of the Group. Further, they may reduce or discontinue the supply of products to the Group if they perceive the Group as a competitive threat with regard to sales of luxury branded products to their customers. As a result of these factors, the Group expects that the competitive pressures it faces may intensify and may result in price reductions, reduced margins and loss of market share.

Import tariffs and sales tax under the Commodity Trading Business Segment.

At present, there is no import tariff, sales tax or other tax on the luxury branded products which are being sold by the Group in Hong Kong. If Hong Kong were to introduce or impose import tariffs, sales tax or other tax on those products, the Directors anticipate that the relevant profit margin of the Group may be reduced. Such introduction of tariff or tax may also result in a corresponding increase of the price of those products and could eventually lead to a decrease in customers’ demand for luxury branded timepieces. All these could have an adverse impact on the performance and profitability of the Group.

The insurance coverage may not be sufficient to cover all losses.

The Group has taken out insurance policies which cover, amongst other things, the assets in its offices, warehouse and retail shops, including all the inventories of the Group. The Group also has taken out insurance with coverage for risks and liabilities arising in or in relation to its retail shops, or in respect of its employees, through all risks of physical loss or damage to properties (which is extended to cover the loss caused by purchasing any counterfeit products and stolen goods), business interruption and employee compensation. Although the Group has taken out the aforesaid insurance policies, the Group does not carry insurance in respect of all risks. Therefore, there may be circumstances in which the Group will not be covered or compensated for specific losses, damages and liabilities, which may adversely affect the Group’s financial condition and results of operation.

Further, like any retailer, the Group may be legally liable to product liability claims in case of selling defective products in Hong Kong. As confirmed by our management, during the years ended December 31, 2024 and 2023, the Group has never been subject to any product liability claims or adverse publicity due to deficiencies in product verification in Hong Kong.

The Group has not taken out insurance against all liabilities for the luxury branded timepieces which are being sold by the Group. Our management believes that there would not be any liabilities or claims in respect of the luxury branded timepieces sold by the Group. Our management confirms that the Group has not received any material complaints from its customers and that the Group has not been investigated by any governmental authority in this respect. However, if any liability claim is brought against any member of the Group in the future and such liability claim is not covered by the insurance taken out by the Group, it could adversely affect the business reputation or the operation of the Group.

Changes in capital markets, M&A activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for one or more of our consulting and advisory business segment or practice offerings or services, in which case our revenues and profitability could decline.

Different Hong Kong and/or international factors outside of our control could affect demand for a segment’s practices and our services. These include: (i) fluctuations in Hong Kong and/or global economies, including economic downturns or recessions and the strength and rate of any general economic recoveries; (ii) Hong Kong or global financial markets and the availability, costs, and terms of credit and credit modifications, including interest levels and inflationary pressures; (iii) level of leverage incurred by countries or businesses; (iv) mergers & acquisitions (“M&A”) activity; (v) frequency and complexity of significant commercial litigation; (vi) overexpansion by businesses causing financial difficulties; (vii) business and management crises, including the occurrence of alleged fraudulent or illegal activities and practices; (viii) new and complex laws and regulations, repeals of existing laws and regulations or changes of enforcement of laws, rules and regulations, including antitrust/competition reviews of proposed M&A transactions; (ix) other economic, geographic or political factors, including wars and other geopolitical conflicts; (x) widespread public health crises, including epidemics and pandemics and government restrictions or regulations enacted in response thereto, or employees’ refusal to adhere to such restrictions; and (xi) general business or other conditions in Hong Kong and other jurisdictions in which we conduct business or our employee population resides.

We are not able to predict the positive or negative effects that future events or changes to Hong Kong or global economies will have on our business or the business of any particular segment or practice. Fluctuations, changes and disruptions in financial, credit, M&A and other markets, political instability, significant geopolitical conflicts and general business factors could impact various segments’ operations and could affect such operations differently. Changes to factors described above, as well as other events, including by way of example, contractions of regional economies, or the economy of a particular country, trade restrictions, sanctions, prohibitions or restrictions, or laws, regulations, or other conditions or limitations, on conducting business in certain geographies or with certain persons or governments or authorities, monetary systems, banking, real estate and retail or other industries; government shutdowns; inflation and interest rate fluctuations; debt or credit difficulties or defaults by businesses or countries; new, repeals of or changes to laws and regulations, including changes to the bankruptcy and competition laws of Hong Kong or other countries; tort reform; banking reform; a decline in the implementation or adoption of new laws or regulations, or in government enforcement, litigation or monetary damages or remedies that are sought; climate change; or political instability and wars may have adverse effects on one or more of our segments or service, practice or industry offerings.

Our consulting and advisory business segment may face risks of fee non-payment, clients may seek to renegotiate existing fees and contract arrangements, and may not accept billable rate or price increases, which could result in loss of engagements, fee write-offs, reduced revenues and less profitable business.

In some cases, our consulting and advisory business segment are engaged by certain clients who are or anticipate experiencing financial distress or are facing complex challenges, are engaging in litigation or regulatory or judicial proceedings, or are facing foreclosure of collateral or liquidation of assets. This may be due to general economic conditions; lingering effects of past economic slowdowns or recession; or business- or operations-specific reasons. Such clients may not have sufficient funds to continue operations or to pay for our services. We typically do not receive retainers before we begin performing services on a client’s behalf in connection with a significant number of engagements in our segments. In the cases where we have received retainers, we cannot assure the retainers will adequately cover our fees for the services we perform on behalf of these clients.

We may receive requests to discount our fees or to negotiate lower rates for our services and to agree to contract terms relative to the scope of services and other terms that may limit the size of an engagement or our ability to pass-through costs. We consider these requests on a case-by-case basis. We routinely receive these types of requests and expect this to continue in the future. In addition, our clients and prospective clients may not accept rate increases that we put into effect or plan to implement in the future. Fee discounts, pressure not to increase or pressure to decrease our rates, and less advantageous contract terms could result in the loss of clients, lower revenues and operating income, higher costs and less profitable engagements. More discounts or write-offs than we expect in any period would have a negative impact on our results of operations. There is no assurance that significant client engagements will be renewed or replaced in a timely manner or at all, or that they will generate the same volume of work or revenues or be as profitable as past engagements.

Certain clients prefer fixed and other alternative fee arrangements that place revenue ceilings or other limitations on our fee structure or may shift more of our revenue-generating potential to back-end contingent and success fee arrangements. With respect to such alternative fee arrangements, we may discount our rates initially, which could mean that the cost of providing services exceeds the fees collected by our subsidiary during all or a portion of the term of the engagement. In such cases, our subsidiary’s failure to manage the engagement efficiently or collect the success or performance fees could expose our subsidiary to a greater risk of loss on such engagement than other fee arrangements or may cause variations in the Company’s revenues and operating results due to the timing of achievement of the performance-based criteria, if achieved at all. A segment’s ability to service clients with these fee arrangements at a cost that does not directly correlate to time and materials may negatively impact or result in a loss of the profitability of such engagements, adversely affecting the financial results of the segment.

We may not manage our growth effectively, and our profitability may suffer.

We experience fluctuations in growth of our different consulting and advisory segments, practices and services, including periods of rapid or declining growth. Periods of rapid expansion may strain our management team or human resources and information systems. To manage growth successfully, we may need to add qualified managers and employees and periodically update our operating, financial and other systems, as well as our internal procedures and controls. We also must effectively motivate, train and manage a larger professional staff. If we fail to add or retain qualified managers, employees and contractors when needed, estimate costs, or otherwise manage our growth effectively, our business, financial results and financial condition may suffer.

We cannot assure that we can successfully manage growth through acquisitions and the integration of the companies and assets we acquire or that they will result in the financial, operational and other benefits that we anticipate. Some acquisitions may not be immediately accretive to earnings, and some expansion may result in significant expenditures.

In periods of declining growth, underutilized employees and contractors may result in expenses and costs being a greater percentage of revenues. In such situations, we will have to weigh the benefits of decreasing our workforce or limiting our service offerings and saving costs against the detriment that the Company could experience from losing valued professionals and their industry expertise and clients.

Our business is subject to various cyber-security risks and other operational risks, such as the failure or malfunction of our trading system and/or information technology infrastructure and the failure to maintaining relationship with our vendors, which may cause disruptions to our business operation and tarnish our reputation.

As financial services companies, our Operating Subsidiaries face various cyber-security and other operational risks relating to our businesses on a daily basis. Their operations depend upon the secured processing, storage and transmission of confidential and other information in their information technology infrastructure and they are vulnerable to unauthorized access such as cyber-attacks, distributed denial of service attacks and ransomware attacks, malicious code and computer viruses by activists, hackers, organized crime, foreign state actors and other third parties, or other events that could lead to a security breach. We may also be subject to cyber-attacks involving leak and destruction of sensitive and confidential client information and our proprietary information, which could result from an employee’s or agent’s failure to follow data security procedures or as a result of actions by third parties, including actions by government authorities. As the breadth and complexity of our information technology infrastructure continue to grow, the potential risk of security breaches and cyber-attacks increases. Developing and enhancing new products and services, which is necessary for us to remain competitive, may involve the use or creation of new technologies, which further exposes us to cybersecurity and privacy risks that cannot be completely anticipated and increases the risk of security breaches and cyber-attacks.

While our Operating Subsidiaries have adopted various means to safeguard the integrity of their trading system, computer system and information technology infrastructure, our trading system, computer system, and information technology infrastructure may fail to operate properly or become disabled as a result of events which are beyond our control, events such as human error, natural disasters, power failures, client misuse, computer viruses, cyber-attacks, spam attacks, unauthorized access and data loss or leakage. All of which may cause shutdown or disruption of operations (including data loss or corruption, interruption to our data storage system, delay or cessation in the services provided through our securities dealing and brokerage system and our online trading platform), account takeovers and unauthorized gathering, monitoring, misuse, loss, total destruction and disclosure of data and confidential information of ours, our clients, our employees or other third parties, or otherwise materially disrupt our or our clients’ or other third parties’ network access or business operations. The occurrence of one or more of such events could jeopardize the confidentiality of information processed, stored and transmitted through our computer systems and networks or otherwise disrupt our operations, which could result in reputational damage, disputes with clients and relevant parties, and financial losses. For example, our Operating Subsidiaries rely heavily on the BSS to execute our securities trading orders, and to execute and process our clients’ instructions accurately and promptly. The connection to the BSS is provided by a vendor recognized by the Stock Exchange. The BSS may be vulnerable to disruptions such as computer viruses, cyber-attacks and spam attacks leading to data corruption and interruptions, delay or cessation in executing clients’ trading instructions which could have a material adverse effect on our business, results of operations and prospects operation. Any cyber-attack may also jeopardize the security of stored confidential information (such as client data or trading records) and cause losses to us. In the event of a system failure of the BSS system, all clients’ instructions will have to be transacted through a standalone system managed by our staff dealer. This would likely lead to a delay or failure in the execution of our clients’ instructions as BSS system can accommodate multiple users while the back-up terminal can only be accessed by one user at a time.

Our Operating Subsidiaries also depend on various third-party software and platforms as well as other information technology systems provided by our information technology vendor in our business operations. These systems, including third-party systems, may fail to operate properly or become disabled because of tampering or a breach of our network security systems or otherwise, including for reasons beyond our control. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair our operations, affect our reputation, and adversely affect our businesses. There is no guarantee that we are able to maintain our existing relationship with the information technology vendor of our trading system, software system or information technology infrastructure. In the event that any vendor is unable or unwilling to continue to provide existing services to our Operating Subsidiaries, our Operating Subsidiaries may not be able to replace them with service providers of equivalent expertise in a timely manner and thus resulting in disruption to our business operations.

The occurrence of any disruption to the trading system, computer system and/or other information technology infrastructure may render us unable to meet client requirements in a timely and efficient manner, and/or lead to unauthorized disclosure of personal information or any other unexpected associated losses and damages. As a result, our reputation may be tarnished and we may also face complaints, disciplinary action by regulatory authorities, and legal proceedings being brought against us (which can be costly and time-consuming to defend and which may significantly divert the efforts and resources of our management personnel away from our usual business operations) and may potentially result in us having to pay damages. This could materially and adversely affect our financial condition, prospects and results of operations.

Failure to comply with data privacy, data protection, or any other laws and regulations related to data privacy and security, or the failure to protect client data or prevent breaches of our information systems, could expose us to liability or reputational damage and materially and adversely affect our business, financial condition, and results of operations.

As a financial services company, in providing our services to clients, our Operating Subsidiaries manage, utilize and store sensitive and confidential client data, including personal data. As a result, we may be subject to a variety of data privacy, data protection, cybersecurity, and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization, which relates to our investors, employees, contractors and other counterparties. These laws and regulations may restrict our business activities and require us to incur increased costs and efforts to comply, and any breach or noncompliance may subject us to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to client data, or otherwise mismanages or misappropriates that data, we could be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential client data, whether through systems failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. In addition, vulnerabilities of our external service providers and other third parties could also pose security risks to client information and data. Although we have taken steps to reduce the risk of such threats, the risk and exposure to a cyber-attack or related breach remains heightened due to the evolving nature of these threats, our routine transmission of sensitive information to third parties, the current global economic and political environment, external extremist parties and other developing factors. Similarly, unauthorized access to or through our information systems, whether by our employees or third parties, including a cyber-attack by third parties who may deploy viruses, worms or other malicious software programs, could result in negative publicity, significant remediation costs, legal liability, regulatory fines, and damage to our reputation and could have adverse effects on our results of operations. Any actual or perceived breach of the security of our technology, or media reports of perceived security vulnerabilities of our systems or the systems of our third-party service providers, could damage our reputation, expose us to the risk of litigation and liability, disrupt our operations, increase our costs with respect to investigations and remediation, reduce our revenues as a result of the theft of intellectual property, and otherwise adversely affect our business. Further, any actual or perceived security breach or cyber-attack directed at other financial institutions or financial services companies, whether or not we are impacted, could lead to a general loss of customer confidence in the use of technology to conduct financial transactions, which could negatively impact us. The occurrence of any of these events could have adverse effects on our business and results of operations.

We also face risk related to external fraud involving the misappropriation and use of clients’ user-names, passwords or other personal information to gain access to their accounts. This could occur from the compromise of clients’ personal electronic devices or as a result of a data security breach at an unrelated company where clients’ personal information is taken and then made available to fraudsters. This risk has grown in recent years due to the increased sophistication and activities of organized crime and other external parties. Losses in client accounts reimbursed under our asset protection guarantee against unauthorized account activity (through no fault of the client) could have adverse effects on our business, financial condition and results of operations.

New lines of business or new services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new services may not be achieved and profitability targets may not prove feasible. External factors, such as compliance with regulations, competition and shifting market preferences, may also impact the successful implementation of a new line of business or a new service. Our personnel and technology systems may fail to adapt to the changes in such new areas or we may fail to effectively integrate new services into our existing operations and we may lack experience in managing new lines of business or new services. In addition, we may be unable to proceed with our operations as planned or compete effectively due to different competitive landscapes in these new areas. Even if we expand our businesses into new jurisdictions or areas, the expansion may not yield intended profitable results. Furthermore, any new line of business and/or new service could have a significant impact on the effectiveness of our internal control system. Failure to successfully manage these risks in the development and implementation of new lines of business or new services could have a material adverse effect on our business, results of operations and financial condition.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of this offering, we were a private company mainly operating our businesses in Hong Kong. As a result of this offering, our company will become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

Our reputation may be damaged due to negative events about our business.

Our reputation is susceptible to damage in case of any negative events in relation to our operations, including, without limitation, negative publicity or media coverage, development of scandals, litigation and disputes, and regulatory enquiries or enforcement actions taken against us or our employees. We cannot assure that such negative events will not happen in the future. If they materialize, it may have a material adverse impact on our reputation and in turn our business activities and results of operations.

We may be unable to successfully implement or implement in full our future business plans.

Our success is dependent on, among other things, our proper and timely execution of our future business plans. Our future business plans may be hindered by factors beyond our control, such as competition within the industry we operate, our ability to cope with high exposure to financial risk, operational risk, market risk and credit risk as our business and client base expands and our ability to provide, maintain and improve the level of human and other resources in servicing our clients. As such, we cannot assure that our future business plans will materialize, or that our objectives will be accomplished fully or partially, or our business strategies will generate the intended benefits to us as initially contemplated. If we fail to implement our business development strategies successfully, our business performance, financial condition and future prospects and growth could be materially and adversely affected.

We may in the future pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies, significant transaction costs and present new risks associated with entering additional markets or offering new products and integrating the acquired companies or newly established joint ventures. Moreover, we may not have sufficient management, financial and other resources to integrate companies we acquire or to successfully operate joint ventures and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

Unforeseeable events, such as the global COVID-19 outbreak and local energy efficiency measures, could significantly disrupt our business for a prolonged period of time.

As of the date of this prospectus, our business has been adversely affected by COVID-19 pandemic primarily in the following aspects:

•        Approximately one-third of the employees were unable to work during 2021 due to the impact of the pandemic, leading them to either stay at home or work remotely;

•        Changing consumer behaviors and financial uncertainties have led to a decrease in customer demand on the watch trading business;

•        Lockdown measures and social distancing requirements have challenges in terms of communication, collaboration, and maintaining productivity;

The extent to which COVID-19 impacts our operating subsidiaries’ business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our operating subsidiaries’ ability to pursue their business objectives may be materially adversely affected. In addition, our ability to raise equity and debt financing which may be adversely impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all.

Any future impact on the results of operations of our operating subsidiaries will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the COVID-19 outbreak on the printing market, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout the rest of 2022 and beyond.

The war in Ukraine could materially and adversely affect our business and results of operations.

The recent outbreak of war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the global markets, our customers’ businesses and potentially our business. As at the date of this prospectus, to the best knowledge of the Company, we and our Hong Kong subsidiaries (i) do not have any direct business or contracts with any Russian or Ukraine entity as a supplier or customer, (ii) do not have any knowledge whether any our customers or suppliers have any direct business or contracts with any Russian entity, (iii) our business segments, products, lines of service, projects, or operations are not materially impacted by supply chain disruptions by the war in Ukraine, and (iv) have not been financially affected by the war in Ukraine. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations, and prospects.

We do not anticipate any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine, and we have not taken any actions to mitigate such potential risks. Our board of directors will continue to monitor any potential risks that might arise due to the war in Ukraine which are specific to the Company, including but not limited to risks related to cybersecurity, sanctions, and supply chain, suppliers, or service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud.

Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and resources to address our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended March 31, 2024 and 2023, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting. There is a reasonable possibility that a material misstatement in our annual or interim financial statements may not be prevented or detected on a timely basis. The material weakness identified is related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and (ii) a lack of independent directors and an audit committee.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill up the key roles in the operations; (ii) appointing independent directors; (iii) establishing an audit committee; and (iv) strengthening our corporate governance. We intend to implement the above measures prior to the listing and we expect the remediation to be completed upon listing.

Effective internal control over financial reporting is important to prevent fraud. The market for and trading price of our Class B Ordinary Shares may be materially and adversely affected if we do not have effective internal controls. We may not be able to discover problems in a timely manner and our current and potential shareholders may lose confidence in our financial reporting, which may harm our business and the trading price of our Class B Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Class B Ordinary Shares and may make it more difficult for us to raise funds in debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq rules.

Risks Related to Doing Business in the PRC

Uncertainties with respect to the mainland China legal system, including risks and uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in the PRC with little advance notice could result in a material change in our operations and/or the value of the securities we are registering for sale.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. The PRC legal system is based on written statutes and their legal interpretations by the Standing Committee of the National People’s Congress. Previous court decisions may be cited for reference but have limited precedential value. Since 1979, the PRC government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, as these laws and regulations are relatively new, and due to the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice which could result in a material change in our operations and/or the value of our Class B Ordinary Shares. It is also uncertain whether having several of our directors and officers located in Hong Kong will subject us to the oversight of the Chinese authorities in the future.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

Bluemount Cayman is a holding company and we conduct all of our operations through our Hong Kong operating subsidiaries. Our operations are located in Hong Kong, and the majority of our clients are Hong Kong and mainland China persons. The PRC government may choose to exercise significant oversight and discretion, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in China are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•        delay or impede our development;

•        result in negative publicity or increase our operating costs;

•        require significant management time and attention; and

•        subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our operations could be materially and adversely affected as well as the value of our Class B Ordinary Shares.

Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Previous statements by the PRC government have indicated an intent to exert more exert oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 10, 2021, CAC issued a revised draft of the Measures for Cybersecurity Review (the “Revised Draft”), which required that, among others, in addition to an “operator of critical information infrastructure” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. Pursuant to Article 6 of the Revised Draft, companies holding data or more than one million users must apply for cybersecurity approval when seeking overseas listings because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” On January 4, 2022, the CAC, the NDRC, and several other administrations jointly adopted and published the New Measures for Cybersecurity Review (“New Measures”), which came into effect on February 15, 2022 and amended the Revised Draft released on July 10, 2021. According to the New Measures, if an “operator of critical information infrastructure” or “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Our business belongs to the finance industry, which does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. As a result, the likelihood of us being subject to the review of the CAC is remote.

On December 24, 2021, the CSRC, together with other relevant PRC authorities issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas shall complete the filing procedures of and submit the relevant information to CSRC, including direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing under the Draft Overseas Listing Regulations.

Given that we do not have operations in mainland China, our registered public offering in the U.S. is not subject to the review nor prior approval of the CAC or the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations may restrict or otherwise unfavorably impact our ability or way to conduct business and may require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Class B Ordinary Shares to investors and cause the value of such Class B Ordinary Shares to significantly decline or become worthless.

Recent joint statement by the SEC and PCAOB, Nasdaq’s proposed rule changes and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

The AHFCA Act was enacted on December 23, 2022. The AHFCA Act states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States (the applicable period under the HFCA Act prior to the enactment of the AHFCA Act had been two years).

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On November 5, 2021, the PCAOB approved a new rule, PCAOB Rule 6100, Board Determinations Under the HFCA Act to provide a framework for its determinations under the HFCA Act that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The rule establishes the manner of the PCAOB’s determinations; the factors the PCAOB will evaluate and the documents and information the PCAOB will consider when assessing whether a determination is warranted; the form, public availability, effective date, and duration of such determinations; and the process by which the Board will reaffirm, modify, or vacate any such determinations.

In December 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. Also, on December 16, 2021, pursuant to the HFCA Act, the PCAOB issued a Determination Report which determined that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of PRC, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

On December 23, 2022 the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly.

Our auditor, AOGB CPA Limited, is an independent registered public accounting firm that issues the audit report included elsewhere in this prospectus. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, it is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor in relation to our U.S. listing. However, there is no assurance that future audit reports will be prepared by auditors able to be inspected by the PCAOB and therefore, in the future, you may be deprived of the benefits of such inspection. As such, trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect or investigate completely our auditor, and as a result our securities may be delisted.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business and the offering.

Our operations are located in Hong Kong and our clients primarily consist of Hong Kong and mainland China persons. As such we are subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These laws apply not only to third-party transactions, but also other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in mainland China, including the CAC, the Ministry of Public Security, and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016, and the Cybersecurity Review Measures, which were promulgated on April 13, 2020, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it will be subject to cybersecurity review by the CAC. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and also provides for a data classification and hierarchical protection system. The data classification and hierarchical protection system puts data into different groups according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations in case the data is falsified, damaged, disclosed, illegally obtained or illegally used. If any of our data processing activities conducted after the Data Security Law became effective were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions.

We believe, that as of the date of this prospectus and given that we do not any operations in mainland China, we are not required to obtain other permissions by including the CSRC, CAC or any other PRC authorities for its operations or issue our Class B Ordinary Shares including the Class B Ordinary Shares being registered for sale to foreign investors under existing PRC laws and regulations, and have not received any requirement or were denied such permissions or approvals by any PRC authorities. According to the New Measures, if an “operator of critical information infrastructure” or “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. The New Measures further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. As of the date of this prospectus, neither the Company nor its Hong Kong subsidiaries possess a large amount of personal information in their business operations or is recognized as an “operator of critical information infrastructure” by any authentic authority. Therefore, we do not believe that our Group is deemed to be an “operator of critical information infrastructure,” or “network platform operator” controlling personal information of no less than one million users. We are required to collect and retain some basic information furnished by our customers, suppliers and employees in accordance with prevailing business practices, but we do not handle a large amount of personal and confidential data in the ordinary course of business. As of the date of this prospectus, we have not been involved in any investigations on cybersecurity or data security initiated by related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect.

However, given the recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, it remains uncertain as to how the New Measures will be interpreted or implemented. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to current and future PRC laws, overseas securities offerings and other capital markets activities. PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the New Measures. They may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the Class B Ordinary Shares that we are offering. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply therewith. In the event of a failure to comply, we may be required to suspend our relevant businesses and become subject to fines and other penalties. If the CAC or other PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals, which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

You may experience difficulties in effecting service of process, enforcing foreign judgments or bringing actions in China against us or our management named in this prospectus based on foreign laws.

Bluemount Cayman is incorporated under the laws of the Cayman Islands, but all of our operations and assets are held by our operating subsidiaries in Hong Kong. In addition, all of our assets are located in Hong Kong and all of our senior executive officers and directors reside within Hong Kong for a significant portion of the time. As a result, it may be difficult or impossible for investors to effect service of process on us inside Hong Kong. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Moreover, there is uncertainty as to whether the courts of the Hong Kong would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

Loeb & Loeb, our counsel as to Hong Kong law, has advised us that there is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the United States, as such judgments of United States courts will not be directly enforced in Hong Kong. However, under common law, a foreign judgment (including one from federal or state court in the United States) obtained against the Company may generally be treated by the courts of Hong Kong as a cause of action in itself and sued upon as a debt between the parties. In a common law action for enforcement of a foreign judgment, the judgment creditor has to prove that (i) the judgment is in personam; (ii) the judgment is in the nature of a monetary award; (iii) the judgment is final and conclusive on the merits and has not been stayed or satisfied in full; and (iv) the judgement is from a court of competent jurisdiction. The defenses available to the defendant in a common law action for enforcement of a foreign judgment include breach of natural justice, fraud and contrary to public policy of Hong Kong. In order to enforce the foreign judgment at common law, fresh proceedings must be initiated in Hong Kong, which involves issuing a Writ of Summons and Statement of Claim attaching the foreign judgment as proof of the debt.

We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our Hong Kong operating subsidiaries.

The Class B Ordinary Shares offered in this prospectus are those of Bluemount Cayman. Bluemount Cayman is a holding company incorporated under the laws of the Cayman Islands with limited liability. All of our business operations are conducted through our Hong Kong operating subsidiaries, and hence, our revenue and profit are all contributed by the same operating subsidiaries. We do not intend to pay dividends in the near future. See “Dividend Policy”.

Our ability to pay dividends to our shareholders is primarily dependent upon the earnings of our operating subsidiaries and their distribution of funds to us, primarily in the form of dividends. The ability of our Hong Kong subsidiary to make distributions to us depends upon, among others, its distributable earnings. Under Hong Kong law, dividends may only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between the Company and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions or limitations on distributing earnings from our business and subsidiaries to the Company and U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Our results of operation may be materially and adversely affected by a downturn in mainland China or the global economy.

All of our operations are currently located in Hong Kong, and all of our revenue was generated in Hong Kong for the years ended March 31, 2024 and 2023. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by the political, economic and social conditions in China generally and by the continued economic growth in China as a whole. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

The rapid growth of the Chinese economy has slowed down since 2012 and such slowdown may continue. There exists also uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and mainland China, before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. Any prolonged slowdown in the global or the Chinese economy may affect potential customers’ confidence in the financial market as a whole and have a negative impact on our financial condition. Further, recent global economic conditions including inflationary pressures, have not materially affected our operations in mainland China. However, continued pressure from global economic conditions may affect the mainland China markets in the future and in turn, may affect our operations.

The continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. We cannot assure that there will not be any unfavorable changes in the mainland China economy that could impact the industries in which we operate, which could in turn diminish the demand for our services.

It may be difficult for overseas shareholders and/or regulators to conduct investigation in mainland China.

Shareholder claims or regulatory investigations that are common in the U.S. are typically difficult to pursue as a matter of law or practicality in mainland China. There are significant legal obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Chinese authorities may establish a regulatory cooperation agreement with the securities regulatory authorities of another jurisdiction to implement cross-border supervision and administration which may be difficult to achieve in the absence of mutual and practical cooperation.

We may be required to obtain approval from PRC authorities to list on overseas stock exchanges in the future.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require CSRC approval for a listing involving offshore special purchase vehicles holding Chinese assets. We may be required to obtain approval from PRC authorities in order to continue our listing in Nasdaq or add new listings on other overseas stock exchanges in the future but cannot provide assurance that we will be able to obtain such approval.

Based on our understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the offering and trading of our Class B Ordinary Shares because (i) our Group does not have any operations in mainland China, and (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether an offering like ours under this document is subject to this regulation. However, uncertainties still exist as to how the M&A Rules will be interpreted or implemented, and our understanding is subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, such CSRC approval could be rescinded. We cannot assure you that relevant PRC government authorities, including the CSRC, would reach the same conclusion as our PRC counsel.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers and other partners. International trade disputes could result in tariffs and other protectionist measures which may materially and adversely affect our business.

There have also been concerns about the relationship between mainland China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and mainland China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

Political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on customer confidence. We may have also access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or mainland China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Changes in PRC political, economic and governmental policies may have an adverse impact on our business.

We expect that Hong Kong will continue to be our principal market and place of operation. Accordingly, our business, financial condition and results of operations are subject to political, economic and legal developments in mainland China to a significant degree. The Chinese economy differs from the economies of most developed countries in many aspects, including the extent of government involvement, growth rate, control of the foreign exchange, allocation of resources and capital investment. We cannot assure there will not be any unfavorable changes in the political, economic and governmental policies and measures promulgated by the PRC government that could impact the industries in which we operate, which could in turn diminish the demand for our services.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, partially abolished on December 29, 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that, as a Cayman Islands exempted company, Bluemount Cayman is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our Class B Ordinary Shares. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of the Class B Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of the Class B Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Class B Ordinary Shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the Class B Ordinary Shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or may be taxed if our company is a transferor in such transactions, and may be subject to withholding obligations if our company is a transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfers of Class B Ordinary Shares of our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.

Hong Kong is a Special Administrative Region of the PRC and enjoys a high degree of autonomy under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. However, we are not in any position to guarantee the implementation of the “one country, two systems” principle and the level of autonomy as currently in place at the moment. Any changes in the state of political environment in Hong Kong may materially and adversely affect our business and operation. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us.

Risks Related to Our Shares

There has been no public market for our Class B Ordinary Shares prior to this offering; if an active trading market does not develop you may not be able to resell our Class B Ordinary Shares at any reasonable price.

The offering under this prospectus is an initial public offering of our Class B Ordinary Shares. Prior to the closing of the offering, there was no public market for our Class B Ordinary Shares. While we plan to list our Class B Ordinary Shares on the Nasdaq Capital Market, our listing application may not be approved. If our application to the Nasdaq Capital Market is not approved or we otherwise determine that we will not be able to secure the listing of the Class B Ordinary Shares on the Nasdaq Capital Market, we will not complete the offering. In addition, an active trading market may not develop following the closing or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your Class B Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling Class B Ordinary Shares and may impair our ability to acquire other companies by using our Class B Ordinary Shares as consideration.

Our Class B Ordinary Share price may never trade at or above the price in this offering.

Stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class B Ordinary Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Class B Ordinary Shares shortly following this offering. If the market price of our Class B Ordinary Shares after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

The initial public offering price for our Class B Ordinary Shares may not reflect their actual value.

The initial public offering price for our Class B Ordinary Shares is and will be determined through negotiations between us and representatives of the underwriters. The price of our Class B Ordinary Shares may not be indicative of their actual value or any future market price for our securities. This price may not accurately reflect the value of the Class B Ordinary Shares or the value that potential investors will realize upon their disposition of Class B Ordinary Shares. The price does not necessarily bear any relationship to our assets, earnings, book value per Share or other generally accepted criteria of value.

Our Share price may be volatile, and you may lose all or part of your investment. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class B Ordinary Shares.

As mentioned above, the initial public offering price for our Class B Ordinary Shares will be determined by negotiations between us and representatives of the underwriters based on several factors. This price may vary from the market price of our Class B Ordinary Shares after this offering and the price for our Class B Ordinary Shares may be volatile and subject to wide fluctuations in response to factors including the following:

•        actual or anticipated fluctuations in results of operations;

•        actual or anticipated changes in our growth rate relative to our competitors, as well as announcements by us or our competitors of significant business developments, changes in relationships with our target customers, manufacturers or suppliers, acquisitions or expansion plans;

•        failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public, as well as variance in our financial performance from the expectations of market analysts;

•        issuance of new or updated research or reports by securities analysts;

•        Share price and volume fluctuations attributable to inconsistent trading volume levels of our Class B Ordinary Shares;

•        additions or departures of key management or other personnel;

•        our involvement in litigation;

•        disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technology;

•        announcement or expectation of additional debt or equity financing efforts;

•        sales of our Class B Ordinary Shares or other securities by us, our insiders or our other shareholders, or the perception that these sales may occur in the future;

•        the trading volume of our Class B Ordinary Shares;

•        market conditions in our industry;

•        changes in the estimation of the future size and growth rate of our markets;

•        market conditions in our industry;

•        changes in the estimation of the future size and growth rate of our markets; and

•        general economic, market or political conditions in the United States or elsewhere.

These and other market and industry factors may cause the market price and demand for our Class B Ordinary Shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their Class B Ordinary Shares and may otherwise negatively affect the liquidity of our Class B Ordinary Shares. In addition, the stock market in general, and Nasdaq Capital Market and emerging growth companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class B Ordinary Shares. Such broad market fluctuations, and other factors (such as variations in operating results, and changes in regulations affecting us and our industry) may adversely affect the market price of our Class B Ordinary Shares, if a market for them develops.

Volatility in our Share price may subject us to securities litigation.

The market for our Class B Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our Share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation, which could result in substantial costs and liabilities and could divert management’s attention and resources.

If we fail to meet applicable listing requirements, Nasdaq may delist our Class B Ordinary Shares from trading, in which case the liquidity and market price of our Class B Ordinary Shares could decline.

Assuming our Class B Ordinary Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class B Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Class B Ordinary Shares;

•        reduced liquidity for our Class B Ordinary Shares;

•        a determination that our Class B Ordinary Shares are “penny stock”, which would require brokers trading in our Class B Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class B Ordinary Shares;

•        a limited amount of news about us and analyst coverage of us; and

•        a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Class B Ordinary Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

If you purchase our Class B Ordinary Shares in this offering, you will incur immediate and substantial dilution in the book value of your Class B Ordinary Shares.

Investors purchasing our Class B Ordinary Shares in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share. As a result, investors purchasing Class B Ordinary Shares in this offering will incur immediate dilution. For more information on the dilution you may experience as a result of investing in this offering, see “Dilution”.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

Under Listing Rule 5101, Nasdaq has discretionary authority to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq.

Additionally, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering will be relatively small and the insiders of our company will hold a large portion of the company’s listed securities following the consummation of the offering. Therefore, we may be subject to the additional and more stringent criteria of Nasdaq for our initial and continued listing.

We have no immediate plans to pay dividends.

We plan to reinvest all of our future earnings, to the extent we have earnings, in order to expand our product offering and to cover operating costs, finance operations and to otherwise become and remain competitive. We do not plan to pay any cash dividends with respect to our securities in the foreseeable future. As we are a company with a limited operating history, we may not be able to generate, at any time, sufficient surplus cash that would be available for distribution to the holders of our Class B Ordinary Shares as a dividend. Therefore, you should not expect to receive immediate cash dividends on the Class B Ordinary Shares we are offering. Consequently, investors may need to rely on sales of their Class B Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. In addition, the laws of the Cayman Islands impose restrictions on our ability to declare and pay dividends.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Share price or trading volume to decline.

If a trading market for our Class B Ordinary Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Class B Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our Share price, our Share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our Share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Investors may have difficulty enforcing judgments against us, our directors and management.

Bluemount Cayman is incorporated under the laws of the Cayman Islands and a majority of our directors and officers reside outside the United States. Moreover, many of these persons do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

There is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of U.S. courts obtained in actions against us or our directors and officers predicated upon the civil liability provisions of the U.S. federal securities laws, or entertain original actions brought in the Cayman Islands against us or our directors and officers predicated solely upon U.S. federal securities laws. Further, there is no treaty in effect between the United States and the Cayman Islands providing for the enforcement of judgments of U.S. courts in civil and commercial matters, and there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States. Some remedies available under the laws of U.S. jurisdictions, including remedies available under the U.S. federal securities laws, may not be allowed in the Cayman Islands courts if contrary to public policy in the Cayman Islands. As a result of all of the above, it may be difficult for you to recover against us or our directors and officers based upon such judgments.

The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

Our corporate affairs are governed by the Memorandum and Articles of Association, and by the Cayman Islands Companies Act (Revised) and common law of Cayman Islands. The rights of shareholders to take action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands and the Articles of Association. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in certain respects from those established under statutes or judicial precedent in existence in the United States and other jurisdictions. Such differences may mean that the remedies available to our minority shareholders may be different from those they would have under the laws of other jurisdictions, including the United States. Potential investors should be aware that there is a risk that provisions of the Companies Act may not offer the same protection as the relevant laws and regulations in the United States may offer, and should consider obtaining independent legal advice on the implications of investing in foreign-incorporated companies.

Our status as a “foreign private issuer” under the SEC rules will exempt us from the U.S. proxy rules and the more detailed and frequent Exchange Act, reporting obligations applicable to a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Class B Ordinary Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

Our status as a foreign private issuer under the Nasdaq rules will allow us to adopt certain home country practices in relation to corporate governance matters which may differ significantly from the Nasdaq corporate governance listing standards applicable to a U.S. domestic Nasdaq listed company.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Currently, we do not plan to rely on any home country practices with respect to our corporate governance after we complete this offering. Under the Nasdaq rules, we may in the future decide to use the home country practices exemption with respect to some or all of the other corporate governance rules, provided that we disclose the requirements we are not following and describe the home country practices we are following. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We will incur increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. Compliance with U.S. laws and regulations and the Nasdaq rules increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. As a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”) and will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering; (b) in which we have total annual gross revenue of at least US$1.235 billion; or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class B Ordinary Shares that is held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter, and (ii) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior 3-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting. If we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. The JOBS Act also provides an emerging growth company with the permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We do not plan to opt-out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company,” we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our reporting is not as transparent as the reporting of other companies in our industry. Such differences may prevent us from raising additional capital in the public market as and when we need it.

We may allocate the net proceeds from this offering in ways that differ from the estimates discussed in the section titled “Use of Proceeds” and with which you may not agree.

The allocation of net proceeds of the offering set forth in the “Use of Proceeds” section below represents our estimates based upon our current plans and assumptions regarding the industry and general economic conditions, and our future revenues and expenditures. We anticipate that we will use the net proceeds from this offering for expansion of our watch trading business, acquisition of financial and investment related companies and general working capital needs. However, the amounts and timing of our actual expenditures will depend on numerous factors, including market conditions, cash generated by our operations, business developments and rate of growth. Management has broad discretion over the use of proceeds of this offering and we may find it necessary or advisable to use all or portions of the proceeds from this offering for other purposes. Circumstances that may give rise to a change in the use of proceeds and the alternate purposes for which the proceeds may be used are discussed in the section entitled “Use of Proceeds.” You may not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use our proceeds. As a result, you and other shareholders may not agree with our decisions. Our failure to apply these funds effectively could have a material adverse effect on our business, financial condition, results of operations and prospects. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or preserve value. See “Use of Proceeds” for additional information.

The price of our Class B Ordinary Shares could be subject to rapid and substantial volatility.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class B Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our B Ordinary Shares.

In addition, if the trading volumes of our Class B Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class B Ordinary Shares. This low volume of trades could also cause the price of our Class B Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class B Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class B Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class B Ordinary Shares. A decline in the market price of our Class B Ordinary Shares also could adversely affect our ability to issue additional Class B Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. There is no assurance that an active market in our Class B Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class B Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

We may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current taxable year, which could result in adverse U.S. federal income tax consequences for U.S. Holders of our Class B Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of passive income; or (2) at least 50% of the value of its assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and goodwill and other unbooked intangibles will generally be taken into account in determining our asset value. A non-U.S. corporation’s PFIC status is a factual determination made annually after the close of each taxable year.

Our projected income for the current taxable year will represent a small portion of the net proceeds we will receive in this offering. We currently do not have any goodwill and other unbooked intangibles on our balance sheet, and our anticipated market capitalization following this offering will represent a small portion of the net proceeds we will receive in this offering. As such, there is a real risk that we may become a PFIC for the current taxable year. The result would be affected by how, and how quickly we spend our liquid assets (which are for this purpose considered assets that produce passive income), including the cash raised in any offering., our liquid assets and cash may then represent a greater percentage of our overall assets. Based upon our current and projected income and assets (including goodwill and taking into account our cash balances, including the anticipated proceeds from this offering) and the anticipated market price of our Class B Ordinary Shares in this offering, we do not expect to be classified as a PFIC for the current and future taxable years.

If we were to be, or become, classified as a PFIC for any taxable year during which a U.S. Holder (as defined in the section headed “Material Tax Considerations — U.S. Federal Income Tax Considerations”) holds our Class B Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. We urge U.S. investors to consult their tax advisors regarding the possible application of the PFIC rules. See “Material Tax Considerations — U.S. Federal Income Tax Considerations.”

You are strongly urged to consult your tax advisors regarding the impact of our being a PFIC in any taxable year on your investment in our Class B Ordinary Shares as well as the application of the PFIC rules.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and/or services and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        our future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

•        our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

•        current and future economic and political conditions;

•        our expectations regarding demand for and market acceptance of our services and/or the products we assist the distributions of;

•        our expectations regarding our client base;

•        competition in our industry;

•        relevant government policies and regulations relating to our industry;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        overall industry and market performance; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains certain data and information that we obtained from various government and industry publications through publicly available sources. Statistical data in these publications may include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Class B Ordinary Shares. In addition, the new and rapidly changing nature of the apparel industry, especially the increase in online activities among players at different stages of the production chain results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our operations. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

After deducting the estimated underwriters’ discount and offering expenses payable by us, we expect to receive net proceeds of approximately $[   ] (or $[   ]) in the aggregate if the underwriters exercise their over-allotment option in full) from this offering. The net proceeds from this offering must be remitted to Hong Kong before we will be able to use the funds to grow our business.

We intend to use the net proceeds of this offering as follows, after we complete the remittance process:

●	approximately 40% for expansion of trading of watch business;

●	approximately 30% for acquisition of financial and investment related companies;

●	approximately 30% for general working capital needs;

The precise amounts and percentage of proceeds we devote to particular categories of activity, and their priority of use, will depend on prevailing market and business conditions as well as on the nature of particular opportunities that may arise from time to time. Accordingly, we reserve the right to change the use of proceeds that we presently anticipate and describe herein.

The foregoing is set forth based on the order of priority of each purpose and represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

DIVIDEND POLICY

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Under Cayman Islands law, our board of directors may authorize payment of a dividend to shareholders at such time and of such an amount out of profits or our share premium account, if shares have been issued at a premium. No dividend may be paid out of our share premium account unless immediately following the payment we are able to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Subject to compliance with applicable solvency requirements, there is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us by dividend.

As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from all of our Hong Kong subsidiaries.

Cash dividends, if any, on our shares will be paid in U.S. dollars or HK Dollars.

As an exempted company, we are not subject to any income, withholding or capital gains taxes in the Cayman Islands. Our shareholders will not be subject to any income, withholding or capital gains taxes in the Cayman Islands with respect to their shares and dividends received on those shares, nor will they be subject to any estate or inheritance taxes in the Cayman Islands.

CAPITALIZATION

The following tables set forth our cash and cash equivalents and capitalization as of March 31, 2024:

●	on an actual basis; and

●

on a pro forma as adjusted basis to reflect the issuance and sale of [   ] shares at an assumed initial public offering price of $[   ] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the tables together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2024
	Actual	As Adjusted
	(in US$’000)
Current:
Cash and cash equivalents	547
Total non-current liabilities	-

Equity:
Class ordinary shares, $0.0001 par value, 50,000,00 shares authorized, 23,010,300 Class A ordinary shares outstanding on an actual basis; and 23,010,300 Class A ordinary shares outstanding on an as adjusted basis	2
Class B ordinary shares, $0.0001 par value, 450,000,000 shares authorized, nil Class B ordinary outstanding on actual basis; and 2,500,000 Class B ordinary shares on an as adjusted basis	-
Additional paid-in capital (1)	-
Other reserves	3,012
Retained earnings	584
Total equity	3,598

Total capitalization	4,145

(1)

Additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting fee, underwriters expense allowance and other expenses. We expect to receive net proceeds of approximately $[   ] (offering proceeds of $[   ], less underwriting discounts of $[   ], and offering expenses of $[   ]). The additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting discounts, underwriters expense allowance and other expenses.

DILUTION

If you invest in our ordinary shares, you will incur immediate dilution since the public offering price per share you will pay in this offering is more than the net tangible book value per ordinary share immediately after this offering.

The net tangible book value of our ordinary shares as of March 31, 2024 was $[   ], or $[   ] per share based upon [   ] ordinary shares outstanding. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of ordinary shares outstanding. Tangible assets equal our total assets less intangible assets, deferred tax assets and deferred offering cost.

The dilution in net tangible book value per share to new investors, represents the difference between the amount per share paid by purchasers of shares in this offering and the pro forma net tangible book value per share immediately after completion of this offering. After giving effect to the sale of the [   ] shares being sold pursuant to the offering price of $[   ] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriters’ discount and commission payable by us in the amount of $[   ] and estimated offering expenses in the amount of $[   ], our pro forma net tangible book value would be approximately $[   ] or $[   ] per share of ordinary shares. This represents an immediate increase in net tangible book value of $[   ] per share to existing shareholders and an immediate decrease in net tangible book value of $[   ] per share to new investors purchasing the shares in this offering.

The following table illustrates this per share dilution:

As of March 31, 2024
Public offering price per ordinary share	$
Net tangible book value per share as of March 31, 2024	$
Increase in net tangible book value per share attributable to existing shareholders	$
Pro forma net tangible book value per share after this offering	$
Dilution per share to new investors	$

Our adjusted pro forma net tangible book value after the offering, and the decrease to new investors in the offering, will change from the amounts shown above if the underwriters’ over-allotment option is exercised.

The following table sets forth, on a pro forma as adjusted basis as of March 31, 2024, the difference between the number of ordinary shares purchased from us, the total cash consideration paid, and the average price per share paid by our existing shareholders and by new public investors before deducting estimated underwriters’ discounts and commissions and estimated offering expenses payable by us, using an assumed public offering price of $[   ] per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus:

	Shares Purchased			Total Cash Consideration			Average Price Per
	Number	Percent		Amount	Percent		Share
Existing shareholders			%	$		%	$
New investors from public offering			%	$		%	$
Total		100.00%		$	$100%		$

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

CORPORATE HISTORY AND STRUCTURE

Our history can be traced back to June 2016 when Bluemount Financial Group Limited was incorporated under the laws of Hong Kong as an immediate holding company, wholly owned by Mr. Li Hok Yin (Mr. Li).

At the same time, two companies were incorporated under the laws of Hong Kong, as wholly owned subsidiaries for the purpose of carrying out two different businesses, namely Bluemount Securities Limited to engage in securities trading business and Bluemount Asset Management Limited to engage in asset management business.

In November 2016, licenses were granted by SFC to Bluemount Securities Limited to undertake Type 1 (Dealing in Securities) regulated activity and Type 4 (Advising on Securities) regulated activity; and licence was granted by SFC to Bluemount Asset Management Limited to undertake Type 9 (Assets Management) regulated activity.

Subsequently, Bluemount Commodities Limited was incorporated under the laws of Hong Kong as the third wholly owned subsidiary in March 2017 to engage in commodity trading business, the commodities being luxury watches.

In June 2017, Bluemount Capital Limited was incorporated under the laws of Hong Kong as the fourth wholly owned subsidiary to engage in provision of advisory services business.

In October 2018, Mr. Li transferred 6,903,090 shares (equivalent to 30% of the issued share capital) of Bluemount Financial Group Limited to Echo International Holdings Group Limited.

In January 2020, Mr. Li further transferred shares of Bluemount Financial Group Limited to specific individuals. Specifically, he transferred 4,371,957 shares to Mr. Yan Ka Him, 4,602,060 shares to Mr. Pan Jiye (“Mr. Pan”), and 2,761,236 shares to Ms. Zhou Qilin.

In February 2022, Mr. Li transferred his remaining shares in Bluemount Financial Group Limited to Mr. Yan Ka Him (1,628,768 shares), Mr. Pan Jiye (1,714,493 shares), and Ms. Zhou Qilin (1,028,696 shares). As a result, Mr. Li ceased to be a shareholder of Bluemount Financial Group Limited. The shareholding distribution of Bluemount Financial Group Limited became as follows: Echo International Holdings Group Limited holds 30%, Mr. Pan Jiye holds 27.45%, Ms. Zhou Qilin holds 16.47%, and Mr. Yan Ka Him holds 26.08%.

Reorganization

To prepare for this offering, we underwent the reorganization with the following steps:-

Step 1 Bluemount Group Limited vs Mr. Pan

On May 23, 2023, Mr. Pan completed the transfer of all his shares in Bluemount Financial Group Limited to Bluemount Group Limited, a company that he fully owns.

Step 2 Incorporation of Bluemount Cayman

Bluemount Cayman was incorporated under the laws of the Cayman Islands in June 2023 as an exempted company with limited liability, with the intention to become our ultimate holding company and the issuer of this offering. The authorized share capital of Bluemount Cayman was 23,010,300 divided into 23,010,300 shares each with a par value of USD0.0001.  Upon incorporation, Ogier Global Subscriber (Cayman) Limited being the initial subscriber of Bluemount Cayman, held the first fully paid subscriber’s share which was then transferred to Mr. Jiye Pan.

Step 3 Incorporation of WI Holdings limited

In June 2023, WI Holdings Limited was incorporated under the laws of the British Virgin Islands with the intention to become the holding vehicle for Ms. Zhou’s shares.

Step 4 Incorporation of Yes & Right Investment Limited

In January 2024, Yes & Right Investment Limited was incorporated under the laws of the British Virgin Islands with the intention to become the holding vehicle for Mr. Yan’s shares.

Step 5 SFC approval

We applied to SFC for approval for adding Bluemount Cayman as a new (indirect) substantial shareholder of the licenced companies Bluemount Securities Limited and Bluemount Asset Management Limited as a new (indirect) shareholder of the said licenced companies.  The approval was granted on 27 November 2023.

Step 6 Share Swap

Pursuant to the terms of a share swap agreement, Echo International Holdings Group Limited, Ms. Zhou Qilin, Mr. Yan Ka Him and Bluemount Group Limited sold their respective entire shares in Bluemount Financial Group Limited to Bluemount Cayman, and in return, accepted the allotment of corresponding numbers of shares by Bluemount Cayman.  As a result, Bluemount Cayman became the new holding company of our business in the corporate structure on 16 January 2024.

Step 7 Shares transfer and Notifications

On February 26, 2024, the transfer of shares from Ms. Zhou Qilin to WI Holdings Limited was successfully completed.

On March 11, 2024, Mr. Yan Ka Him successfully transferred his shares to Yes & Right Investment Limited.

In March 2024, we informed the SFC of our intention to include Yes & Right Investment Limited and WI Holdings Limited as new (indirect) shareholders of the mentioned licensed companies.

Step 8 Adding in 3 new shareholders

On 14 May 2024, Bluemount Group Limited, Yes & Right Investment Limited and WI Holdings Limited each sold and transferred part of its shares to some pre-IPO Investors, none of which hold more than 5% shareholding of Bluemount Cayman..

The following diagram illustrates our corporate structure immediately after this offering:

The above chart assumes an Offering of [  ] Class B Ordinary Shares, and assumes that the Underwriters’ over-allotment option has not been exercised.

Name	Background	Ownership
Bluemount Cayman	Incorporated on June 27, 2023 under the laws of Cayman Islands as an exempted company.	See “Principal Shareholders” for details of our material shareholding structures immediately prior to and after this offering.

Bluemount HK	Incorporated on June 3, 2016 as a limited company under the laws of Hong Kong.	100% owned by Bluemount Cayman.

Bluemount Asset Management	Incorporated on June 3, 2016 as a limited company under the laws of Hong Kong.	100% owned by Bluemount HK.

Bluemount Securities	Incorporated on June 3, 2016 as a limited company under the laws of Hong Kong.	100% owned by Bluemount HK.
Bluemount Capital	Formed on June 6, 2017 as the foreign company’s Taiwan branch, Republic of China	100% owned by Bluemount HK.
Bluemount Commodities	Incorporated on March 29, 2017 as a limited company under the laws of Hong Kong.	100% owned by Bluemount HK.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of its financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Its actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We, through our operating subsidiaries, are a Hong Kong-based financial services provider principally engaged in the provision of (i) placing and underwriting services; (ii) securities dealing and brokerage services; and (iii) asset management services. Our business is carried out through our wholly owned Operating Subsidiaries: (a) Bluemount Securities, which is licensed to conduct Type 1 (dealing in securities) and Type 4 (advising on securities) regulated activities under the SFO in Hong Kong, and (ii) Bluemount Asset Management, which is licensed to conduct Type 9 (asset management) regulated activities under the SFO in Hong Kong. Bluemount Securities is the Stock Exchange Participant and holds one Stock Exchange Trading Right. Bluemount Securities is a participant of the HKSCC.

The table below sets forth the licenses obtained by our Operating Subsidiaries under the jurisdiction of Hong Kong.

License type and trading right	Entity name
HKSFC Type 1 License — Dealing in securities	Bluemount Securities
HKSFC Type 4 License — Advising on securities	Bluemount Securities
HKSFC Type 9 License — Asset management	Bluemount Asset Management
Stock Exchange Participants (Participant ID: 02054)	Bluemount Securities
HKSCC Participants (Participant ID: B02054)	Bluemount Securities

The service offerings of the Operating Subsidiaries mainly comprise the following:

•        Underwriting and Placing Services:    acting as (i) book runner, lead manager, or underwriter of listing applicants in IPOs or other fundraising activities; and (ii) placing agent of listed companies in connection with their issuance or sale of securities, in return for underwriting and/or placing commission. We also charge investors a brokerage commission when they subscribe for or acquire securities in respect of offerings of listed issuers who engaged us to provide placing and underwriting services in respect of the relevant securities. Our revenue derived from our placing and underwriting services accounted for 0% and 1.32% of our total revenue for the years ended March 31, 2024 and 2023, respectively.

•        Securities Dealing and Brokerage Services:    providing securities dealing and brokerage services for trading in securities on the Hong Kong Stock Exchange and in other overseas markets. We act as an intermediary between buyers and sellers of securities listed on the Main Board and GEM of the Hong Kong Stock Exchange and facilitate our clients’ trading of securities listed on selected overseas stock exchanges, including the United States, in return for brokerage commission income. Ancillary to our securities brokerage and dealing services, we provide nominee services, custodian services, scrip handling services and handling services for corporate actions to our brokerage clients. At the same time, we also facilitate the subscriptions to IPOs and secondary placings, either conducted by Hong Kong issuers who engage our placing and underwriting services or conducted by other financial services providers in Hong Kong. For the years ended March 31, 2024 and 2023, respectively, 0.14% and 0.01% of our total revenue was derived from securities dealing and brokerage services.

•        Asset Management Services:    offering discretionary account management and fund management services that cater to different investment objectives of our clients, through Bluemount Asset Management. Our asset management services accounted for 2.33 % and 1.83% of our total revenue for the years ended March 31, 2024 and 2023, respectively.

Our revenues were HK$32.8 million (approximately US$4.2 million) and HK$38.3 million for the years ended March 31, 2024 and 2023, respectively. We recorded net profit of HK$9.2 million (approximately US$1.2 million) and HK$0.9 million for the years ended March 31, 2024 and 2023, respectively. We plan to keep our business growing by strengthening our securities brokerage, underwriting and placement services and develop our asset management business and margin financing services. Our diversified business portfolio allows us to create synergies between our business lines, generate new business opportunities for each business segment and provide integrated financial services to clients. For further details of our services, please refer to the paragraph headed “Business — Our Services and Revenue Model.”

Further, Bluemount Capital, a wholly-owned subsidiary, is involved in offering consulting and advisory services. We provide comprehensive consulting and advisory services on business development strategies to our diverse clientele. The core focus of the company's offerings lies in proactively seeking and evaluating suitable transaction projects which can contribute to the growth and diversification of clients’ business. For the years ended March 31, 2024 and 2023, approximately 57.05% and 77.5% of our total revenue was derived from provision of consulting and advisory services, respectively.

In addition to our primary financial services and consulting and advisory services, we also operate a subsidiary, namely Bluemount Commodities, dedicated to the trading of luxury branded timepieces, where we source, buy, and sell of prestigious timepieces. We act as a crucial intermediary between watch suppliers and watch customers. Bluemount Commodities is actively involved in the trading of brand-new luxury branded timepieces. Our business model revolves around sourcing these watches from individuals or corporate entities and subsequently reselling them to consumers in Hong Kong. We specialize in procuring high-quality timepieces and offering them to the discerning market of luxury timepiece enthusiasts in the region. Bluemount Commodities serves as a reliable intermediary, ensuring that these sought-after watches reach the hands of eager consumers in Hong Kong. For the years ended March 31, 2024 and 2023, approximately 40.45% and 19.27% of our total revenue was derived from trading of luxury timepieces, respectively.

As we continue to expand our luxury timepiece trading endeavors, we remain resolute in our dedication to maintaining the same level of excellence and integrity that defines our primary financial services. The dual facets of our business complement one another, providing us with insights that enrich our understanding of both financial markets and the luxury sector.

Factors Affecting Our Results of Operations

Our business and operating results are influenced by general factors that affect the financial and securities services industry, including economic and political conditions, the evolving needs of investors, changes in trading volume, changes in demand for financial services, changes in wealth and availability of funds of our existing and target customers, and regulatory changes governing the financial and securities services industry. In addition, the following company-specific factors can directly affect our results of operations materially:

Our ability to develop new customers’ network and retain existing customers

The commissions we receive from our brokerage services primarily rely on the level of trading activity. This activity can be influenced by various factors, including shifts in customer sentiment, perceptions, and confidence in the financial markets, expectations of inflation, market conditions, political circumstances, natural disasters, riots, and acts of war or terrorism. Changes in trading volume from our customers can have an impact on our financial results, and there is no guarantee that we can sustain or enhance our customer relationships. Customers have the freedom to terminate their association with us at any moment.

Likewise, our agreements for underwriting and placement activities are individually negotiated with our clients for each project. The revenue we earn from these services can vary over time and may not be consistent. Furthermore, there is no guarantee that clients who have previously engaged our services will continue to do so in the future. As a result, our financial performance in the future may be subject to fluctuations based on our ability to secure new engagements.

Similarly, our advisory services provided by Bluemount Capital Limited are customarily structured on a project-by-project basis with our clients. The revenue generated from these services can experience fluctuations and may not be recurring. Additionally, there is no guarantee that clients who have previously sought our advisory services will continue to engage us for future business. Therefore, our future financial results may be subject to fluctuations depending on our success in securing new advisory engagements.

Our ability to earn diversified and stable sources of revenue from our different lines of services

We believe that the combination of our various business lines generates synergy and enables us to establish a diversified and steady income stream. Our securities trading services play a crucial role in our role as a book-runner, lead manager, underwriter, or placing agent for placement, underwriting projects and provision of advisory services.

By utilizing our existing pool of securities trading customers, we can connect suitable investors to participate in securities offerings associated with these projects. As we expand our placing and underwriting business, we anticipate an increase in demand for our securities trading services from customers who seek trading opportunities through access to allocations granted to us under these engagements. Furthermore, our asset management services offer professional insights and investment advice, assisting our customers in diversifying their investment risk and optimizing their asset portfolios. This, in turn, enhances the growth of our securities brokerage and financing services, particularly among high-net-worth clients. Consequently, we can leverage cross-selling opportunities, improve customer service coverage, and cultivate a loyal customer base to achieve business expansion. However, it is important to acknowledge that these business strategies and synergies are subject to uncertainties. There is no guarantee that the successful implementation of our diversification efforts or the realization of synergies between different business lines will occur, which could potentially impact our operational results.

Our ability to effectively improve technology infrastructure

Our ability to provide high-quality products and services and attract and retain users and customers heavily relies on our technology infrastructure capabilities. To accommodate the growth of our business and offer new features and services, it is crucial that we continuously enhance and expand our technology infrastructure. Our plans include upgrading our portfolio management system and trading system to improve efficiency, convenience, and comprehensiveness. These upgrades will provide our customers with a user-friendly interface, ensuring secure management of their wealth portfolios with ease. Moreover, in our pursuit of competitiveness and expanding our service offerings, we intend to undertake the following initiatives:

(i) Subscribing to an integrated system incorporating portfolio management and risk management functions. This system will encompass features such as security management, redundancy, disaster recovery, database administration, and market data, including corporate actions, extensive correlation analysis, dividend tables, and volatility datasets.

(ii) Subscribing to a customer relationship management system to enhance customer satisfaction.

(iii) Subscribing to a business continuity planning service, encompassing data management and cloud storage archiving, as well as a co-location service to serve as a backup workplace in the event of office disruptions.

(iv) Subscribing to market information and data to enhance our analytical and research capabilities, supporting our asset management, underwriting, and placement services.

It is important to note that, as of the prospectus date, we are still evaluating and assessing various solutions for upgrading and improving our technology infrastructure. No commitments have been made regarding the procurement of specific technology solutions. The success and realization of these upgrades and improvements are subject to uncertainties. There is no guarantee that they can be implemented successfully, which could potentially impact our business plan, competitiveness, and operational results. Our technology infrastructure capabilities will continue to play a critical role in driving our operational performance.

Our ability to meet the regulatory requirements to provide brokerage and other financial services in Hong Kong

The brokerage and financial services sector in Hong Kong operates under strict regulatory oversight. As our operations primarily take place in Hong Kong through our Operating Subsidiaries, we are bound by the applicable laws and regulations, particularly the Securities and Futures Ordinance (SFO), which is supervised by the Hong Kong Securities and Futures Commission (HKSFC). In accordance with the SFO, we are obligated to adhere to various provisions that encompass statutory requirements, including maintaining minimum capital adequacy, fulfilling specific regulatory reporting obligations, and ensuring the availability of responsible officers.

In the event that any of our licensed companies under the supervision of the Hong Kong Securities and Futures Commission (HKSFC) fails to meet the regulatory capital requirements in Hong Kong, we may face penalties or restrictions on our business operations imposed by the local regulatory authorities. Such outcomes could have a significant adverse impact on our financial condition and operational results. It is important to note that the relevant capital requirements may undergo changes over time or be subject to varying interpretations by governmental authorities, which are beyond our control. Any increase in these requirements or stricter enforcement or interpretation thereof may have negative implications for our business activities. Non-compliance with applicable laws, regulations, guidance, or codes, as well as any unfavorable findings by regulators, may result in fines, deterrent penalties, disciplinary actions, or the suspension or revocation of our registrations or licenses necessary for conducting our business activities. Consequently, our business operations, reputation, financial condition, and operational results could be materially and adversely affected. Furthermore, the HKSFC has the authority to amend, supplement, and modify the requirements imposed on licensed corporations to ensure proper regulation of the Hong Kong securities and futures market. Such changes or tightening of regulations and requirements (which may involve amendments to laws, regulations, and guidelines) may necessitate additional compliance costs for us and potentially impact our ability to continue our existing regulated activities.

Our ability to retain employees or brokers who have strong relationships with our customers

Our ability to deliver reliable and high-quality financial services to our customers heavily relies on the expertise and dedication of our experienced employees and brokers. We believe that their strong relationships with our customers, built through personalized services and a deep understanding of their needs, are instrumental to our success. Moreover, in addition to maintaining relationships with existing clients, we also depend on our employees and brokers to generate customer referrals, expanding our customer base. However, it is important to note that there is no guarantee that our employees and brokers will continue to serve us or remain willing to do so. In the event that they decide to discontinue their engagements with our Operating Subsidiaries or enter into negotiations for significant changes to their existing terms of engagement, our operational performance and financial results may be significantly and adversely affected. We recognize the potential impact that such actions could have on our business and remain vigilant in managing these risks.

Competition in the financial services industry in Hong Kong

The financial services industry in which we operate in Hong Kong is characterized by intense competition, fragmentation, and rapid changes, and we anticipate that this competitive landscape will persist. Numerous market participants in the financial and securities services industry offer similar services to ours, contributing to the highly competitive nature of the market. Our larger competitors may possess certain advantages over us, including stronger brand recognition and reputation, a wider range of value-added services, greater human and financial resources, longer operating histories, and a broader geographic presence. Additionally, we face competition from local medium and small-sized financial services providers that offer similar services. It is also possible for new entrants to join the market if they employ qualified professionals and obtain the necessary regulatory licenses. The presence of intense competition creates an unfavorable pricing environment, requiring us to potentially reduce our service fees to remain competitive with other market players. Such price reductions can exert significant pressure on our profitability, especially during market slowdowns. Consequently, our market share, financial condition, and operational results may be materially and adversely affected. Given these competitive dynamics, we recognize the need to navigate the challenges and strive to differentiate ourselves in the market to maintain a competitive edge.

Our primary business, securities dealing, has continued to contribute to our revenue streams, albeit as a smaller portion compared to our other segments. While the securities dealing segment has traditionally been a significant part of our operations, we have proactively diversified our revenue sources to include consulting and advisory services as well as timepiece trading. The consulting and advisory segment has emerged as a robust and thriving area of our business. We leverage our expertise and industry knowledge to provide strategic guidance and advice to our clients, helping them navigate complex financial landscapes and make informed decisions. This segment has experienced steady growth, driven by the increasing demand for specialized financial consulting services in a rapidly evolving market. While securities dealing remains an essential part of our business, we acknowledge the challenges posed by the current market conditions. The reduction in the number of companies conducting initial public offerings (IPOs) in Hong Kong during the period of 2023-2024, along with fewer placing corporate exercises, has impacted the revenue generated from this segment. However, we have implemented proactive measures to mitigate these challenges and maintain a stable income stream. Our focus on diversification has allowed us to adapt to changing market dynamics. By expanding our range of services and exploring new opportunities, we have been able to offset the impact of the decline in securities dealing revenue. We continuously assess market trends and identify emerging sectors to ensure our business remains agile and resilient.

Impact of the COVID-19

In early 2020, the ongoing COVID-19 pandemic has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings, and has caused significant disruption to worldwide economic activities, including economic activities in Hong Kong (where we operate in).

As of the date of the prospectus, most countries around the globe have abolished the measures to contain COVID-19 pandemic and “back to normal”, and the Hong Kong government has abolished its entry restrictions and significantly lessened the COVID-19 control measures. Furthermore, the PRC government has significantly lessened its travel restrictions and abolished the quarantine requirements for international arrivals to Mainland China from January 8, 2023.

Our results of operations were previously affected by the COVID-19 outbreak for the year ended March 31, 2023. We have witnessed huge market fluctuations in the global capital and financial markets since 2020. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, the deterioration of the economic condition of Mainland China due to the continuous COVID-19 control measures, the significant market volatility and declines in general economic activities in Hong Kong and globally, have severely dampened the confidence of our client in the global and Hong Kong’s financial markets and its willingness to conduct fundraising activities in Hong Kong Stock Exchanges, or trade in the secondary market. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the generally negative impact of the COVID-19 outbreak on the capital markets, we cannot assure you that we will be able to maintain the growth rate we have previously experienced or projected. Any future impact on our results of operations will depend on, to a large extent, speed of recovery in general economic environment and capital markets.

Impact of Russia’s Invasion of Ukraine and Related Supply Chain Issues

Russia launched a large-scale invasion of Ukraine on February 24, 2022. The extent and duration of the military action, resulting sanctions and resulting future market disruptions, including volatilities in stock markets, disruption to global supply chain and worsening of global inflation, are impossible to predict, but could be significant. Any such disruptions caused by Russian military action or other actions (including cyberattacks and espionage) or resulting actual and threatened responses to such activity, including purchasing and financing restrictions, boycotts or changes in consumer or purchaser preferences, sanctions, tariffs or cyberattacks, may have significant collateral impact on global economy and our business model and revenue stream. Nevertheless, as of the date of this document, since (i) we principally operate in Hong Kong and do not have business presence in Russia and Ukraine; and (ii) our industry has been less dependent on oil, natural resources or global supply chain which have been disrupted significantly by Russia’s invasion of Ukraine, there is no material impact on our cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from Russia’s invasion of Ukraine.

Key Components of Results of Operations

Revenues

Our revenues consist of brokerage commissions, underwriting and placement income, introducing and referral income, handling income, investment management fee income, interest income and others. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years ended March 31, 2024 and 2023:

	For the Years Ended March 31,
	2024			2023
	HK$’000	US$’000	% of total revenues	HK$’000	% of total revenues
Revenues:
Brokerage commissions	9	1.2	0.03	28	0.07
Underwriting and placement income	-	-	-	505	1.32
Service fee income	45	5.8	0.14	2	0.01
Investment management fee income	766	97.9	2.33	703	1.83
Advisory service income	18,740	2,394.6	57.05	29,700	77.5
Trading of timepieces	13,288	1,698	40.45	7,386	19.27

Brokerage commissions

Brokerage commissions represent fees and commissions from securities brokerage services based on a fixed rate for each transaction. The following tables present the key operating data of brokerage commissions for the year ended indicated:

	For the Years Ended March 31,
	2024						2023
	Third parties	Third parties	Related parties	Related parties	Total	Total	Third parties	Related parties	Total
	HK$'000	US$'000	HK$'000	US$'000	HK$'000	US$'000	HK$'000	HK$'000	HK$'000
Brokerage commissions related to
Exchange in Hong Kong	9	1.2	-	-	9	1.2	28	-	28
Other exchange	-	-	-	-	-	-	-	-	-
Weighted average commission rates related to
Exchange in Hong Kong	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%
Other exchange	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%

When a customer executes a securities trading transaction with our Operating Subsidiaries, brokerage commission is recognized upon the completion of the transaction. The fixed rates applied to the customers vary depending on the type of customer, the type of transaction, and the trade volume from the particular customer. For the years ended March 31, 2024 and 2023, commissions from securities brokerage represented approximately 0.03% and 0.07%, respectively, of our total revenues for the respective years.

Underwriting and placement income

We, through our Operating Subsidiaries, provide underwriting and placement services to customers by acting as an underwriter, global coordinator, bookrunner, or lead manager for securities issuances and bonds placements, in return for underwriting and placement income. The following tables present key operating data of underwriting and placement income for the year ended indicated:

	For the Years Ended March 31,
	2024				2023
	Exchange in HK$’000	Exchange in US$’000	Total HK$’000	Total US$’000	Exchange in HK$’000	Total
Underwriting and placement income related to
Equity shares	-	-	-	-	505	505
Bonds and other instruments	-	-	-	-	-	-
Number of projects related to
Equity shares	-	-	-	-	1	1
Bonds and other instruments	-	-	-	-	-	-
Weighted average fee rates related to
Equity shares	-	-	-	-	4.0%	4.0%
Bonds and other instruments	-	-	-	-	-	-

We charge an underwriting and placement income based on certain percentage of the funds committed or raised in the transaction, either initial public offerings or other fundraising or placement activities. The fee structures are negotiated on a project by project basis and vary depending on the type of customer, the type of transaction, and the size of funds committed or raised in the transaction. Underwriting and placement income accounted for 1.32% of total revenues for the years ended March 31, 2023 and there was no underwriting and placement income recorded for the year ended March 31, 2024.

Investment management fee income

We, through our Operating Subsidiaries, provide investment management services by acting as investment manager for our customers in return for investment management fee income. The following tables present key operating data for underwriting and placement income for the year ended indicated:

	2024	2024	2023
	Revenue (HK$’000)	Revenue (US$’000)	Revenue (HK$’000)
Investment management fee income
Bluemount Investment Fund SP	429	54.8	623
Cyber Investment Fund SP	7	0.9	55
Sunrise Global Strategies Fund SP	-	-	25
Global New Normal Anti-Inflation Limited Fund	330	42.2	-
Total investment management fee income	766	97.9	703

We, through our Operating Subsidiaries, charge the customers a fee for the investment management services provided under our asset management business, which are recognized when the services are rendered according to the relevant contracts. For the years ended March 31, 2024 and 2023, investment management fee income accounted for 2.33% and 1.83% of our total revenues, respectively.

Advisory service fee income

Provision of advisory service fee income comprise the business development strategies and advisory services including (i) seeking suitable transaction projects for the development or diversification of the business of the Company; and (ii) seeking suitable business partners/investors for the Company for fund raising projects.

For the years ended March 31, 2024 and 2023, advisory service fee income accounted for 57.05% and 77.50% of our total revenues, respectively.

Interest income and others

Interest income and others primarily consists of interests earned on bank deposits, customers’ overdue and government subsidies.

Interests on customers’ overdue represent interests charged on overdue receivables from customers arising from brokerage transactions. According to the contracts entered by into between us and our customers, we, through our Operating Subsidiaries, shall charge our customers on amounts overdue, i.e. amounts due on brokerage transactions which are not yet settled on settlement dates, an interest at Hong Kong Prime Lending Rate plus 8% per annum accrued on daily basis.

Government subsidies primarily relate to one-off entitlement granted by the Hong Kong Government under the Employment Support Scheme of the Anti-epidemic Fund. We recognize government subsidies as other income when the conditions are met.

For the years ended March 31, 2024 and 2023, interest income and others accounted for 0% and 4.03% of our total revenues, respectively.

Expenses

The following table sets forth our operating cost and expenses, as a percentage of total revenues, for the years ended March 31, 2024 and 2023:

	For the Years Ended March 31,
	2024			2023
	HK$’000	US$’000	% of total revenues	HK$’000	% of total revenues
Expenses:
Cost of revenue	15,078	1,926.7	45.9	9,735	25.4
Impairment loss on trade and other receivables	863	110.3	2.63	20,622	53.81
Salaries and benefits	32	4.1	0.1	-	-
Office and miscellaneous	978	125	2.98	1,102	2.88
Rent, building management fees and rates	253	32.3	0.77	235	0.61
Professional fees	1,823	232.9	5.55	392	1.02
Depreciation	1,806	230.8	5.5	1,856	4.84
Bank charges	51	6.5	0.16	20	0.05
Others	30	3.8	0.09	38	0.1
Total expenses	20,914	2,672.4	63.7	34,000	88.71

Cost of revenue

Cost of revenue refers to the expenditures directly linked to the production or procurement of watches that are later sold, as well as the compensation paid to staff members providing consulting and advisory services. Cost of revenue accounted for 45.9% and 25.4% of the total revenue for the year ended March 31, 2024 and 2023 respectively.

Impairment loss on trade and other receivables

Impairment loss on trade and other receivables accounted for 2.63% and 53.81% of our total revenues for the years ended March 31, 2024 and 2023, respectively.

Rent, building management fees and rates

Rent, building management fees and rates are distinct but related expenses associated with occupying and operating within a physical office space. Rent, building management fees accounted for 0.77% and 0.61% of the total revenues for the year ended March 31, 2024 and 2023 respectively.

Professional fees

Professional fees are mainly the service fees for audit, company secretary, consulting, legal, and other professional services which are needed during the ordinary course of our business operation. Professional fees accounted for 5.55% and 1.02% of our total revenues for the years ended March 31, 2024 and 2023, respectively.

Depreciation

Depreciation results from the depreciation of property and equipment, such as computer equipment, furniture and office equipment, leasehold improvements as well as rights-of-use assets. Depreciation accounted for 5.5% and 4.84% of our total revenues for the years ended March 31, 2024 and 2023, respectively.

Income Tax

Our subsidiaries operated in Hong Kong are subjected to Hong Kong Profits Tax. For the years ended March 31, 2024 and 2023, Hong Kong Profits Tax was calculated in accordance with the two-tiered profits tax rates regime under which the tax rate is 8.25% on assessable profits of the first HK$2 million (equivalent to US$255,000) and 16.5% on any assessable profits in excess of HK$2 million (equivalent to US$255,000). For connected entities, as is the case of our Hong Kong subsidiaries, Bluemount Securities, Bluemount Asset Management, Bluemount Capital and Bluemount Commodities, only one of the connected entities can elect to be charged at two-tiered tax rates. The other entity will be subject to tax rate of 16.5% on all its assessable profits, if any. For the years ended March 31, 2024 and 2023, income tax accounted for 11.3% and 6.35% of our total revenues, respectively.

Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, unless in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment. As of March 31, 2024 and 2023, we had no open tax investigation from the tax authority and we do not consider that there was any uncertain tax position as of those dates.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years ended March 31, 2024 and 2023 as indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any year are not necessarily indicative of the results that may be expected for any future trends.

	For the Years Ended March 31,
	2024			2023
	HK$’000	US$’000	% of total revenues	HK$’000	% of total revenues
Revenues
Brokerage commissions	9	1.2	0.03	28	0.07
Underwriting and placement income	-	-	-	505	1.32
Service fee income	45	5.8	0.14	2	0.01
Investment management fee income	766	97.9	2.33	703	1.83
Advisory service income	18,740	2,394.6	57.05	29,700	77.5
Trading of timepieces	13,288	1,698	40.45	7,386	19.27
Cost of revenue	15,078	1,926.7	45.9	9,735	25.4
Impairment loss on trade and other receivables	863	110.3	2.63	20,622	53.81
Salaries and benefits	32	4.1	0.1	-	-
Office and miscellaneous	978	125	2.98	1,102	2.88
Rent, building management fees and rates	253	32.3	0.77	235	0.61
Professional fees	1,823	232.9	5.55	392	1.02
Depreciation	1,806	230.8	5.5	1,856	4.84
Bank charges	51	6.5	0.16	20	0.05
Others	30	3.8	0.09	38	0.1

Revenues

Total revenues experienced a 14.29% decline, decreasing from HK$38.3 million for the year ended on March 31, 2023, to HK$32.8 million (approximately US$4.2 million) for the year ended on March 31, 2024. The main contributing factor to this decrease was a significant decline in revenue from advisory services. However, this decline was partially offset by an increase in income generated from the trading of timepieces.

Brokerage commissions — Brokerage commissions decreased by 67.86% from HK$28,000 for the year ended March 31, 2023 to HK$9,000 (approximately US$1,200) for the year ended March 31, 2024. The decrease in brokerage commissions was mainly because our customers engaged in fewer securities brokerage activities as a result of a drop in liquidity and relatively poor performance of the market during the year ended March 31, 2024.

Underwriting and placement income — The drop in underwriting and placement income by 100% from HK$0.5 million for the year ended March 31, 2023, to HK$nil (US$nil) for the year ended March 31, 2024, can be attributed to a reduction in our involvement in underwriting and placement activities. We were engaged in fewer instances of providing underwriting services and facilitating placements during the latter period, resulting in a decrease in income generated from these activities. As a result, our overall underwriting and placement income experienced a notable decline.

Investment management fee income — Regarding the income recognized from investment management fees for the fiscal years ending on March 31, 2023, and March 31, 2024, the entirety of the income was derived from management fees charged. These fees were calculated at a rate of 1% per annum based on the net asset values of the funds under our management. Notably, there was a consistent and steady growth in investment management fee income, rising from HK$0.7 million in 2023 to HK$0.8 million (approximately US$0.1 million) in 2024. This increase can be attributed to the acquisition of a new customer in the year 2024.

Advisory service fee income – The revenue generated from advisory service fees experienced a significant decline, decreasing from HK$29.7 million for the fiscal year ending on March 31, 2023, to HK$18.7 million (approximately US$2.4 million) for the fiscal year ending on March 31, 2024. This notable decrease can be primarily attributed to the absence of major projects in 2024. Two projects played a crucial role in driving the growth of advisory service fee income in 2023. They likely involved providing expert advice, consultation, or strategic guidance to clients, resulting in higher fees earned for the services rendered. The successful execution and completion of these projects contributed significantly to the overall increase in advisory service fee income.

Trading of timepiece – The revenue generated from the trading of timepieces experienced a rise, growing from HK$7.4 million for the year ended on March 31, 2023, to HK$13.3 million (approximately US$1.7 million) for the year ended on March 31, 2024. This increase can be attributed to an increased demand for timepieces in 2024. The greater demand for timepieces in 2024 indicates a heightened interest and market appetite for these products. This could be influenced by various factors such as shifts in consumer preferences, marketing efforts, or the introduction of new and desirable timepiece models. The increased demand led to a larger volume of timepiece trading activities, resulting in higher income generated from these transactions.

Expenses

Costs of revenue – The costs of revenue increased from HK$9.7 million for the year ending on March 31, 2023, to HK$15 million (approximately US$1.9 million) for the year ending on March 31, 2024. This increase is directly linked to the rise in the trading of timepieces as well as the increase in compensation paid to staff members providing consulting and advisory services.

Impairment loss on trade and other receivables — The impairment loss on trade and other receivables decreased from HK$20.6 million for the year ending on March 31, 2023, to HK$0.9 million (approximately US$0.1 million) for the year ending on March 31, 2024. This reduction indicates an improvement in the collection of outstanding amounts owed to the company. An impairment loss on receivables occurs when there is doubt about the ability to collect the full amount owed. The decrease in impairment loss suggests that the company experienced a more favorable collection environment, with a lower number of receivables becoming uncollectible or requiring write-offs.

Office and miscellaneous – The expenses related to office and miscellaneous items experienced a notable decrease of 11.25% during the period from the year ended March 31, 2023, to the year ended March 31, 2024. More specifically, the expenses decreased from HK$1.1 million in 2023 to HK$0.98 million (approximately US$0.13 million) in 2024. This decrease in office and miscellaneous expenses can be attributed the implementation of cost-saving measures or efficiency improvements within the organization.

Rent, building management fees and rates - Rent, building management fees and rates remains stable. It recorded HK$235,000 for the year ended March 31, 2023 and HK$253,000 (approximately US$32,000) for the year ended March 31, 2024.

Professional fees — Professional fees experienced a substantial increase of 365% during the period from the year ended March 31, 2023, to the year ended March 31, 2024. Specifically, professional fees rose from HK$0.4 million in 2023 to HK$1.8 million (approximately US$0.23 million) in 2024. The rise in professional fees in 2024 can be attributed to the initial public offering (IPO) project.

Depreciation — The depreciation expenses remained consistent, amounting to HK$1.8 million (approximately US$0.23 million) and HK$1.86 million for the years ended March 31, 2024 and 2023, respectively. There were no additional purchases of property, plant, and equipment (PPE) during 2024.

Income tax expense

Income tax expense decreased from HK$4.3 million for the year ended March 31, 2023 to HK$2.1 million (approximately US$0.27 million) for the year ended March 31, 2024.

Profit after taxes

We had a profit after income taxes of HK$9.2 million (approximately US$1.2 million) and HK$0.9 million for the year ended March 31, 2024 and 2023, respectively. The increase in profit after income taxes was largely contributed by the significant decrease in impairment loss on trade and other receivables.

Liquidity and Capital Resources

As of March 31, 2024 and 2023, we had positive working capital of HK$4.3 million (approximately US$0.55 million) and HK$8.9 million in cash, respectively. For the years ended March 31, 2024 and 2023, we had HK$60.2 million (approximately US$7.7 million) and HK$62.1 million in restricted cash, respectively.

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations. Historically, debt and equity financing from related parties and major shareholders have been utilized to finance our working capital requirements.

Considering all facts and information on hand, we expect our cash on hand is sufficient to finance our working capital requirements within the normal operating cycle of a twelve-months period from the date of our financial statements are issued.

If we are unable to have sufficient fund to finance our working capital requirements within the normal operating cycle of a twelve-months period from the date of our financial statements are issued, we may consider supplementing our available sources of funds through the following sources:

•        addition equity financing from our major shareholders or third-party investors; and/or

•        financial support our related parties.

Based on the above considerations, we are of the opinion that we have sufficient funds to meet our working capital requirements and current liabilities as they become due within twelve months from the date of our financial statements are issued. However, there is no assurance that we will be successful in implementing our plans. There are a number of factors that could potentially arise and could undermine our plans, such as changes in the demand for our services, general market conditions and competitive environment of the capital market and corporate finance industry in Hong Kong and changes in regulatory requirements, etc.

Regulatory Capital Requirements

As our Operating Subsidiaries are regulated by HKSFC in relation to their operating activities in Hong Kong, local rules and regulations require the Operating Subsidiaries to maintain relevant capital adequacy levels. The following table illustrates the minimum regulatory capital as established by HKSFC that our subsidiaries were required to maintain as of March 31, 2024 and March 31, 2023 and the actual amounts of capital maintained.

Capital requirements as of March 31, 2024:

	Minimum Regulatory Capital Requirements	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Capital Levels Maintained	Excess Net Capital	Excess Net Capital	Percent of Requirement Maintained
	HK$’000	US$’000	HK$’000	US$’000	HK$’000	US$’000%
Bluemount Securities	3,000	383.3	3,781	483.1	781	99.8	26.03%
Bluemount Asset Management(1)	100	12.8	240	30.7	140	17.9	140%
Total	3,100	396.1	4,021	513.8	921	117.7	29.71%

Capital requirements as of March 31, 2023:

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
	HK$’000	HK$’000	HK$’000%
Bluemount Securities	3,000	4,990	1,990	66.33%
Bluemount Asset Management(1)	100	789	689	689%
Total	3,100	5,779	2,679	86.42%

(1) Bluemount Asset Management is only required to file its regulatory returns in June and December of every year. The capital levels maintained as of March 31, 2024 and 2023, were what being submitted in its regulatory return as of December, 2022 and 2021, respectively.

As of March 31, 2024, all our Operating Subsidiaries were in compliance with their respective regulatory capital requirements. We consider ourselves having strong and adequate capital resources to carry out our operations.

Cash Flows

The following table sets forth a summary of our cash flows for the year ended March 31, 2024 and 2023 as indicated.

	For the Years Ended March 31,
	2024	2024	2023
	HK$’000	US$’000	HK$’000
Net cash (used in) / generated from operating activities	(3,876)	(495.3)	2,917
Net cash generated from / (used in) investing activities	-	-	-
Net cash used in financing activities	(755)	(96.5)	(151)
Net (decrease)/increase in cash	(4,631)	(591.8)	2,766
Cash and cash equivalents, beginning of year	8,913	1,138.9	6,147
Cash and cash equivalents, end of year	4,282	547.2	8,913

Operating activities

Net cash used in operating activities for the year ended March 31, 2024 was HK$3.9 million (approximately US$0.5 million). The difference was primarily attributable to (i) an increase of HK$0.8 million (approximately US$0.1 million) in inventories due to purchase of additional inventories during the year; (ii) increase in trade receivables of HK$16.4 million (approximately US$2.1 million); (iii) decrease in trade and other payables of HK$1.9 million (approximately US$0.24 million) and (iv) decrease in bank balance from clients accounts of HK$1.9 million (approximately US$0.24 million).

Net cash generated from operating activities for the year ended March 31, 2023 was HK$2.9 million (approximately US$0.4 million). The difference was primarily attributable to (i) increase of HK$5.1 million (approximately US$0.6 million) in inventories; and (ii) increase of HK$14.1 million (approximately US$1.8 million) in receivables; (iii) decrease of HK$10 million (approximately US$1.3 million) in trade; (iv) decrease of HK$4.2 million (approximately US$0.5 million) in prepayments, deposits and other receivables and other payables and (v) decrease of HK$6.8 million (approximately US$0.9 million) in bank balance from clients accounts.

Investing activities

There were no investing activities in the year ended on March 31, 2024 and 2023.

Financing activities

Net cash used in financing activities for the year ended March 31, 2024 was HK$0.8 million (approximately US$0.1 million). This was mainly caused by (i) repayment of HK$0.4 million (approximately US$50,000) to a director; (ii) repayment of loan HK$0.2 million (approximately US$26,000); (iii) repayment from finance lease liabilities of HK$1 million (approximately US$0.13 million), partially offset by the advances from a director of HK$0.9 million (approximately US$0.12 million).

Net cash used in financing activities for the year ended March 31, 2023 was HK$0.1 million (approximately US$13,000). This was mainly due to (i) repayment of HK$3.5 million (approximately US$0.4 million) to a director and (ii) repayment of HK$1 million (approximately US$0.13 million) from finance lease liabilities, partially offset by the advances from a director of HK$4.4 million (approximately US$0.6 million).

Quantitative and Qualitative Disclosures about Market Risks

Concentration and credit risks

Financial instruments that potentially subject us to the credit risks consist of cash, restricted cash, receivables from broker-dealers and clearing organizations, receivables from customers and amounts due from related parties. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

We deposit the cash with reputable banks located in Hong Kong. As of March 31, 2024, HK$64.5 million (approximately US$8.2 million) were deposited with these banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$500,000 (approximately US$64,000) for each depositor at one bank, whilst the balances maintained by us may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. We have not experienced any losses in these bank accounts and management believes that we are not exposed to any significant credit risk on cash.

For the credit risk related to receivables from broker-dealers and clearing organizations and receivables from customers, we perform regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. We also assess historical collection trends, aging of receivables, securities we hold on hand of these counterparts. Saved as receivables from customers related to brokerage transactions of which under the contracts entered into between us and our customers, we are entitled to liquidate the security positions we hold on behalf of the particular customers in order to cover the receivable balances in case of default, we generally hold no collateral or security against other receivables. We consider that we have adequate controls over these receivables in order to minimize the related credit risk. For the years ended March 31, 2024 and 2023, no allowance for doubtful accounts were recorded.

For the years ended March 31, 2024 and 2023, all of our assets were located in Hong Kong. At the same time, we consider that it is exposed to the following concentrations of risk:

(a)     Major customers

For the years ended March 31, 2024, and 2023, the customers who accounted for 10% or more of our revenues and their respective outstanding balances at year end dates, are presented as follows:

	Year ended March 31, 2024
	Revenue	Revenue	Percentage of revenue
	(HK$’000)	(US$’000)
Customer
Customer A from trading of timepiece segment	13,288	1,698	40.45%
Total	13,288	1,698	40.45%

	Year ended March 31, 2023
	Revenue	Percentage of revenue
	(HK$’000)
Customer
Customer B from consulting and advisory segment	25,500	66.54%
Customer C from trading of timepiece segment	7,096	18.52%
Total	32,596	85.06%

(b)     Major vendor

For the years ended March 31, 2024, and 2023, the was no vendor accounting for 10% or more of our revenues.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial conditions and results of operations. We are exposed to floating interest rate risk on bank deposits and customers’ overdue. Nevertheless, we consider our interest rate risk is not material and we have not used any derivatives to manage or hedge our interest risk exposure.

Off-Balance Sheet Commitments and Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Specifically, we have not entered into any financial guarantees, commitments or other arrangements to guarantee payment obligations of any parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Moreover, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Commitments and Contingencies

In the normal course of business, we are subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in our consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

As of the date of this prospectus, we did not have any loss contingencies which require to be recognized or disclosed in our consolidated financial statements.

Seasonality

The nature of our business appear to be affected by seasonal variations, i.e. increase in the number of tourists and local consumption during National Day, Christmas and Lunar New Year holidays.

Inflation

Whilst inflation has been a global issue impacting many countries around the globe, inflation in Hong Kong has not materially affected our results of operations in recent years. According to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index keeps at 2% and 1.1% for the years ended March 31, 2024 and 2023, respectively. Although we have not been affected by inflation at this point in time, we may be affected if Hong Kong and any other jurisdiction where we operate in the future experience higher rates of inflation in the future.

Significant Accounting Policies and Critical Accounting Judgments and Estimates

We prepare our consolidated financial statements in accordance with IFRSs, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, including revenue recognition, receivables from customers, receivables from broker-dealers and clearing organizations, payables to customers, payables to broker-dealers and clearing organizations and income taxes, of which the details are set out in our consolidated financial statements. You should also consider the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Allowance for doubtful accounts against receivables from customers

We review the adequacy of the allowance for doubtful accounts against receivables from customers on a regular and an ongoing basis, using historical collection trends, aging of receivables, securities it holds on hand. We also periodically evaluate individual customer’s financial condition, credit history, and current economic conditions to make adjustments in the allowance account when necessary. Account balances are charged off against the allowance account after all means of collection have been exhausted and the potential for recovery is considered remote. We continue to evaluate the reasonableness of the allowance policy and update it if necessary. For the years ended March 31, 2024 and 2023, HK$0.9 million (approximately US$0.12 million) and HK$18.7 million allowance for doubtful accounts against receivables from customers were recorded.

Valuation allowance against deferred tax assets

Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Valuation allowance is provided against deferred tax assets when we determine that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will more-likely-than-not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates we are using to manage the underlying businesses.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 3 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

INDUSTRY

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well estimates by our management based on such data. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Industry Background of Financial Services Business Segment

Hong Kong is one of the top global equity markets by market capitalization. As an international financial hub and gateway to China, the equity market in Hong Kong has experienced remarkable growth over the years. As of March 31, 2024, the equity market in Hong Kong ranked the seventh largest stock market in the world, and the fifth largest stock market in Asia, in terms of market capitalization, with a total market capitalization of approximately US$3.87 trillion. The following table sets out the market capitalization and ranking of the global top 15 stock exchanges as of March 31, 2024.

Stock exchanges	Ranking Worldwide	Ranking in Asia	Market Capitalization(7) US$ trillion
US (NYSE)	1		28.42
US (Nasdaq)	2		25.43
Europe (Euronext)	3		7.22
Japan (Japan Exchange Group)	4	1	6.66
China (Shanghai)	5	2	6.55
India	6	3	4.65
China (Shenzhen)	7	4	4.1
Hong Kong Stock Exchange	8	5	3.87
UK (LSE Group)	9		3.42
Canada (TMX Group)	10		3.21
Saudi Arabia (Tadawul)	11		2.93
Germany (Deutsche Börse)	12		2.3
Northern Europe (NASDAQ Nordic Exchange)	13		2.04
Taiwan	14	6	2.02
Korea	15	7	1.98

____________

Source: Statista.com (As of March 2024)

Major drivers propelling the development of capital market in Hong Kong

Well-established financial and legal systems with comprehensive regulatory regime.

Hong Kong has a well-established and transparent legal system. As the only common law jurisdiction in the PRC, Hong Kong has established its reputation for sophisticated capital market’s regulatory system, which is widely accepted in the world. A legal regime is established for comprehensive supervision of the securities industry, while the functioning of the Hong Kong capital market is regulated by the rules and regulations of the Stock Exchange. The SFC and the Stock Exchange ensures regular and normative operation of the Hong Kong capital market.

Free-flow capital market

Hong Kong capital market has a high level of openness to and freedom of capital flow. There is no limit on foreign investments imposed in the Hong Kong stock market. Local investors can freely participate in investment in free capital markets overseas. There is also no foreign exchange control. Such free flow of capital and barrier-free investment attracted overseas institutions and made significant contribution to the development of the Hong Kong capital market. This also allows the development of diversified financial instruments and mergers and acquisitions and financing activities to be conducted conveniently.

Expanding overseas wealth and investment globalization of PRC investors

Expanding overseas sources of wealth bolsters offshore financial assets and leads to an increasing influx into offshore stock markets including Hong Kong. In addition, as an international financial hub and offshore Renminbi center backed by mature financial and transparent legal systems, the Hong Kong capital market will continue to be benefited by the influx of capitals from the PRC. The introduction of Shanghai-Hong Kong Stock Connect program and the Shenzhen-Hong Kong Stock Connect program strengthen the Hong Kong capital market’s role as a bridge between PRC and overseas markets.

Continuous development and openness of the PRC macro-economy

According to the “HKEx monthly market highlights” published by the Stock Exchange for December 2021, the number of Mainland enterprises (including H-shares, red chips stocks and Mainland private enterprises) accounted for approximately 53.2% of total number of listed companies on the Stock Exchange, and the total market capitalization of Mainland enterprises represented approximately 78.9% of the total market capitalization as of December 31, 2021. The stable growth of the PRC macro-economy together with the investment globalization of the PRC investors are expected to continue to foster the sustainable development of Hong Kong as an attractive investment platform for capital from the PRC.

Analysis of the corporate finance activities in Hong Kong

IPO

Hong Kong is one of the leading IPO markets in the world. In 2023, there were 73 IPOs launched in Hong Kong, raising approximately HK$46.3 billion (approximately US$5.9 billion). In terms of funds raised through IPOs, Hong Kong has been among the world’s top five IPO markets in the past 10 years. Set out below was the number of IPOs and equity funds raised via IPO in the Stock Exchange from 2014 to 2023.

Number of IPOs and equity funds raised via IPO in the HK Stock Exchange
450
400
350
300
250
200
150
100
50
-
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
115
124
120
161
208
163
146
96
90
73
232.5
263.1
195.3
128.5
288.0
314.2
400.1
328.9
104.6
46.3
Number of IPO
Equity funds raised via IPO in the HK Stock Exchange

Source: Stock Exchange

The increase in the number of newly listed companies on the Stock Exchange, in particular small and medium enterprises (“SME”) has created considerable opportunities for our sponsor, underwriting and compliance advisory service business.

Listed companies in Hong Kong

The number of listed companies increased steadily over the past 10 years driven by the active IPO and primary fund-raising activities in the Stock Exchange. Set out below are the number of listed companies in the Stock Exchange from 2014 to 2023.

NUMBER OF LISTED COMPANIES IN THE HK STOCK EXCHANGE
Number of listed companies in the HK Stock Exchange
3,000
2,500
2,000
1,500
1,000
500
-
1,752
1,866
1,973
2,118
2,315
2,449
2,538
2,572
2,597
2,609
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

Source: Stock Exchange

Listed companies may engage a financial adviser or an independent financial adviser to provide financial advisory services. We provide financial advisory services to listed companies in Hong Kong. The increase in the number of listed companies in the Stock Exchange, in particular SME, has created considerable opportunities for our financial advisory and independent financial advisory service business.

Entry barriers to the corporate financial advisory service industry in Hong Kong

Regulatory requirements

Under the legal framework in Hong Kong, corporate financial advisory service providers are required to fulfill the licensing requirements imposed by the SFC and the cost for new entrants to comply with and fulfil licensing conditions and ongoing regulatory requirements is high. All corporations and individual acting as financial intermediaries must be authorized by the SFC through the licensing system that it operates. Through licensing, the SFC regulates the financial intermediaries of licensed corporations and individuals that are carrying out the regulated activities, including dealing in securities and advising on corporate finance.

Requirement to comply with the FRR

All licensed corporations are required to comply with the capital requirements as stipulated in the FRR in order to become and remain licensed by the SFC. Licensed corporations are required to have sufficient liquid assets to meet ongoing liabilities as they fall due and to periodically report their financial positions to the SFC. New entrants and existing licensed corporations may face challenges from meeting the requirements regulated by the FRR.

Fierce competition

Various licensed corporations, including international large-scale investment banks, PRC-funded securities groups, and local securities companies, are competing intensively for larger market share. New entrants need to compete with leading players or other established players in the industry who usually have years of experience, pool of talents, sound reputation, large client base and network accumulation in the market, with mature business models and operational processes.

Human capital constraint

The corporate financial service industry is labor-intensive and the requirement to employ skilled professionals as Licensed Representatives and Responsible Officers are critical for the provision of quality services. It may be costly for new entrants to comply with and fulfil licensing conditions by attracting or retaining such skilled professionals.

Industry Background of the Consulting and Advisory Services Business Segment

The consulting services industry has expanded at a fast pace in the last several years, with North America and Europe that have represented the largest regional markets worldwide. The average revenue per management consultant, for instance, reached 212,000 U.S. dollars in 2023. The dramatic growth of the industry between 2020 and 2022 has proven that companies need external consultants with strategic knowledge about business administration, business development, as well as expertise about the industry in which clients operate. This business value was demonstrated by the market size of the industry reaching more than one trillion U.S. dollars in 2022.

The consulting services industry in Hong Kong is a thriving and dynamic sector that plays a crucial role in supporting businesses across various sectors. Its status as one of the world's leading business centers has attracted most internationally renowned consulting firms to establish a presence in Hong Kong. Known for its strategic location, business-friendly environment, and strong financial sector, Hong Kong has become a significant hub for consulting services in the Asia-Pacific region.

As a renowned international business center, Hong Kong is also well‑positioned to provide consultancy services to multinational corporations and other companies in Hong Kong, mainland China and the region. Hong Kong’s pool of experienced multi‑lingual consultants, the majority of whom speak a mix of Cantonese, Putonghua and English, ensures effective communication in addition to their quality consulting services.

The majority of consulting firms in Hong Kong are local, small‑ to medium‑sized general management firms, typically set up by former consultants of the international players or former senior executives of multinational corporations. Many of the consulting firms in Hong Kong are engaged in human resources consulting services, business administration and management, overseas business consultancy, and marketing and sales.

Hong Kong’s consulting services industry continues to expand due to the city’s position as a major international financial center. This industry comprises an integrated network of institutions and markets, including over 220 banking institutions from more than 30 countries (including local representative offices of overseas banking institutions), an open insurance market with over 160 authorized insurers, and numerous investment houses. These provide an extensive client base and significant opportunities for management consulting in fields of corporate and business strategy, financial management, marketing strategy, etc.

China has emerged as one of the most attractive markets for global consulting firms over the last decade. According to the estimates of IBIS World, China’s management consulting market was valued at US$37.3 billion in 2023, up about 5.6% from 2022.

The consulting industry in Hong Kong is characterized by the presence of both global consulting firms and local boutique firms. International consulting giants such as McKinsey & Company, Bain & Company, and Boston Consulting Group have established a strong presence in the region. These firms offer a wide range of consulting services, including strategy consulting, management consulting, financial advisory, human resources consulting, and technology consulting.

Local consulting firms in Hong Kong cater to specific industries or niche markets, providing specialized expertise and tailored solutions. These boutique firms often have a deep understanding of the local business landscape, cultural nuances, and regulatory environment, enabling them to offer targeted and customized advice to clients.

Industry Challenges

Economic Volatility:

The consulting industry in Hong Kong is highly sensitive to economic fluctuations and downturns. When businesses face economic uncertainty or recessionary pressures, they often adopt cost-cutting measures that can directly impact their demand for consulting services. As a result, consulting firms operating in Hong Kong may experience a decrease in demand for their services, leading to potential challenges in maintaining revenue and profitability. During periods of economic uncertainty, businesses tend to tighten their budgets and prioritize essential expenditures. Consulting services are often considered discretionary spending, making them vulnerable to reduction or elimination from budgets. As a result, companies may opt to rely on internal resources or limit their engagement with external consultants. This decrease in demand can have a direct impact on the revenue streams of consulting firms, as they may experience a decline in the number and size of client engagements. Furthermore, economic downturns can lead to delayed decision-making processes among businesses. With concerns about market stability and financial constraints, companies may postpone strategic initiatives, mergers and acquisitions, or other projects that require consulting support. This delay in decision-making further contributes to a reduced demand for consulting services, as businesses prioritize immediate cost-saving measures over strategic consulting engagements.

Intense Competition:

The decrease in demand for consulting services during economic downturns can also result in increased competition among consulting firms. As firms seek to secure projects and maintain their client base, they may face pricing pressure from clients who are looking for cost reductions or negotiating lower fees. This pricing pressure can impact the profitability of consulting firms, as they may need to adjust their rates or margins to remain competitive in a constrained market.

Client Dependency:

Consulting firms frequently depend on a limited number of crucial clients who contribute significantly to their overall revenue. However, relying heavily on a few clients exposes the firm to risks in the event of losing a major client or experiencing a decline in their business activities. To mitigate this risk, it is essential for consulting firms to diversify their client base. Consulting firms often establish strong relationships with key clients, who may provide a substantial portion of their business. While this can be beneficial in terms of revenue stability and client loyalty, it also creates vulnerability. If a major client decides to discontinue or reduce their engagement with the consulting firm, it can have a significant negative impact on the firm's financial performance. Furthermore, if a major client experiences a decline in their own business activities, they may reduce their consulting requirements or terminate engagements altogether. This can lead to a sudden decrease in revenue for the consulting firm, potentially causing financial strain and affecting the firm's profitability.

Regulatory and Legal Compliance:

Consulting firms operating in Hong Kong face the challenge of maneuvering through intricate regulatory frameworks and ensuring compliance with local laws and regulations. Failure to meet these regulatory requirements or adapt to changes in compliance standards can have severe consequences, including legal complications, damage to reputation, and financial penalties. The consulting industry in Hong Kong operates within a regulatory environment that governs various aspects of business operations. These regulations encompass areas such as licensing, data privacy, taxation, employment, intellectual property, and more. Navigating this complex landscape requires consulting firms to have a comprehensive understanding of the relevant regulations and stay updated on any changes or updates. Non-compliance with regulatory requirements can result in legal issues. Regulatory bodies in Hong Kong have the authority to investigate and take enforcement actions against consulting firms that fail to meet the prescribed standards. These legal issues can involve fines, penalties, suspension of licenses, or even legal proceedings. The financial impact of such consequences can be significant, potentially leading to financial strain or even the closure of the consulting firm. In addition to legal implications, failure to comply with regulatory requirements can cause reputational damage. Hong Kong is a highly competitive market, and clients expect consulting firms to operate with integrity and professionalism. Any violation of regulatory standards can tarnish the firm's reputation, erode client trust, and lead to a loss of business opportunities. Rebuilding a damaged reputation can be a challenging and time-consuming process, impacting the firm's growth and future prospects.

Talent Retention and Recruitment:

The consulting industry relies heavily on the expertise and capabilities of skilled professionals. However, attracting and retaining top talent can be a formidable challenge due to fierce competition from both other consulting firms and different industries. When there is a scarcity of skilled consultants or high turnover rates, it can significantly impact the firm's ability to deliver services effectively and can also have a negative impact on its reputation. In the consulting industry, the success and quality of services provided are directly tied to the knowledge, experience, and skills of the professionals employed. These professionals are sought after by various consulting firms, creating a competitive landscape for talent acquisition. Additionally, other industries also recognize the value of consulting skills, leading to increased competition from sectors such as technology, finance, and startups. The shortage of skilled consultants or high turnover rates can result in several challenges for consulting firms. First, it can limit the firm's capacity to take on new projects or expand existing ones. With limited resources, consulting firms may struggle to meet client demands and deliver services within expected timeframes. Moreover, the departure of skilled consultants can lead to a loss of valuable expertise and client relationships. Clients often develop strong working relationships with consultants, and their departure can create uncertainty and dissatisfaction. This can have a direct impact on the firm's reputation, as clients may question the stability and continuity of services provided.

Client Confidentiality and Data Security:

Consulting firms are entrusted with handling confidential client information and proprietary data, making it imperative to prioritize the maintenance of client confidentiality and the protection of data against cybersecurity threats. A breach in client confidentiality or a data security incident can have severe consequences, including potential legal liabilities, erosion of trust, and significant damage to the firm's reputation. The consulting industry operates within an environment where clients share sensitive information, trade secrets, financial data, and other proprietary materials. Safeguarding this information is not only a contractual and ethical responsibility but also a legal obligation. Clients expect consulting firms to handle their confidential information with the utmost care and to implement robust security measures to prevent unauthorized access or data breaches. A breach in client confidentiality can lead to legal liabilities for the consulting firm. Laws and regulations governing data privacy and protection, such as the General Data Protection Regulation (GDPR) and other local data protection laws, impose strict obligations on organizations that handle personal or sensitive data. In the event of a breach, consulting firms may face legal consequences, including financial penalties, regulatory investigations, and potential lawsuits from affected clients. Additionally, a breach in client confidentiality or a data security incident can severely damage the trust between the consulting firm and its clients. Confidentiality is a cornerstone of the consulting relationship, and clients rely on the firm to maintain the security and privacy of their sensitive information. A breach can lead to a loss of trust, as clients may question the firm's ability to protect their interests and may seek alternative service providers.

Geopolitical Factors:

The business landscape in Hong Kong is susceptible to the impact of geopolitical factors, including shifts in government policies, trade disputes, and political instability. These factors have the potential to disrupt business operations, influence client demand, and introduce uncertainties within the consulting market. The dynamic nature of geopolitics can significantly affect the business environment in Hong Kong. Changes in government policies, such as alterations in regulations or trade agreements, can directly impact the operations of consulting firms. These policy shifts may require firms to adapt their strategies, revise their service offerings, or navigate new compliance requirements. The ability to stay agile and responsive to evolving policies becomes crucial in maintaining competitiveness and seizing emerging opportunities. Trade disputes between countries or regions can also exert an influence on the business environment. Tariffs, sanctions, or trade restrictions imposed during trade disputes can disrupt supply chains, impact client industries, and lead to shifts in market dynamics. Consulting firms need to closely monitor these developments and be prepared to assist clients in navigating the resulting challenges and exploring alternative business avenues. Political instability, including protests or changes in governance, can introduce uncertainties into the business landscape. Such events can create disruptions in daily operations, impact investor confidence, and potentially affect client demand. Consulting firms must be adaptable and resilient in the face of political instability, ensuring continuity of services and providing guidance to clients during times of uncertainty.

Industry Background of the Luxury Branded timepieces Business Segment

Traditionally, watch makers are responsible for the marketing and branding of luxury timepieces, which reduces the need for significant investments by our Group in advertising and promoting the watches to our end consumers. Additionally, the watch makers undertake the certification and authentication of the luxury timepieces to guarantee their condition and originality on behalf of the distributors.

Exclusive distributors and authorized resellers have secured contracts with the watch makers, granting them exclusive rights to sell their brand of luxury timepieces. The majority of these authorized resellers are retail players who operate high-end shops located in prestigious areas. These locations require substantial investments in security features and renovations. Nowadays, it is common for retail players to have an online presence as well. They offer continuous after-sales services such as customer support and basic repairs. However, due to their contractual agreements with the watch makers, these retail players are restricted to selling luxury timepieces within specific geographic regions.

Watch traders play a vital role in the value chain of the luxury timepiece market. They source and acquire fast-moving and highly sought-after luxury timepiece brands from authorized distributors, resellers, merchants, or retail players. Watch traders often enjoy bulk discounts that are not readily available to regular retail buyers. Nowadays, watch traders commonly list these luxury timepieces on e-commerce platforms and auction sites, targeting end customers in a global marketplace. They take advantage of price differentials created by volume discounts, value-added taxes, item rarity, and location premiums. Certain brands may be more popular in specific countries, for example. Watch traders significantly influence end prices and demand in the market. This is the domain where Incredible thrives at present.

Finally, end customers purchase luxury timepieces either from websites or retail shops, either for investment purposes or personal use. These watch buyers form the foundation of the pre-owned watch market, attracting pre-owned watch buyers and pawn shops, among others.

The personal luxury goods industry has made a remarkable comeback, experiencing a rapid rebound in 2021. Following a significant downturn in 2020, the personal luxury goods market grew by 29% at current exchange rates, reaching EUR 283 billion and surpassing the market size by 1% compared to 2019 levels.

After navigating through an unpredictable year, the luxury industry rebounded and experienced growth in the second and third quarters compared to 2019. According to Bain, the fourth quarter is expected to see a likely outcome of 1% growth compared to 2019, which would end the year on a positive note.

Following a remarkable 50% increase from 2019 to 2020, the online sector continues to thrive, witnessing a 27% growth from 2020 to 2021. This year, it is estimated to reach a market value of approximately EUR 62 billion. The accelerated adoption of online platforms during the COVID-19 pandemic played a significant role in this growth, attracting new customers to the digital space. Brand-controlled websites now constitute 40% of the online segment, a notable rise from 30% in 2019. In 2021, the combined efforts of online platforms and monobrand stores were pivotal in the industry's recovery and are expected to spearhead growth in the medium term.

In 2023, the size of the luxury timepiece market worldwide reached a valuation of US$48.10 billion. It is expected to experience growth from US$53.59 billion in 2024 to US$134.53 billion by 2032, showcasing a compound annual growth rate (CAGR) of 12.17% throughout the forecast period.

A luxury timepiece is a distinguished timepiece known for its exceptional craftsmanship, personalized features, and premium materials. These watches serve as both functional timekeeping devices and symbols of prestige, superior artistry, and fashion. On a broader scale, the growing trend of pre-owned luxury items will generate fresh consumer enthusiasm for luxury timepieces in various countries in the forthcoming years.

The growth of the international market is propelled by prominent industry leaders such as Rolex, The Swatch Group, and Patek Philippe, who offer a wide range of sizes, patterns, colors, and designs. These industry participants incorporate new technologies and innovations into their manufacturing processes to present these aspects to consumers.

The global supply chain experienced disruptions caused by the COVID-19 pandemic, resulting in reduced production and distribution across various sectors, including the luxury timepieces industry. Factory closures, movement restrictions, and logistical challenges led to delays and shortages in the availability of watches. Additionally, lockdown measures and restrictions on non-essential businesses resulted in the temporary closure of numerous physical retail stores, including outlets and boutiques. This had a detrimental impact on luxury timepiece sales and the overall consumer experience.

The global Luxury Watches market is poised to achieve remarkable success, with revenue projected to reach an impressive US$49.80 billion in 2024. This growth is expected to continue steadily, with an anticipated annual growth rate of 2.25% (CAGR 2024-2028).

Among all countries, China emerges as a standout player in the luxury timepieces market, generating the highest revenue of US$11,120 million in 2024. The sheer scale of this market presence underscores China's significant influence in the industry. This growth is primarily driven by the impressive momentum in China, where the market size has doubled since 2019. Additionally, there has been solid growth in the US, where a new luxury landscape is rapidly emerging, with secondary cities and suburban areas gaining increased importance. The Americas have now become the largest global market for luxury, accounting for EUR 89 billion or 31% of the global market, while China represents EUR 60 billion or 21%. The Middle East, particularly Dubai and Saudi Arabia, has also shown strong growth and is considered a bright spot in the industry.

When considering the total population, per person revenues are estimated to reach US$6.43 in 2024, highlighting the widespread appeal and accessibility of luxury timepieces.

It is crucial to recognize that the luxury timepieces market is not only lucrative but also carries substantial financial implications. The industry's profitability and economic impact make it an essential segment to watch closely.

Industry Challenges

Trading luxury timepieces carries certain risk factors that should be considered. Here are some key risk factors associated with the trading of luxury timepieces:

Counterfeit Watches:

The luxury timepiece market is plagued by counterfeit products, which can be difficult to identify, especially for inexperienced buyers. Counterfeit watches not only harm the reputation of luxury brands but also pose financial risks to traders who unknowingly purchase and sell counterfeit goods.

Authentication Challenges:

Authenticating luxury timepieces can be a complex and time-consuming process. Traders need to have extensive knowledge of the specific brand, model, materials, and craftsmanship to accurately assess the authenticity of a watch. Failure to authenticate a watch correctly can result in financial losses and damage to the trader's reputation.

Market Volatility:

The luxury timepiece market can be subject to fluctuations in demand, trends, and consumer preferences. Changes in the economy, geopolitical events, and shifts in consumer behavior can impact the market's stability. Traders may face challenges in accurately predicting market trends and adjusting their inventory accordingly, which can lead to inventory stagnation or missed opportunities.

Price Volatility:

The prices of luxury watches can be subject to significant fluctuations, especially for limited-edition or highly sought-after models. Factors such as scarcity, brand reputation, market demand, and condition influence the price of luxury timepieces. Traders need to carefully monitor pricing trends and market conditions to avoid overpaying for inventory or selling at lower-than-optimal prices.

Regulatory Compliance:

The trading of luxury timepieces may be subject to various regulations, including import/export laws, customs duties, and intellectual property rights. Traders need to ensure compliance with relevant legal requirements, which can vary depending on the jurisdictions involved. Non-compliance can result in legal consequences, fines, and damage to the trader's reputation.

Market Saturation:

The luxury timepiece market is highly competitive, with numerous traders vying for customers' attention. The presence of established retailers, authorized resellers, and online platforms can make it challenging for new or smaller traders to gain market share and attract customers. Traders need to develop effective marketing strategies and differentiate themselves to stand out in a crowded marketplace.

Fluctuating Exchange Rates:

International trading of luxury timepieces involves currency exchange, which exposes traders to the risk of exchange rate fluctuations. Changes in exchange rates can impact the cost of purchasing inventory, profit margins, and overall profitability. Traders may need to employ risk management strategies to mitigate the potential adverse effects of currency fluctuations.

After-Sales Services:

Luxury timepieces often come with warranties and require after-sales services, such as repairs, maintenance, and customer support. Traders need to ensure they have reliable channels for providing these services or establish partnerships with authorized service centers. Inadequate after-sales support can harm customer satisfaction and negatively impact the trader's reputation.

Online Fraud and Security Risks:

With the increasing prevalence of online trading, traders face the risk of online fraud, data breaches, and cybersecurity threats. Protecting customer data, securing online transactions, and implementing robust security measures are crucial to safeguarding the trader's and customers' information.

BUSINESS

OVERVIEW

We, through our operating subsidiaries, are a Hong Kong-based financial services provider principally engaged in the provision of (i) placing and underwriting services; (ii) securities dealing and brokerage services; and (iii) asset management services. Our business is carried out through our wholly owned Operating Subsidiaries: (a) Bluemount Securities, which is licensed to conduct Type 1 (dealing in securities) and Type 4 (advising on securities) regulated activities under the SFO in Hong Kong, and (ii) Bluemount Asset Management, which is licensed to conduct Type 9 (asset management) regulated activities under the SFO in Hong Kong. Bluemount Securities is the Stock Exchange Participant and holds one Stock Exchange Trading Right. Bluemount Securities is a participant of the HKSCC.

The table below sets forth the licenses obtained by our Operating Subsidiaries under the jurisdiction of Hong Kong.

License type and trading right	Entity name
HKSFC Type 1 License — Dealing in securities	Bluemount Securities
HKSFC Type 4 License — Advising on securities	Bluemount Securities
HKSFC Type 9 License — Asset management	Bluemount Asset Management
Stock Exchange Participants (Participant ID: 02054)	Bluemount Securities
HKSCC Participants (Participant ID: B02054)	Bluemount Securities

The service offerings of the Operating Subsidiaries mainly comprise the following:

•        Underwriting and Placing Services:    acting as (i) book runner, lead manager, or underwriter of listing applicants in IPOs or other fundraising activities; and (ii) placing agent of listed companies in connection with their issuance or sale of securities, in return for underwriting and/or placing commission. We also charge investors a brokerage commission when they subscribe for or acquire securities in respect of offerings of listed issuers who engaged us to provide placing and underwriting services in respect of the relevant securities. Our revenue derived from our placing and underwriting services accounted for 0% and 1.32% of our total revenue for the years ended March 31, 2024 and 2023, respectively.

•        Securities Dealing and Brokerage Services:    providing securities dealing and brokerage services for trading in securities on the Hong Kong Stock Exchange and in other overseas markets. We act as an intermediary between buyers and sellers of securities listed on the Main Board and GEM of the Hong Kong Stock Exchange and facilitate our clients’ trading of securities listed on selected overseas stock exchanges, including the United States, in return for brokerage commission income. Ancillary to our securities brokerage and dealing services, we provide nominee services, custodian services, scrip handling services and handling services for corporate actions to our brokerage clients. At the same time, we also facilitate the subscriptions to IPOs and secondary placings, either conducted by Hong Kong issuers who engage our placing and underwriting services or conducted by other financial services providers in Hong Kong. For the years ended March 31, 2024 and 2023, respectively, 0.14% and 0.01% of our total revenue was derived from securities dealing and brokerage services.

•        Asset Management Services:    offering discretionary account management and fund management services that cater to different investment objectives of our clients, through Bluemount Asset Management. Our asset management services accounted for 2.33 % and 1.83% of our total revenue for the years ended March 31, 2024 and 2023, respectively.

Our revenues were HK$32.8 million (approximately US$4.2 million) and HK$38.3 million for the years ended March 31, 2024 and 2023, respectively. We recorded net profit of HK$9.2 million (approximately US$1.2 million) and HK$0.9 million for the years ended March 31, 2024 and 2023, respectively. We plan to keep our business growing by strengthening our securities brokerage, underwriting and placement services and develop our asset management business and margin financing services. Our diversified business portfolio allows us to create synergies between our business lines, generate new business opportunities for each business segment and provide integrated financial services to clients. For further details of our services, please refer to the paragraph headed “Business — Our Services and Revenue Model.”

Further, Bluemount Capital, a wholly-owned subsidiary, is involved in offering consulting and advisory services. We provide comprehensive consulting and advisory services on business development strategies to our diverse clientele. The core focus of the company's offerings lies in proactively seeking and evaluating suitable transaction projects which can contribute to the growth and diversification of clients’ business. For the years ended March 31, 2024 and 2023, approximately 57.05% and 77.5% of our total revenue was derived from provision of consulting and advisory services, respectively.

In addition to our primary financial services and consulting and advisory services, we also operate a subsidiary, namely Bluemount Commodities, dedicated to the trading of luxury branded timepieces, where we source, buy, and sell of prestigious timepieces. We act as a crucial intermediary between watch suppliers and watch customers. Bluemount Commodities is actively involved in the trading of brand-new luxury branded timepieces. Our business model revolves around sourcing these watches from individuals or corporate entities and subsequently reselling them to consumers in Hong Kong. We specialize in procuring high-quality timepieces and offering them to the discerning market of luxury timepiece enthusiasts in the region. Bluemount Commodities serves as a reliable intermediary, ensuring that these sought-after watches reach the hands of eager consumers in Hong Kong. For the years ended March 31, 2024 and 2023, approximately 40.45% and 19.27% of our total revenue was derived from trading of luxury timepieces, respectively.

As we continue to expand our luxury timepiece trading endeavors, we remain resolute in our dedication to maintaining the same level of excellence and integrity that defines our primary financial services. The dual facets of our business complement one another, providing us with insights that enrich our understanding of both financial markets and the luxury sector.

Introduction of Stock Trading Industry in Hong Kong

The Hong Kong stock trading industry is a crucial part of the city's financial sector and serves as a global financial hub. The Hong Kong Stock Exchange (HKEx) is the primary platform for stock trading, facilitating the buying and selling of stocks, bonds, and other financial instruments. It attracts international investors and offers a diverse range of investment opportunities from local and international companies.

The Hong Kong stock market acts as a gateway for investors aiming to tap into the vibrant economies of Hong Kong, China, and the Asia-Pacific region. Many Chinese companies choose to list on the Hong Kong stock market to access international capital and expand their investor base.

Regulation and oversight in the industry are robust, ensuring fair and transparent trading practices. The Securities and Futures Commission (SFC) regulates the securities and futures markets, overseeing market participants and enforcing securities laws.

Investors can trade through licensed brokerage firms, which provide access to trading platforms, research, and advisory services. The industry operates on an efficient and technologically advanced infrastructure, enabling fast and secure trading execution. Various order types are available, allowing investors to implement different trading strategies.

Overall, the Hong Kong stock trading industry offers a vibrant marketplace for investors, providing opportunities to participate in the growth of local and international companies. Its strategic location, strong regulatory framework, and advanced market infrastructure have established it as a prominent global financial center.

Competitive Strengths

A proven and experienced management team consisting of industry veterans

We have a team of experienced and competent professionals consisting of industry veterans in Hong Kong’s financial services industry with substantial expertise and experience in formulating business strategies, monitoring and supervising compliance matters, overseeing financial condition and performance, and managing, executing and supervising our operations with an aim to provide services to our clients in a reliable, efficient and professional manner. Mr. Li Kwok Tung, who is also the Responsible Officer and the member of the senior management of our Operating Subsidiaries, has over 20 years of experience in the financial services industry, including but not limited to securities and future market.

Leveraging on our industry veteran’s experience and networks in the financial industry, we believe that we are able to respond promptly and appropriately to the ever-changing market conditions and environment as well as continue to expand our client base. Further, we have an experienced team of licensed representatives who are responsible for carrying out our regulated activities, together with our professional staff who carry out requisite business functions (including compliance, risk management, finance, accounting, and settlement). Together with our senior management team, our staff enables us to implement our business strategies, provide quality services to our clients, manage our compliance and risks, identify and capture business opportunities, maintain relationships with existing clients, and procure prospective clients.

Established and strong relationship with our clients and stable client base

We benefit from our extensive business networks and stable client relationship which have over the years assisted us in gaining market exposure and brand recognition in Hong Kong. Through our networks and contacts, we have established a solid and stable client base which we believe will continue to grow.

We believe that the growth of our client base is not materially attributable to the use of price competition measures or the undertaking of aggressive advertising or marketing campaigns, but through fostering and maintaining relationships with our client network, which are developed through the provision of reliable and personalized services by our experienced staff dealers, and management over the years, building our brand’s reputation and understanding our clients’ needs and requirements. We believe that, through maintaining good relationships with our existing clients, client referrals through the word-of-mouth of our clients who were satisfied with our services are critical to our continuous growth.

We believe that over the years, Bluemount brand has become a recognized brand within the securities industry in Hong Kong and this is largely attributable to a number of factors including, but not limited to, (i) our ability to provide personalized services through our understanding of our clients’ needs in the constantly evolving financial landscape; (ii) the reasonableness and competitiveness of fees and commissions that we charge for our services; and (iii) the reliability of our operating systems and qualified staff capable of satisfying our clients’ needs. We believe that these attributes will continue to assist us in growing our client base.

Diversified Service Offerings under our Consulting and Advisory Business Segment

Our reportable segments offer a diversified portfolio of practices providing services across Hong Kong. Our management team believes that our range of practices and services, the diversity of our revenue streams, our specialized industry and financial expertise and our reach distinguish us from our competitors. This diversity helps to mitigate the impact of economic cycles, crises, events and changes in a particular practice or industry in Hong Kong.

Demand for Integrated Solutions and a Consultative Approach under our Consulting and Advisory Business Segment

Our breadth and depth of practice and service offerings combined with our deep industry and financial expertise drive demand from clients that seek our unique cross-segment and client solutions when they are facing their most significant challenges and opportunities: event-driven occurrences, reputational issues, antitrust issues, liquidity issues, investigations, and transactions.

Broad variety of international brands to target different customers and provide one-stop services to customers under our Commodity Trading Business Segment

The Group sells a variety of unused luxury branded timepieces of over 5 brands of timepieces products covering most of the popular brands with selling prices ranging from a few thousands to a few hundred thousand U.S. dollars. The Group’s brand image is also built from the sales of its luxurious featured products. The products offered by the Group also include limited edition products and products that are not readily obtainable from the boutiques or retail shops of the international fashion houses. The diversity of brands and products and the broad price range of timepieces on offer appeal to a wide spectrum of customers of varying income levels and ages and enable the Group to provide one-stop services to its customers for purchasing luxury branded timepieces at its retail shops.

Synergies among our different lines of services which generate diversified and stable sources of revenue

We believe that the complementary nature of our different lines of business creates synergy and enables us to generate a diversified and stable source of income. We can leverage on our existing pool of securities trading clients when acting as book-runner, lead manager, underwriter or placing agent in placing and underwriting engagements in that our securities trading services act as a channel for procuring suitable investors to subscribe for securities offered under placing and underwriting projects undertaken by us. With the growth of our placing and underwriting business, we believe that there will be growing demand for our securities trading services from clients who would like to benefit from trading opportunities gained through access to allocations granted to us (for subscriptions and acquisitions of securities) under placing and underwriting projects undertaken by us.

Our asset management services provide professional insights and investment advice for our clients to allocate their asset portfolios and diversify their investment risk. Each of our high-net-worth clients is served by our experienced and professional account manager who is able to readily render personalized service, and we are ready to provide support when needed. We are committed to providing progressive, pragmatic, and quality asset management plans with regular analyses of market trends, along with flexible wealth management solutions to help clients to broaden their investment horizons. Our asset management services further enhance the growth of our securities brokerage and financing services, especially amongst the high-net-worth clients, which allow us to create cross-selling opportunities, optimize client service coverage and grow a group of a loyal high-net-worth client base to achieve business growth.

Growth Strategies

Strengthening our placing and underwriting services

Our placing and underwriting business is our core competence. We intend to further our market position to capitalize on opportunities arising from sustainable growth in the Hong Kong capital market by (i) extending our industry networks; (ii) exploring business opportunities, in particular, to take up more significant values or to participate in a more significant manner (in terms of underwriting and placing amounts) in respect of project engagements; and (iii) expanding our placing and underwriting team through the recruitment of additional staff, including Responsible Officer of directors grade with extensive securities and equity capital markets experience and network and staff dealers, respectively, with equity capital market and finance experience.

Enhancing and developing our asset management business

We aim to develop our asset management business by diversifying the types of asset management schemes to satisfy the needs of different clients. We plan to enhance our research capabilities to better serve our asset management team, high-net-worth individual clients and institutional investors by continuously recruiting qualified research analysts to support the investment decision-making and investment management processes of the asset management team. We will expand the breadth and depth of research of listed companies in relevant key areas, to provide quality research reports to our operation team and client, ultimately increasing investment return and the AUM of Bluemount Investment Fund SPC and discretionary accounts under management. We believe that by achieving strong returns for our clients, we can attract more AUM from our existing or potential clients. We also anticipate that growth in our asset management services will lead to organic growth in our securities broking services. We envision, with the proper development of our asset management business, we will gradually achieve a sound growth of the total size of the assets under our management, generating more asset management fees and performance-based incentive income, so as to broaden our revenue base in the long run.

Leverage Our Practitioners’ and Businesses’ Expertise, Geographic Reach, Diverse Service Offerings and Client Relationships under our Consulting and Advisory Business Segment

We work hard to maintain and strengthen our core practices and competencies. We believe that our recognized expertise, diverse service offerings and client relationships, coupled with our successful track record of serving as a trusted advisor for our clients when they are facing their greatest challenges and opportunities, are the most critical elements in a decision to retain us. Many of our professionals are recognized experts in their respective fields.

Continue to Expand the Product Categories, Brands and Number of SKUs Available for our Commodity Trading Business Segment

We plan to further expand the range and number of products available for purchase for our commodity trading business, as we believe this will help attract more buyers and sellers. In our B2C Merchandise Business, we plan to establish relationships with additional suppliers, particularly in additional countries in Europe, the United States and Japan, and enhance relationships with existing suppliers in order to increase our product range. A key element of our strategy is to continue to expand the range of products and number of stock keeping units (“SKU”) available through our marketplaces, which we believe will provide us with a sourcing “long tail” (being the ability to sell a large number of unique items with relatively small quantities sold of each) to complement our B2C Merchandise Business by allowing us to increase the number of SKUs available without the need to take on additional inventory. We plan to market to additional third-party sellers to offer more product categories, brands and SKUs in our marketplaces while maintaining our standards for trust and customer service.

Financial Services Business Segment

We, through our Operating Subsidiaries, are a financial services provider in Hong Kong engaging in the provision of (i) placing and underwriting services; (ii) securities brokerage and dealing services; and (iii) asset management services.

Placing and Underwriting Services

Through Bluemount Securities, which is licensed under the SFO to carry on Type 1 (dealing in securities) regulated activity as defined under the SFO, we participate in different kinds of fund-raising exercises for companies listed on the Hong Kong Stock Exchange by acting as the joint-bookrunner, lead manager, co-lead manager, underwriter, sub-underwriter, sub-agent, placing agent or sub-placing agent. Those fund-raising exercises included placing and IPO of shares of newly-listed companies, placing of new shares of listed companies under general mandate or specific mandate, top-up placement of shares of listed companies, issue of new shares of listed companies by way of rights issue or open offer and unlisted debt securities by listed companies. In addition to acting for listed companies on the Stock Exchange, we were engaged as placing agents for listed companies to place bulk volume of securities in the secondary market. During the course of providing the placing and underwriting services, we may engage sub-placing agents or sub-underwriters, to form placing and/or underwriting syndicates. We aim to leverage on these parties’ distribution capabilities for the completion of the placing and underwriting exercise, to share the risks of undersubscriptions, and/or to lessen the extent of depletion of our liquid capital.

For the underwriting exercise, we generally underwrite IPOs on a fully underwritten basis, by which we are obliged to take up or procure the applications of any unsubscribed shares offered by the issuer in the IPO up to our maximum underwriting commitment, as agreed with the lead bookrunner or manager and the issuer in the relevant underwriting agreement, in the event of any under-subscription of shares in the relevant share offer. For placing exercises, we usually agree with the contracting party to place a number of securities on an agreed price on a best-effort basis within a period of time. We charge a commission for acting as a placing agent, a sub-placing agent or a sub-agent in a fund-raising exercise based on the aggregate placing price of the number of securities successfully placed by us to our placees or sub-agents. The placing commission rates are subject to negotiation on a case-by-case basis with the listing applicants or listed issuer and is generally determined with reference to, among other matters, the type of securities offered, fundraising size, market condition and prevailing market rate.

For acting as a bookrunner, a lead manager, a co-lead manager, a co-manager, an underwriter or a sub-underwriter in a fund raising exercise, our commission is based on our underwriting commitment and the aggregate offer price of the number of securities underwritten by us. The underwriting commissions are typically either a pre-determined fixed fee or a fixed percentage of the aggregate offer price of the number of securities underwritten by us. Depending on our role under various fund raising exercises, we collect commission either from the listed companies, the shareholders of the listed companies or our immediate distributors of the fund raising exercises. We also charge investors a brokerage commission when they subscribe for or acquire securities in respect of offerings of listed issuers who engaged us to provide placing and underwriting services in respect of the relevant securities.

We completed 0 and 1 placing and underwriting exercise for the financial years ended March 31, 2024 and 2023, respectively. Subsequent to March 31, 2024, and up to the date of the prospectus, we were not engaged in any engagement as underwriter/sub-underwriter/placing agents/sub-placing agent. For years ended March 31, 2024 and 2023, fee and commission income from our placing underwriting service amounted to approximately HK$nil  (US$nil) , and HK$0.5 million, respectively, representing approximately 0% and 1.32% of our total revenue for the respective years. For the years ended March 31, 2024 and 2023, none of the underwriting projects in which we participated was undersubscribed, and therefore we were not required to take up any unsubscribed offer shares.

Commissions and Fees

The placing and underwriting commission, which may be a fixed fee or a fee charged as a percentage of the fundraising size, is determined on a case-by-case basis after arm’s length negotiations with each client and/or among the members of the underwriting syndicate, based on various factors including but not limited to, the proposed fund raising size, proposed pricing and valuation of the offering, prevailing market conditions and sentiments, target types and geographical locations of investors, perceived market response to and demand for the offering, the expected amount of time and resources required for performing our roles and duties in the book building process, the business and financial performance of the relevant listing applicant or listed issuers, number of underwriters and/or placing agents involved and number of shares to be placed or underwritten by us. Therefore, the commission rates for our placing and underwriting projects may vary to a wide extent. The placing and underwriting commission receivable by us ranged from 1% to 2% of the fund-raising size and/or the aggregate offer price of the number of securities placed and/or underwritten by us, which we consider was in line with the market rates and market practice.

Operational Procedures

Deal origination:    our underwriting projects generally originate from networks of our management, referrals from professional parties or existing clients. We discuss with the clients about fund raising proposals including alternatives of fund raising methods, proposed fund-raising size, terms and structure, pricing basis, target investors, use of proceeds, and timetable. We will also perform preliminary due diligence on the clients before we accept the engagement.

Engagement:    the pre-engagement KYC checklist detailing the findings from the due diligence will be reviewed and approved by our management committee. The approval process takes into consideration a number of aspects concerning the project including the deal size, tentative timetable, estimated income attributable to us, commission rate, underwriting commitment, our risk exposure, financial resources requirement and benefits under the engagement. If approval for engagement is granted, we will, in conjunction with the underwriters’ legal advisers, review and comment on the underwriting agreement, which will typically be signed on or before the date of the prospectus (in the case of public offer underwriting agreement) and on or about the date of price determination (in the case of placing underwriting agreement).

Deal execution:    in execution of the projects, we will mainly perform the following tasks: (i) forming the underwriting syndicate and liaising and coordinating with each syndicate member; (ii) arranging the marketing and book-building process; (iii) monitoring the FRR compliance and any market, credit and liquidity risks on an ongoing basis; (iv) reviewing and executing underwriting documentation; (v) enquiring the independence of the relevant investors; (vi) monitoring despatch of the prospectus, refund cheques and share certificates; and (vii) monitoring the project.

Completion:    we are responsible for monitoring the settlement of all underwriting transactions and retaining all of our internal records and files in accordance with our internal control policy and the relevant laws and regulations. Debit notes for our commissions will be issued to our clients in accordance with the payment terms set out in the engagement letter or the underwriting agreement.

Securities Brokerage and Dealing Services

We provide our securities brokerage, dealing and trading services through Bluemount Securities, which is licensed under the SFO to carry on Type 1 (dealing in securities) regulated activity as defined under the SFO. As of March 31, 2024, the securities trading service is comprised of a team of 2 staff dealers (1 of which are also the Responsible Officers of Bluemount Securities), all of whom were licensed under the SFO. For the years ended March 31, 2024 and 2023, brokerage commission and other related ancillary services fees income generated from our securities brokerage and dealing business was approximately HK$54,000 (approximately US$7,000) and HK$29,000, respectively, respectively, representing approximately 0.14% and 0.01% of our total revenue for the respective years.

Bluemount Securities offers securities trading services, including dealing and brokerage services for trading of securities on the Hong Kong Stock Exchange and on other overseas exchanges. We, through Bluemount Securities, also facilitate subscriptions to IPOs and secondary placings, either conducted by Hong Kong issuers who engage our placing and underwriting services or conducted by other financial services providers in Hong Kong, such as investment banks and other securities brokerage firms. We also provide ancillary services related to the securities brokerage and dealing services, including the provision of nominee services (to assist clients with the collection of share certificates or dividends), custodian services, scrip handling services and handling services for corporate actions.

Bluemount Securities is a Stock Exchange Participant with requisite trading rights which allow us to execute trades, as an intermediary, of securities listed on the Hong Kong Stock Exchange. In order to facilitate the trading by our clients of securities listed on U.S. stock exchanges, we have also established arrangements with various external brokers in the U.S. who possess requisite trading rights with the U.S. stock exchanges which enable our Operating Subsidiaries to arrange relevant trades through them. Our Operating Subsidiaries maintain securities trading accounts with such external brokers and are required to pay brokerage commissions and fees to them for orders we placed with them on behalf of our clients. We do not conduct actual brokerage activities in the U.S. stock exchanges.

Trading Accounts

Our clients must maintain a securities trading account with our Operating Subsidiaries before they may place any securities trading orders with us. After opening a securities trading account, our client may place trading orders (i) by phone; (ii) onsite at our office premises by submitting an order ticket; or (iii) through an online trading platform, which can be accessed by mobile device application.

The securities trading account holders are provided with their own usernames and passwords to log into our online trading platform for carrying out trading activities. Other than placing securities trading orders, our online trading platform also allows our customers to trace the transaction status and account balances on a real-time basis and review their transaction histories for the past twelve months. For those trading orders placed by phone, all relevant phone communications with our customers are recorded by our telephone recording system as our internal control measures.

Types of Account

As of March 31, 2024 and 2023, we had a total of 1,724 and 1,710 trading accounts comprising 1,666 and 652 trading accounts of retail clients (including individual and joint accounts) and 58 and 58 trading accounts of institutional and corporate clients.

All trade orders placed by our clients are managed by our staff dealers. Our staff dealers are full-time employees of Bluemount Securities and are entitled to a fixed monthly salary, statutory employee benefit, and certain staff dealers are also entitled to a portion of the brokerage commission generated from trades in Referred Accounts of clients referred by them, in addition to the fixed monthly salary and benefit.

External Brokers

As we are a licensed corporation in Hong Kong with integration into the trading systems of the Hong Kong Stock Exchange and the CCASS clearing system, we manage the processing of the securities transactions independently for securities listed on the Hong Kong Stock Exchange. For securities trading on overseas stock exchanges in which we do not have any trading right, we would have entered arrangements with various overseas brokerage firms, who have requisite trading rights and/or being a trading participant of overseas stock exchanges. Currently, we enable our clients who have made appropriate applications to us to trade securities listed on U.S. exchanges. For clients trading securities listed on U.S. exchanges, they are generally conducted on our online trading platform which connects to an external broker for execution.

At the date of the prospectus, we have engaged Phillip Securities (HK) Ltd. (“Phillip Securities”), a securities broker-dealer in the HK, as the external broker for the U.S. exchanges. We maintain securities trading accounts with Phillip Securities and have entered into standard brokerage agreements with them. We are required to pay commissions and fees to the external broker at agreed rates for orders we placed with them on behalf of our clients. In turn, we charge our clients a markup on commissions and fees at agreed rates on top of the amounts we are required to pay to external brokers. Phillip Securities, as the external broker, is responsible for carrying out the trades as well as safekeeping the assets in our designated accounts with them.

Brokerage Commission and Pricing Policy

We act as an intermediary between buyers and sellers of securities listed on the Main Board and GEM of the Hong Kong Stock Exchange, we charge a brokerage commission for arranging the execution and/or executing trade orders on behalf of our clients. We also charge brokerage commission in connection with dealing in securities (namely, subscriptions to IPOs and secondary placing of listed issuers) which we facilitated through our placing and underwriting services. The brokerage commission we charge our clients for an executed trade in the overseas exchanges will include the total fees charged by the overseas external brokers, together with a brokerage commission which we will charge for arranging the trade through these overseas external brokers.

Our brokerage services revenue represents commission and brokerage fee which is recognized on a trade date basis when the relevant transactions are executed. Commission income generated from the House Accounts is completely attributed to us, while the income generated from the Referred Accounts are shared between the responsible staff dealers and us. The sharing portion of commissions varies among each AE Referred Account and is determined on a case-by-case basis, taking into account factors including the clients’ transaction histories, trading volumes and frequencies, financial positions, and the prevailing commission rates.

In respect of House Accounts, the existing standard brokerage commission rate for online trading is 0.25% with a minimum charge of HK$100 (approximately US$13), whereas the existing standard brokerage commission rate for phone trading is 0.25% with a minimum charge of HK$100 (approximately US$13). We may offer, and some clients would request, for a lower commission rate. These offers are made and approved by us on a case-by-case basis, based on considerations such as (i) the brokerage commission charged by other securities brokerage firms who provide a similar quality of services as we provide and, (ii) arm’s length negotiation with our clients with reference to their background and profile (including their trading history, current and predicted volume and frequency of trades, financial credibility and the length of client relationship). For example, we may agree to offer clients who are active traders a more favorable commission rate if their trading volume reach or are expected to reach a certain prescribed amount.

In respect of Referred Accounts, we generally permit our staff dealers to negotiate with our clients in respect of the amount of brokerage commission chargeable on Referred Accounts. In respect of Referred Accounts, out of the commission rate we charge our clients for executing and/or arranging execution of trades ranged from 0.01% to 3.5% of the transaction value.

In respect of subscription to Hong Kong IPOs and secondary placing transactions procured through our placing and underwriting services, we charge our client a commission of at a flat fee of HK$50 (approximately US$6) of the subscription for the IPO in the Hong Kong Stock Exchange transaction, pursuant to Main Board Listing Rules and to the GEM Listing Rules or other applicable requirements.

For the years ended March 31, 2024 and 2023, we generated a total securities brokerage commission of approximately $28,000 and $9,000, respectively. The commission income derived from the brokerage of trades in overseas markets represents approximately 0% and 0% respectively of our total revenue for the years ended March 31, 2024 and 2023, respectively while the commission income we derived from the brokerage of trades on the Hong Kong Stock Exchange for the same period was approximately 0.07% and 0.03% of our total revenue in the respective periods. The table below sets out a geographical breakdown of the commission and brokerage income for the periods/years indicated:

		For the Years Ended March 31,
	2023		2024
	Brokerage commissions income		Brokerage commissions income
	(HK$’000)	Percentage	(HK$’000)	(US$’000)	Percentage
Hong Kong Stock Exchange	28	100%	9	1.2	100%
U.S. exchanges	-	-	-	-	-
Other exchanges	-	-	-	-	-
Total	28	100%	9	1.2	100%

Asset Management Services

We provide our asset management services through Bluemount Asset Management Limited. We manage discretionary accounts whereby we were appointed as the agent of the clients to manage portfolios on their behalf. We also manage a Cayman Islands offshore fund, Bluemount Investment Fund SPC (the “Fund”). We have set up an investment committee to: (i) set and review the basket of securities which our discretionary accounts and the Fund are eligible to buy; (ii) decide the asset allocations; (iii) approve or reject the investment proposals; and (iv) review the performance and compliance matters of our discretionary accounts and the Fund. The investment committee comprises Mr. Lim Pak Fu and Mr. Li Kwok Tung. Mr. Lim Pak Fu and Mr. Li Kwok Tung are the Responsible Officers for our Type 1, Type 4 and Type 9 regulated activities. At the date of the prospectus, Mr. Li possessed over 20 years of experience, respectively, in the financial services and asset management industry.

Discretionary Account Management Services

Bluemount Asset Management acts as the External Asset Manager (“EAM”) for our professional investors and high-net-worth individual clients, to manage their funds and investment portfolios under their discretionary accounts. The clients, upon our recommendation, will open accounts with the custodian banks (usually the private banks in Hong Kong), and place their assets in the account under their ownership. As the investment manager to manage the discretionary account of our clients, our clients give us the authority and the power of attorney to manage their investment portfolios and asset allocation on their behalf.

As of March 31, 2024 and 2023, our discretionary account management services had 0 and 0 clients, respectively, receiving our asset management services. For the years ended March 31, 2024 and 2023, we recognized nil and nil commission and referral fee income derived from the discretionary account management services, respectively.

Funds Management Services

On July 2018, Bluemount Asset Management entered into the Investment Management Agreement (the “IMA”) with the Fund, for and on behalf of Bluemount Investment Fund SP. The Fund was incorporated as a segregated portfolio company under the law of the Cayman Islands with the principal objective to carry on business as a mutual fund company, registered with Cayman Islands Monetary Authority (“CIMA”). Bluemount Investment Fund SP is a segregated portfolio of the Fund.

Pursuant to the IMA, the Fund for and on behalf of Bluemount Investment Fund SP has appointed Bluemount Asset Management to provide Bluemount Investment Fund SP with investment management services to invest and re-invest the assets of the Fund held for the account of Bluemount Investment Fund SP and to be responsible for the day-to-day investment activities of the Fund and in order to achieve the investment objectives of the Fund, in accordance with the investment strategies and restrictions as described in the Fund’s private offering memorandum.

Details of Bluemount Investment Fund SP are set out below:

Fund name:	Bluemount Investment Fund SPC
Segregated portfolio:	Bluemount Investment Fund SP
Place of incorporation:	Cayman Islands
Fund type:	Open-ended, multi-class
Investment objective:	To achieve capital appreciation and maximize total returns by investing in a wide range of financial instruments in a diversified portfolio with minimal associated risks.
Investment strategy:

To invest in a portfolio consisting primarily of equities, fixed-income securities, futures and options contracts, and other securities of companies in promising industries with excellent management, business model, products, and sound financials for long-term sustainable growth.

Each company must go through stringent due diligence, research and analysis, including site visits, management meetings, industry research and financial analysis.

By adopting a primarily long-short strategy with trend following, statistical arbitrage and intra-day momentum, mixed with other types of event-driven tactics and allocation, the segregated portfolio will primarily invest in Greater China and the U.S. markets, but may also invest in other markets where opportunities can be identified.

Target investors:	Professional investors only, in particular, high net-worth individual and corporate investors geographically based in Hong Kong and Mainland China.
Launch date:	July 2018
Investment manager:	Bluemount Asset Management Limited.
Management fee:	One-fourth of 2% per quarter of the net asset value of each series of Class A shares as at the last valuation day in each quarter.
Calculated on the basis of the net asset value of Bluemount Investment Fund SP and Bluemount Investment Fund SP as at each valuation day, which shall accrue quarterly and payable annually in arrears.
Performance fee:	Thirty per cent of the appreciation in the net asset value of the series during the performance period above the high watch mark.
Calculated on the appreciation in the net asset value of Class A Shares of Bluemount Investment Fund SP over the high-water mark in respect of each performance period.

The investment committee of Bluemount Asset Management oversees the investment management strategies and key investment policies in managing the investment portfolios of the fund and discretionary accounts. The investment committee is also responsible for ensuring that client assets are well managed within appropriate risk boundaries and the portfolios would meet the long-term performance objectives of Bluemount Asset Management.

As of March 31, 2024 and 2023, the AUM of the Fund was approximately HK$23.9 million (approximately US$3.1 million) and HK$28 million. For the year ended March 31, 2024, we recognized management fees and performance fees income of HK$766,000 (approximately US$98,000) derived from the funds management services to the Fund.

Consulting and Advisory Business Segment

We are dedicated to helping organizations manage changes and mitigate risks. We provide comprehensive consulting and advisory services on business development strategies to our diverse clientele. The core focus of the company's offerings lies in proactively seeking and evaluating suitable transaction projects which can contribute to the growth and diversification of clients’ business. Individually, our service is staffed with experts recognized for the depth of their knowledge and a track record of making an impact. Collectively, we offer a comprehensive suite of services designed to assist clients across the business cycle, from proactive risk management to business development strategies for dynamic business environments. We work closely with our clients to help them anticipate and overcome complex business challenges and make the most of opportunities arising from factors such as the economy, financial and credit markets, governmental legislation and regulation, and litigation. We provide our clients with expert advice and solutions involving business transformation, strategy, transactions, and financial communications. Our experienced professionals are acknowledged leaders in their chosen field not only for their level of knowledge and understanding, but for their ability to structure practical workable solutions to complex issues and real-world problems. Our clients include companies, boards of directors, and as well as other parties-in-interest. For the years ended March 31, 2024 and 2023, approximately 57.05% and 77.5% of our total revenue was derived from provision of consulting and advisory services, respectively.

Generally, we provide consulting and advisory business for the following segments:

•Corporate Finance; and

•Strategic Communications.

Corporate Finance

Our Corporate Finance segment focuses on the strategic, operational, financial, transactional and capital needs of our clients. Our clients include companies, boards of directors, and as well as other parties-in-interest. We deliver a wide range of services centered around four core offerings: Business Transformation, Strategy, Transactions and Risk and Investigations.

Business Transformation: We provide independent business transformation expertise to help drive change across the enterprise, enhance performance, build sustainable growth and value and foster a culture of excellence, including but not limited to the following offerings: (i) enterprise transformation; (ii) revenue & operations; and (iii) technology transformation.

Strategy: We delivers tangible value throughout the entire strategy-to-execution journey for corporations, private equity and debt investors and mid-market companies from our industry-specialized strategy practice, including but not limited to the following offerings: (i) commercial diligence; (ii) cost transformation; (iii) merger & acquisition (“M&A”) strategy; and (iv) organization and governance.

Transactions: We provide services that help clients strategize, structure, conduct diligence, integrate, carve-out, value and communicate around business transactions, including but not limited to the following offerings: (i) diligence (financial, information technology and regulatory); (ii) merger integration; and (iii) strategic alternatives;.

Strategic Communications

Our Strategic Communications segment develops and executes communications strategies to help management teams and boards of directors manage change and mitigate risk surrounding transformational and disruptive events, including transactions, investigations, disputes, crises, regulation and legislation. We deliver a wide range of services centered around three core offerings: Corporate Reputation and Financial Communications.

Financial Communications: We design and provide communications strategies to help business leaders deliver consistent and credible narratives to raise capital, engage with investors and navigate transitional business events, including but not limited to the following offerings: (i) M&A communications; (ii) financial issues; and (iii) corporate governance.

Our Industry Specializations

We employ professionals across our segments and practices who are qualified to provide our core services plus a range of specialized consulting services and solutions that address the strategic, reputational, operational, financial, regulatory, legal and other needs of specific industries. The major industry groups that we are servicing and previously serviced include but not limited to:

•Financial Services;

•Gaming & Leisure;

•Private Equity;

•Retail & Consumer Products; and

•Media & Technology.

Commodity Trading Business Segment

Bluemount Commodities engages in trading of brand-new luxury branded timepieces by procuring from individuals or corporates and reselling them to consumers in Hong Kong. For the years ended March 31, 2024 and 2023, approximately 40.45% and 19.27% of our total revenue was derived from trading of luxury timepieces, respectively.

The practice of procuring and reselling luxury branded goods has been a feature of the consumer market in Hong Kong for many years. An example of such a trading business in Hong Kong is Milan Station Hong Kong Limited (“Milan Station”) (HKEx: 01150), a subsidiary of Milan Station Holdings Limited who is listed on the HK Stock Exchange. Milan Station procures and resells luxury handbags and accessories through several retail shops in Hong Kong.

Currently, there are about a hundred or more small businesses in Hong Kong trading luxury branded timepieces. Traders here take advantage of various factors including exempt VAT for luxury goods purchased from Europe and not having to pay rentals for retail shops at high end shopping malls, to resell to Hong Kong consumers at prices slightly lower than those offered by authorized retail dealers. In only accepting cash payments, most traders are also able to offer even lower prices compared to authorized retail dealers as these dealers need to provide higher markups due to credit card and banking payment transaction charges.

Demand for luxury branded timepieces are increasing due to the local young professionals and affluent consumers, and tourists who are able and willing to spend significant sums of money on luxury branded timepieces. While most consumers prefer to buy from authorized retail dealers, there exists a sizable target segment who is willing to buy from traders at a good discount for the same quality product.

Our business model under our commodity trading business segment is B2C Merchandise Business, through which we sell authentic new luxury goods to buyers in our offline channel. As at March 31, 2024, we source new items primarily from authorized distributors, luxury wholesalers and individuals. In our B2C Merchandise Business, we purchase new items as inventory for sale to our buyers.

luxury timepieces refer to high-end watches that are known for their exceptional craftsmanship, quality, and prestige and they include but not limited to Omega, Rolex, Audemars Piguet, and Patek Philippe.

Pricing under our Commodity Trading Business

Our goal is to make luxury goods accessible to a wide range of buyers.

Our pricing strategy is based on the market price of the commodities we trade. We monitor the market on a regular basis to determine the appropriate timing for updating our selling price. This approach allows us to align your prices with the current market conditions and fluctuations in commodity prices. By staying aware of market trends and adjusting our selling prices accordingly, we can ensure that our pricing remains competitive and reflective of the prevailing market value of the commodities we trade. This dynamic pricing strategy helps us optimize our profitability and respond to changes in supply and demand within the commodity market.

Our Customers

Financial Services Business Segment

Clients/customers of our placing and underwriting services include issuers listed on the Stock Exchange, companies seeking to be listed on the Stock Exchange and other SFO licensed corporation which act as the bookrunners, lead managers, underwriters and/or placing agents in respect of placing and/or underwriting engagements. The clients/customers of our securities dealing and brokerage services include corporate, institutional, and retail investors. The clients/customers of our asset management business are mainly professional investors and high net worth individuals based in Hong Kong and Mainland China. Our customers are typically referred to us by our managements, professional parties, licensed employees, or by existing clients. For the years ended March 31, 2024, and 2023, no customer accounted for 10% or more of our revenue under the financial services business segment.

Consulting and Advisory Business Segment

Our customers under our consulting and advisory business segment are companies, boards of directors, and as well as other parties-in-interest. We had a concentration of revenues of 39.88% and 77.5% from the top five customers, while the largest customer contributed to 9.74% and 66.54% of our total revenues for the years ended March 31, 2024 and 2023, respectively. The following table outlines the concentration of each of the top five customers comparing to our total revenues.

For the fiscal year ended March 31, 2024:

	Service provided by our Operating Subsidiaries	For the Fiscal Year Ended March 31, 2024 Concentration (%)
Largest customer		9.74%
2nd largest customer		7.61%
3rd largest customer		7.61%
4th largest customer		7.61%
5th largest customer		7.31%
Total		39.88%

For the fiscal year ended March 31, 2023:

	Service provided by our Operating Subsidiaries	For the Fiscal Year Ended March 31, 2023 Concentration (%)
Largest customer		66.54%
2nd largest customer		4.7%
3rd largest customer		3.13%
4th largest customer		3.13%
5th largest customer		-%
Total		77.5%

Commodity Trading Business Segment

Our customers under our commodity trading business segment are typically corporate customers of luxury goods. Our largest customer contributed 40.45% and 18.52% of our total revenues for the years ended March 31, 2024 and 2023, respectively. The following table outlines the concentration of each of the top five customers comparing to our total revenues.

For the fiscal year ended March 31, 2024:

	Service provided by our Operating Subsidiaries	For the Fiscal Year Ended March 31, 2024 Concentration (%)
Largest customer		40.45%
2nd largest customer		-%
3rd largest customer		-%
4th largest customer		-%
5th largest customer		-%
Total		40.45%

For the fiscal year ended March 31, 2023:

	Service provided by our Operating Subsidiaries	For the Fiscal Year Ended March 31, 2023 Concentration (%)
Largest customer		18.52%
2nd largest customer		0.76%
3rd largest customer		-%
4th largest customer		-%
5th largest customer		-%
Total		19.28%

Our Suppliers

Financial Services Business Segment

We have no major suppliers due to the nature of our business activities. We engaged various service providers to provide services necessary for our business operations, such as software vendor, overseas external brokers, internet service providers and the Stock Exchange, all of which are independent third parties. For the years ended March 31, 2024, and 2023, the was no supplier accounting for 10% or more of our cost of revenue under the financial services business segment.

Consulting and Advisory Business Segment

We have no suppliers due to the nature of our business activities. For the years ended March 31, 2024, and 2023, the was no supplier accounting for 10% or more of our cost of revenues under the consulting and advisory business segment.

Commodity Trading Business Segment

In our commodity trading business segment, we have established relationships with authorized distributors, luxury wholesalers, and individuals based in Hong Kong who serve as our suppliers. When it comes to sourcing inventory, we take into consideration two key factors: customers' preferences and market trends. Firstly, we pay close attention to the preferences of our customers. By understanding their specific needs and demands, we can tailor our inventory sourcing to align with their preferences. This customer-centric approach allows us to provide commodities that are in line with their requirements, enhancing customer satisfaction and loyalty. Secondly, we closely monitor market trends. We continuously monitor on the pulse of the market to stay informed about the latest developments, emerging opportunities, and shifts in demand for different commodities. By staying attuned to market trends, we can make informed decisions about which commodities to source and ensure that our inventory remains relevant and attractive to our target customer base. By combining these two approaches, we strive to maintain a well-rounded inventory that satisfies both customer preferences and market demands. Our goal is to offer a diverse range of commodities that meet the evolving needs of our customers while also capitalizing on market opportunities.

For the years ended March 31, 2024, and 2023, there were 2 and 1 suppliers accounting for 76.8% and 64.6% of our cost of revenues, respectively.

Sales and Marketing

Financial Services Business Segment

The staff dealers and senior management are responsible for performing sales and marketing activities of our brokerage business, asset management and placing and underwriting business, in particular, referring new clients to our Operating Subsidiaries, maintaining clients’ relationship with us, promoting our services to new and existing clients and handling clients’ enquiries.

We generally source new clients and expand our business network through the personal networks of the management as well as referrals from our existing clients through the word-of-mouth. For our placing and underwriting business, the Responsible Officers are involved in pitching and liaising with our placing and underwriting clients; and the staff dealers are responsible for sales and marketing activities, including maintaining regular communication and good relationships with clients, other business partners and professional parties involved in placing and underwriting transactions.

Consulting and Advisory Business Segment

We have built a robust customer base, and an essential driver of our customer acquisition is through referrals from our existing clients. We take great pride in the fact that our clients are so satisfied with the services we provide that they actively recommend us to others. This organic word-of-mouth promotion is a testament to the trust and value our clients place in our expertise. One of the key factors contributing to our success in acquiring new customers is the strong networking capabilities of our directors. They possess extensive professional networks that have been cultivated over the course of their careers, and they leverage these networks to benefit our business. These connections provide invaluable opportunities for us to reach new potential clients and expand our reach within the industry. Our directors actively engage in networking activities to harness the power of their connections. They participate in industry conferences, seminars, and events where they have the opportunity to meet industry professionals, thought leaders, and potential clients. Through meaningful conversations, knowledge sharing, and the exchange of contact information, they establish relationships that can lead to new business opportunities and client referrals.

In addition to our strong customer base and networking efforts, another crucial aspect of our consulting and advisory services is the extensive business and finance knowledge possessed by our staff. This knowledge is instrumental in providing valuable insights and solutions to our customers, ensuring that we deliver high-quality service and meet their specific needs. Our team consists of professionals with diverse backgrounds and expertise in various areas of business and finance. This diversity enables us to offer comprehensive and well-rounded consulting services to our clients. Whether it's strategic planning, financial analysis, market research, or risk management, our staff members possess the necessary skills and knowledge to address a wide range of business challenges. Our staff's expertise contributes to the overall credibility and reputation of our consulting and advisory services. Clients seek our assistance because they trust in our ability to analyze their unique situations, identify opportunities, and mitigate risks. The depth of our knowledge instills confidence in our clients, knowing that they are receiving guidance from professionals who possess a strong understanding of the intricacies of their specific business sectors.

Commodity Trading Business Segment

We has successfully built a strong customer base, and one of the key drivers of our customer acquisition is through referrals from our existing customers. We take great pride in the fact that our customers are so satisfied with our products and services that they actively recommend us to others. This organic word-of-mouth promotion is a testament to the high level of trust and satisfaction our customers have in our brand. One of the advantages we have is the exceptional networking skills of our management and directors. They have cultivated extensive professional networks throughout their careers, which they leverage to benefit the company. These networks provide valuable connections and opportunities for our business, enabling us to reach new potential customers and expand our reach. To harness the power of networking, our management and directors actively participate in industry events, conferences, and trade shows. These platforms serve as excellent opportunities to meet industry professionals, key stakeholders, and potential customers. By engaging in meaningful conversations, sharing industry insights, and exchanging contact information, they establish relationships that can lead to new business opportunities.

Furthermore, our company actively encourages a customer-centric approach, ensuring that we provide exceptional products to our existing customers. By consistently delivering high-quality experiences, we cultivate strong relationships and customer loyalty. This, in turn, increases the likelihood of our customers referring us to their own networks, amplifying the effects of our networking efforts.

Competition

Financial Services Business Segment

The financial services sector in Hong Kong is highly competitive due to the vast number of market players offering securities broking services, underwriting and placing service, and asset management services. For details of the competitive landscape of the financial service industry in Hong Kong and the market drivers, set out “— Industry” in this section. We have to compete effectively over competitors in terms of capital resources, pricing, client base, service coverage and quality, talents and brand recognition. Our competitors may have stronger capital resources, greater brand recognition in the market, more human resources, a wider range of services and longer operating histories than that of us. Apart from large multinational financial institutions, we also face competition from newly established local small and medium-sized financial services firms which offer similar range of services. Despite keen competition, we believe that our core competitive advantages, sound business planning and the contributions of our senior management as more particularly set out in ‘‘— Our Competitive strengths’’ and ‘‘— Our strategies’’ have allowed us to rapidly stand out as a reputable financial services provider.

Underwriting and Placing services

According to Hong Kong Stock Exchange, the placing and underwriting services market in Hong Kong is considered a consolidated and mature market dominated by few top market players who provide a wide range of investment banking services. As of December 31, 2023, 6,411 licensed corporations and 1,464 registered institutions licensed or registered to carry on Type 1 (dealing in securities) regulated activity in Hong Kong. With the increasing number of listed companies in Hong Kong, equity fund raising on the Stock Exchange, either through IPOs or in the secondary market, has been substantial. IPOs have been a main source of equity funding.

While the market is active, competition in the underwriting business in Hong Kong is intense because of the relatively large number of market players. We face keen competition in provision of underwriting services in Hong Kong. We believe that competition in this market is primarily based on quality and scope of services, market reputation, business network, pricing, human and financial resources.

We have to compete with other market players, who may have more resources, offer a wider range of services and have a longer operating history than us. Such firms may leverage on their existing relationship with other companies, expertise, financial strength and established reputation to compete in the market. As a placing and underwriting service provider, it is vital for us to maintain good relationships with our clients and investors and have a track record of fundraising supported by deep understanding of the market or industry and sufficient experience in advising on execution strategies, market timing, placing and allocation. As we continue to develop our placing and underwriting business, we intend to leverage on our loyal and expanding retail client and investor base and devote further resources (including engaging research analysts to provide reports to support our equity capital markets department) to enhance our execution capability in providing placing and underwriting services.

Securities dealing and brokerage services

In order to trade securities through the trading facilities of the Hong Kong Stock Exchange, a market participant shall, among other things, hold a trading right and be an Exchange Participant. It must also be a corporation licensed under the SFO to carry out Type 1 (dealing in securities) regulated activity.

As of December 31, 2023, there were 645 trading right holders registered in the Hong Kong Exchanges and Clearing Limited, which comprised 558 trading Exchange Participants, 74 non-trading Exchange Participants and 13 non-exchange participants. New participants may enter the industry as long as they obtain the requisite licenses and permits. The Exchange Participants are classified into three categories of participants by the Hong Kong Stock Exchange quarterly in terms of their respective share of the total market turnover. Category A for the top 14 firms, Category B for the 15th to 65th largest firms and Category C for firms ranked 66th and below:

The following chart illustrates the respective market shares of different categories of Stock Exchange Participants from 2018 to 2023.

Participants	2018	2019	2020	2021	2022	2023
	(%)	(%)	(%)	(%)	(%)	(%)
Category A	55.7	58	58.2	59	64	67.32
Category B	35.7	34	34.5	33.8	30.8	28.58
Category C	8.7	8	7.4	7.2	5.3	4.1

____________

Source: HKEx

Hong Kong’s securities dealing and brokerage market is dominated by the 14 Exchange Participants under Category A which accounted for approximately 67.32% market share in terms of turnover for 2023. The market share of Stock Exchange Participants under Category A and Category C has experienced an increase and decrease from approximately 55.7% and 8.7%, respectively, in 2018 to approximately 67.32% and 4.%, respectively, in 2023, while the market share the Exchange Participants under Category B has recorded a decrease from approximately 35.7% in 2018 to approximately 28.58% in 2023. We are a Category C Stock Exchange Participant and are currently holding 1 Stock Exchange trading right.

Asset management services

We face keen competition from different asset management firms, including 2,127 licensed corporations, 35 registered institutions and 5,312 responsible/approved officers for Type 9 (asset management) regulated activity as at the end of December 31, 2023, according to the statistics of the SFC. The number of licensed corporations licensed to carry on Type 9 (asset management) regulated activity grew by approximately 29.5% to 2,127 corporations as of December 31, 2023 from 1,643 as of December 31 2018, surpassing the number of licensed corporations licensed for all other types of regulated activity. The number of responsible/approved officers licensed to carry on Type 9 (asset management) regulated activity also grew by approximately 29.5% to 5,312 as of December 31, 2023 from 4,101 as of December 31, 2018.

Consulting and Advisory Business Segment

We compete with different companies or business segments within companies depending on the particular nature of a proposed engagement and the requested types of service(s) or the location of the client or delivery of the service(s) or product(s). Our businesses are highly competitive. Our competitors include large organizations, such as the global accounting firms and large management and financial consulting companies that offer a broad range of consulting services; investment banking firms; information technology consulting and software companies that offer niche services that are the same or similar to services or products offered by one or more of our segments and small firms and independent contractors that provide one or more specialized services.

We compete primarily on the basis of the breadth of our services, the quality of our work, the prominence of our professionals, our geographic reach, our reputation and performance record, our specific industry expertise, our ability to staff multiple significant engagements across disciplines and industries in multiple locations, and our strong client relationships. Since our businesses depend in large part on professional relationships, there are low barriers of entry for professionals, including our professionals, electing to work independently, start their own firms or change employers.

Our Corporate Finance segment primarily competes with specialty boutiques and publicly traded companies providing restructuring, bankruptcy and M&A services and, to a lesser extent, large investment banks, management consulting firms and global accounting firms. Our Strategic Communications segment competes with large public relations firms, as well as boutique M&A, crisis communications and public affairs firms.

Commodity Trading Business Segment

The competition environment in the commodity trading business is characterized by intense rivalry among market participants. It is a dynamic and fast-paced industry where companies strive to gain a competitive edge and capture market share.

Brand competition is a significant factor, with well-established watch brands enjoying a strong reputation and brand recognition that attracts a loyal customer base. Companies compete based on brand heritage, product quality, design innovation, and effective marketing strategies. Smaller or emerging brands face challenges in establishing their presence and competing with established players.

Product differentiation plays a crucial role in the competition environment. Companies aim to offer unique and distinctive timepieces that stand out in terms of design, features, materials, and craftsmanship. Differentiation can be achieved through limited editions, collaborations with renowned designers or celebrities, or the incorporation of innovative technologies. The ability to provide exclusive and sought-after watches can give a company a competitive advantage.

Pricing strategies also contribute to competition in the timepiece trading industry. Companies adopt various approaches to attract customers and gain a competitive edge. Some position themselves as luxury or high-end brands, commanding premium prices based on exclusivity, craftsmanship, and brand prestige. Others focus on affordability, providing watches at more accessible price points to target a broader customer base. Striking the right balance between perceived value, quality, and profitability is crucial in pricing competition.

Distribution channels and retail networks significantly impact the competition environment. Companies compete to secure partnerships with authorized distributors, luxury wholesalers, and retailers. A strong distribution network is essential for reaching customers and ensuring widespread availability of timepieces. The ability to secure favorable distribution agreements, expand into new markets, and establish an effective online presence can greatly influence a company's competitive position.

License and Regulations

The securities market in Hong Kong is highly regulated. The principal regulatory bodies governing our business are the SFC and the Stock Exchange. Our principal business and our responsible personnel are subject to a number of legislations and regulations and the respective rules of the SFC, the Stock Exchange and, upon the Listing, the Listing Rules. In particular, due to the licensing requirements of the SFC, Bluemount Securities and Bluemount Asset Management are required to obtain necessary licenses to conduct their business in Hong Kong and their business and responsible personnel are subject to the relevant laws and regulations and the respective rules of the HKSFC.

As of the date of this prospectus, Bluemount Securities is currently licensed under the SFO to carry on Type 1 (dealing in securities) and Type 4 (advising on securities) regulated activities in Hong Kong, and Bluemount Asset Management is currently licensed under the SFO to carry on Type 9 (asset management) regulated activities in Hong Kong. See “Regulation — Licensing Regime Under the SFO.” These licenses have no expiry date and will remain valid unless they are suspended, revoked or cancelled by the HKSFC. The Operating Subsidiaries pay standard governmental annual fees to the HKSFC and are subject to continued regulatory obligations and requirements, including the maintenance of minimum paid-up share capital and liquid capital, maintenance of segregated accounts, and submission of audited accounts and other required documents, among others. See “Regulation — Licensing Regime Under the SFO.”

For the years ended March 31, 2024 and 2023, and up to the date of this prospectus, we had obtained all requisite licenses, permits and certificates necessary to conduct our operations as set out in this prospectus and we had complied with all applicable laws, regulations, rules, codes and guidelines in Hong Kong in connection with our business and operation in all material respects.

Intellectual Property

We were the registered owner of the two domain names, http://www.bluemount.com and http://www.bluemount-commodities.com. Save except for the domain names, we do not own any other intellectual property rights.

Employees

The Operating Subsidiaries had 9 employees as of March 31, 2024. All of the employees are stationed in Hong Kong. The following table sets forth a breakdown of the number of the employees by business functions:

Function	Number of Employees
Accounting Department	1
Business Development Department	1
Customer Services Department	1
Corporate Department	1
Human Resource & Administration Department	1
Information Technology Department	1
Risk Management, Compliance and AML Department	1
Sales Department	1
Settlement Department	1
Total	9

All of the employees are employed under employment contracts which set out fully, among other things, the employees’ responsibilities, remuneration and grounds for termination of employment. The remuneration packages of our employees include salary and bonus. Generally, employee salaries are determined based on the employees’ qualification, experience, position and seniority. We assess our employee remuneration on an annual basis to determine whether any bonus or salary adjustments are required to be made.

Overall, we believe that our remuneration package is competitive in the market. We have maintained good working relationships with our employees and does not foresee any difficulties in the recruitment and retention of experienced staff. For the years ended March 31, 2024 and 2023, and up to the date of this prospectus, there was no interruption to our operations as a result of labor disputes.

Training

The Operating Subsidiaries are licensed corporations under the SFO and the majority of Operating Subsidiaries’ employees are licensed as Responsible Officers or Licensed Representatives. As such, the Operating Subsidiaries have to comply with the continuous professional training requirements. All Responsible Officers and Licensed Representatives are required to undertake sufficient number of hours of continuous professional training in order to maintain their HKSFC licenses to carry on regulated activities.

Facilities

We do not own any property. Our principal executive office is located Room 1007, 10/F, Capital Centre, 151 Gloucester Road, Wan Chai, Hong Kong, where Bluemount Capital Limited, our subsidiary, leased approximately 3,000 square feet of office space. The lease will expire on December 31, 2024. We pay a monthly rent in the amount of HK$110,000 (approximately US$14,000). We believe that we will be able to obtain adequate facilities on reasonable terms principally through leasing, to accommodate our future expansion plans.

Insurance

As per the Securities and Futures Ordinance, the Operating Subsidiaries, as the Participants of the Stock Exchange of Hong Kong Limited and carry out Type 1 regulated activities (dealing with securities), are required to take out and maintain insurance in relation to fidelity and crime risks in the manner prescribed by the Securities and Futures (Insurance) Rules. Bluemount Securities has in place the License Holders Insurance Scheme (“LHI”). The LHI does not cover professional indemnity or pure unauthorized trading where there is no intent or direct fund. The LHI, however, covers fidelity and crime risks, such as loss of client assets due to theft of employees or other fraudulent acts. The LHI has the expiring policy limit of HK$15,000,000 (approximately US$1.9 million) with an excess of HK$3,000,000 (approximately US$0.4 million) for every claim/loss.

In addition to the LHI, the Operating Subsidiaries also maintain insurance which covers Employee’s Compensation. Our subsidiaries further participate in Hong Kong government required mandatory provident fund scheme under the Mandatory Provident Fund Schemes Ordinance, and employment injury compensation insurance under the Employees’ Compensation Ordinance for their Hong Kong employees. There is no other statutorily required employee social security/benefit plan in Hong Kong. We consider our subsidiaries’ insurance coverage to be in line with that of other wealth management companies of similar size in Hong Kong. We consider that our company currently maintains adequate insurance policies.

Aside from the insurance coverage described above, we do not currently maintain nor plan to purchase directors and officers liability insurance in the future. We consider the existing insurances that we have in place are adequate for our business.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. As of the date of this prospectus, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business segments in Hong Kong.

The Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) including its subsidiary legislation, is the principal legislation regulating the securities and futures industry in Hong Kong, including the regulation of securities and futures markets and leveraged foreign exchange trading, the offering of investments to the public in Hong Kong, and intermediaries and their conduct of regulated activities. In particular, Part V of the SFO and the relevant guidelines and codes issued by the HKSFC deal with licensing and registration matter.

The SFO is administered by the HKSFC, which is the statutory regulatory body that governs the securities and futures markets and non-bank retail leveraged foreign exchange market in Hong Kong.

In addition, the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CWUMPO”) including its subsidiary legislation also provides that the HKSFC is responsible for authorizing the registration of prospectuses for offerings of shares and debentures in Hong Kong and/or granting exemptions from strict compliance with the provisions in the CWUMPO. The SFO provides that the HKSFC is also responsible for authorizing certain securities (including the relevant offering documents) that are not shares or debentures.

The Hong Kong securities market (with respect to listed instruments) is also governed by the rules and regulations introduced and administered by the Stock Exchange of Hong Kong Limited (the “SEHK”).

The HKSFC

The HKSFC is an independent statutory body which administers the SFO and is responsible for regulating the securities and the futures industry in Hong Kong. The HKSFC works to strengthen and protect the integrity and soundness of Hong Kong’s securities and futures markets for the benefit of investors and the industry.

As set out in the SFO, the HKSFC’s regulatory objectives are:

•        to maintain and promote the fairness, efficiency, competitiveness, transparency, and orderliness of the securities and futures industry;

•        to promote understanding by the public of financial services including the operation and functioning of the securities and futures industry;

•        to provide protection for members of the public investing in or holding financial products;

•        to minimize crime and misconduct in the securities and futures industry;

•        to reduce systemic risks in the securities and futures industry; and

•        to assist the Financial Secretary of Hong Kong in maintaining the financial stability of Hong Kong by taking appropriate actions in relation to the securities and futures industry.

The HKSFC has five operational divisions, which are corporate finance, enforcement, intermediaries (including licensing and intermediaries supervision), investment products, and supervision of markets. The HKSFC is also supported by the corporate affairs and legal services divisions.

Below are some of the participants in the securities market that the HKSFC regulates in achieving the regulatory objectives under the SFO:

•        Brokers, investment advisers, fund managers, and intermediaries carrying out the regulated activities as listed in “Licensing Regime Under the SFO — Types of Regulated Activities” below;

•        Listed companies;

•        Hong Kong Exchanges and Clearing Limited; and

•        Market participants (including investors).

Licensing Regime Under the SFO

The functions of the HKSFC, as a gatekeeper of standards for individuals and corporations seeking approval to enter into the securities and futures markets of Hong Kong, include the following:

•        grant licenses to those who are appropriately qualified and can demonstrate their fitness and properness to be licensed under the SFO;

•        maintain online a public register of licensed persons and registered corporations;

•        monitor the ongoing compliance of licensing requirements by licensees, substantial shareholders of licensed corporations, and directors of licensed corporations; and

•        initiate policies on licensing issues.

The HKSFC operates a system of authorizing corporations and individuals (through licenses) to act as financial intermediaries. Under the SFO, a corporation that is not an authorized financial institution and is:

•        carrying on a business in a regulated activity (or holding out as carrying on a regulated activity), or;

•        actively marketing, whether in Hong Kong or from a place outside Hong Kong, to the public such services it provides, would constitute a regulatory activity if provided in Hong Kong, must be licensed by the HKSFC to carry out that regulatory activity, unless one of the exemptions under the SFO applies.

In addition to the licensing requirements on corporations, any individual who: (i) performs any regulated function in relation to a regulated activity carried on as a business, or (ii) holds himself out as performing such regulated activity, must be licensed separately under the SFO as a Licensed Representative accredited to his principal.

Types of Regulated Activities

The SFO provides a licensing regime under which a person needs a license to carry on different types of regulated activities as specified in Schedule 5 of the SFO. The different types of regulated activities are set out as follows:

Type 1::	dealing in securities;
Type 2:	dealing in futures contracts;
Type 3:	leveraged foreign exchange trading;
Type 4:	advising on securities;
Type 5:	advising on futures contracts;
Type 6:	advising on corporate finance;
Type 7:	providing automated trading services;
Type 8:	securities margin financing;
Type 9:	asset management;
Type 10:	providing credit rating services;
Type 11:	dealing in OTC derivative products or advising on OTC derivative products;
Type 12:	providing client clearing services for OTC derivative transactions.

The amendments to the SFO in relation to Type 11 regulated activity is, as of the date of this prospectus, not yet in operation. The day on which the Type 11 regulated activity will come into operation will be appointed by the Hong Kong Secretary for Financial Services and the Treasury by notice published in the Gazette.

The Type 12 regulated activity came into operation on September 1, 2016 pursuant to the Securities and Futures (Amendment) Ordinance 2014 (Commencement) Notice 2016 (L.N. 27 of 2016), in so far as it relates to paragraph (c) of the new definition of “excluded services” in Part 2 of Schedule 5 to the SFO. The licensing requirement with respect to Type 12 regulated activity is, as of the date of this prospectus, not yet in operation and the effective date will be appointed by the Hong Kong Secretary for Financial Services and the Treasury by notice published in the Gazette.

As of the date of this prospectus, we and our subsidiaries were licensed under the SFO to conduct the following regulated activities:

Company	Type of Regulated Activities
Bluemount Securities	Type 1 and Type 4
Bluemount Asset Management	Type 9

Licensed Corporation

For application as a licensed corporation, the applicant has to be incorporated in Hong Kong or an overseas company registered with the Companies Registry of Hong Kong. The licensed corporation has to satisfy the HKSFC that it has proper business structure, good internal control systems and qualified personnel to ensure the proper management of risks that it will encounter in carrying on the proposed regulated activities as detailed in its business plan submitted to the HKSFC.

Detailed guidelines to meet the requirements and expectations of the HKSFC are contained in the following publications of the HKSFC:

•        the Guidelines on Competence;

•        the Code of Conduct for Persons Licensed by or Registered with the HKSFC (the “Code of Conduct”);

•        the Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the HKSFC;

•        the Corporate Finance Adviser Code of Conduct; and

•        the Fund Manager Code of Conduct.

Responsible Officer

For each regulated activity conducted by a licensed corporation, it must appoint no less than two responsible officers, at least one of them must be an executive director, to directly supervise the business of such regulated activity. A responsible officer is an individual approved by the HKSFC to supervise the regulated activity or activities of the licensed corporation to which he or she is accredited. The same individual may be appointed to be a responsible officer for more than one regulated activity provided that he/she is fit and proper to be so appointed and there is no conflict in the roles assumed. An ‘‘executive director’’ of a licensed corporation is defined as a director of the corporation who (a) actively participates in; or (b) is responsible for directly supervising, any business of the regulated activities for which the corporation is licensed. Every executive director of the licensed corporation must apply to the HKSFC to become a responsible officer.

Qualification and Experience Required for Being a Responsible Officer

A person who intends to apply to be a responsible officer must demonstrate that he or she fulfils the requirements on both competence and sufficient authority. An applicant should possess appropriate ability, skills, knowledge, and experience to properly manage and supervise the corporation’s regulated activity or activities. Accordingly, the applicant has to fulfil certain requirements on academic and industry qualifications, relevant industry experience, management experience, and local regulatory framework paper as stipulated by the HKSFC.

Managers-in-Charge of Core Functions (“MICs”)

Senior management is defined by the HKSFC to include directors, responsible officers and managers-in-charge of core functions of a licensed corporation. Pursuant to the Circular to Licensed Corporations Regarding Measures for Augmenting the Accountability of Senior Management (the ‘‘Circular’’) published by the HKSFC on December 16, 2016, with effect from April 18, 2017, a licensed corporation is required to designate certain individuals as managers-in-charge and provide to the HKSFC information about its MICs and their reporting lines. MICs are individuals appointed by a licensed corporation to be principally responsible, either alone or with others, for managing each of the following eight core functions of the licensed corporation(“Core Function(s)”):

___________

1        There is no condition on the SFC license of Bluemount Securities.

2        The following conditions are currently imposed on the SFC license of Bluemount Asset Management: (a) the licensee shall only provide services to professional investors (the term “professional investor” is as defined in the SFO and its subsidiary legislation); and (b) the licensee shall not hold client assets (the terms “hold” and “client assets” are as defined under the SFO).

•        overall management oversight;

•        key business lines;

•        operational control and review;

•        risk management;

•        finance and accounting;

•        information technology;

•        compliance; and

•        anti-money laundering and counter-terrorist financing.

Pursuant to the Circular, each licensed corporation should have at least one fit and proper person who is qualified to act in the capacity so employed or appointed as the MIC for each of its Core Functions. In a licensed corporation, one individual can be appointed as the MIC for more than one Core Function, or several individuals can be appointed as the MIC for one particular Core Function.

To determine whether an individual is a MIC of a particular Core Function, a licensed corporation should take into account the following:

(1)    whether he or she has apparent or actual authority in relation to the particular Core Function

An individual is a MIC if he/she:

(a)     occupies a position within the corporation which is of sufficient authority to enable the individual to exert a significant influence on the conduct of that Core Function;

(b)    has authority to make decisions (e.g., assume business risks within pre-set parameters or limits) for that Core Function;

(c)     has authority to allocate resources or incur expenditures in connection with the particular department, division or functional unit carrying on that Core Function; and

(d)    has authority to represent the particular department, division or functional unit carrying on that Core Function, e.g., in senior management meetings or in meetings with outside parties.

(2)    his/her seniority within the licensed corporation

The HKSFC generally expects that a MIC to:

(a)     report directly to the board of the licensed corporation, or to the manager-in charge who assumes the overall management oversight function of the licensed corporation; and

(b)    be accountable for the performance or achievement of business objectives set by the board of the licensed corporation, or by the manager-in-charge who assumes the overall management oversight function.

MIC shall be responsible for, among other things, the following:

•        ensuring the maintenance of appropriate standards of conduct and adherence to proper procedures by the licensed corporation;

•        properly managing the risks associated with the business of the licensed corporation, including performing periodic evaluation of its risk management processes;

•        understanding the nature of the business of the licensed corporation, its internal control procedures and its policies on the assumption of risk;

•        understanding the extent of their own authority and responsibilities;

•        managing the anti-money laundering and counter-terrorist financing function;

•        the adequacy and effectiveness of the licensed corporation’s internal control systems, including information management compliance, audit or related reviews, operational controls and risk management; and

•        examining the appropriateness of internal control systems and making any necessary amendments or changes so that they are appropriate for the operations of the licensed corporation’s regulated business activities in Hong Kong.

The management structure of a licensed corporation (including its appointment of MICs) should be approved by the board of the licensed corporation. The board should ensure that each of the licensed corporation’s MICs has acknowledged his or her appointment as MIC and the particular core function(s) for which he or she is principally responsible.

Licensed Representative

An individual is required to be a licensed representative if he/she performs a regulated function for his/her principal which is a licensed corporation in relation to a regulated activity carried on as a business, or he/she holds out as performing such function.

A person who intends to apply to be a licensed representative must fulfill the competence requirements as prescribed by the HKSFC. An applicant needs to establish that he/she has the requisite basic understanding of the market in which he/she is to work as well as the laws and regulatory requirements applicable to the industry. In assessing his/her competence to be licensed as a representative, the HKSFC will have regard to academic and industry qualification as well as regulatory knowledge. Detailed guidelines are contained in the Guidelines on Competence published by the HKSFC.

Fit and Proper Requirement

Persons who apply for licenses under the SFO must satisfy and continue to satisfy after the grant of such licenses by the HKSFC that they are fit and proper persons to be so licensed. The Fit and Proper Guidelines issued by the HKSFC under section 399 of the SFO summaries certain matters that the HKSFC will generally consider when determining whether the applicant is a fit and proper person to be licensed under the SFO.

The Fit and Proper Guidelines apply to a number of persons including the following:

(a)     an individual who applies for license or is licensed under Part V of the SFO;

(b)    a licensed representative who applies for approval or is approved as a responsible officer under Part V of the SFO;

(c)     a corporation which applies for license or is licensed under Part V of the SFO;

(d)    an authorized financial institution which applies for registration or is registered under Part V of the SFO;

(e)     an individual whose name is to be or is entered in the register maintained by the Hong Kong Monetary Authority under section 20 of the Banking Ordinance (Chapter 155 of the Laws of Hong Kong);

(f)     an individual who applies to be or has been given consent to act as an executive director of a registered institution under section 71C of the Banking Ordinance (Chapter 155 of the Laws of Hong Kong).

Under the Fit and Proper Guidelines, the HKSFC will consider the following matters of the applicant in addition to any other issues as it may consider to be relevant:

(a)     financial status or solvency;

(b)    educational or other qualifications or experience having regard to the nature of the functions to be performed;

(c)     ability to carry on the regulated activity concerned competently, honestly, and fairly; and

(d)    reputation, character, reliability, and financial integrity of the applicant and other relevant persons as appropriate.

The HKSFC will consider the above matters in respect of the person (if an individual), the corporation and any of its officers (if a corporation) or the institution, its directors, chief executive, managers and executive officers (if an authorized financial institution).

In addition to the above, the HKSFC may also take into account of the following matters:

(a)     decisions made by such relevant authorities as stated in section 129(2)(a) of the SFO or any other authority or regulatory organization, whether in Hong Kong or elsewhere, in respect of that person;

(b)    in the case of a corporation, any information relating to:

(i)     any other corporation within the group of companies; or

(ii)    any substantial shareholder or officer of the corporation or of any of its group companies;

(c)     in the case of a corporation licensed under section 116 or 117 of the SFO or registered under section of the SFO or an application for such license or registration:

(i)     any information relating to any other person who will be acting for or on its behalf in relation to the regulated activity; and

(ii)    whether the person has established effective internal control procedures and risk management systems to ensure its compliance with all applicable regulatory requirements under any of the relevant provisions;

(d)    in the case of a corporation licensed under section 116 or section 117 of the SFO or an application for the license, any information relating to any person who is or to be employed by, or associated with, the person for the purposes of the regulated activity; and

(e)     the state of affairs of any other business which the person carries on or proposes to carry on.

The HKSFC is obliged to refuse an application to be licensed if the applicant fails to satisfy the HKSFC that the applicant is a fit and proper person to be licensed. The onus is on the applicant to make out a case that the applicant is fit and proper to be licensed for the regulated activity.

Continuing Obligations of Licensed Corporations

Licensed corporations, licensed representatives, and responsible officers must remain fit and proper as defined under the SFO at all times. They are required to comply with all applicable provisions of the SFO and its subsidiary rules and regulations as well as the codes and guidelines issued by the HKSFC.

Outlined below are some of the key continuing obligations of our licensed corporations under the SFO:

(a)     maintenance of minimum paid-up share capital and liquid capital, and submission of financial returns to the HKSFC in accordance with the requirements under the Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong) (the “FRR”);

(b)    maintenance of segregated account(s), and custody and handling of client securities in accordance with the requirements under the Securities and Futures (Client Securities) Rules (Chapter 571H of the Laws of Hong Kong) (the “Client Securities Rules”);

(c)     maintenance of segregated account(s), and holding and payment of client money in accordance with the requirements under the Securities and Futures (Client Money) Rules (Chapter 571I of the Laws of Hong Kong);

(d)    issuance of contract notes, statements of account and receipts in accordance with the requirements under the Securities and Futures (Contract Notes, Statements of Account and Receipts) Rules (Chapter 571Q of the Laws of Hong Kong);

(e)     maintenance of proper records in accordance with the requirements prescribed under the Securities and Futures (Keeping of Records) Rules (Chapter 571O of the Laws of Hong Kong);

(f)     submission of audited accounts and other required documents in accordance with the requirements under the Securities and Futures (Accounts and Audit) Rules (Chapter 571P of the Laws of Hong Kong);

(g)    maintenance of insurance against specific risks for specified amounts in accordance with the requirements under the Securities and Futures (Insurance) Rules (Chapter 571AI of the Laws of Hong Kong);

(h)    payment of annual fees and submission of annual returns to the HKSFC within one month after each anniversary date of the license;

(i)     notification to the HKSFC of certain changes and events in accordance with the requirements under the Securities and Futures (Licensing and Registration) (Information) Rules (Chapter 571S of the Laws of Hong Kong);

(j)     notification to the HKSFC of any changes in the appointment of MICs or any changes in certain particulars of MICs pursuant to the Circular to Licensed Corporations Regarding Measures for Augmenting the Accountability of Senior Management dated December 16, 2016 issued by the HKSFC;

(k)    compliance with the continuous professional training and related record keeping requirements under the Guidelines on Continuous Professional Training issued by the HKSFC;

(l)     implementation of appropriate policies and procedures relating to client acceptance, client due diligence, record keeping, identification, and reporting of suspicious transactions and staff screening, education, and training in accordance with the requirements under the Guideline on Anti-Money Laundering and Counter Financing of Terrorism (For Licensed Corporations) (the “Anti-Money Laundering Guideline”) issued by the HKSFC;

(m)   compliance with the business conduct requirements under the Code of Conduct, the Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the HKSFC and other applicable codes, circulars and guidelines issued by the HKSFC;

(n)    compliance with employee dealings requirements under the Code of Conduct, which requires licensed corporations to implement procedures and policies on employee trading, to actively monitor the trading activities in their employees’ accounts and their related accounts; and

(o)    compliance with the Guidelines on Disclosure of Fees and Charges Relating to Securities Services and other applicable codes, circulars and guidelines issued by the HKSFC from time to time.

Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong)

Minimum Capital Requirements and the FRR

Licensed corporations are required under section 145 of the SFO to maintain at all times a minimum level of paid-up share capital and liquid capital. Depending on the types of regulated activity that the licensed corporation is applying for, a licensed corporation has to maintain at all times paid-up share capital and liquid capital not less than the specified amounts according to the FRR.

Minimum Paid-up Share Capital

The following table sets out a summary of the key requirements on minimum paid-up share capital under the FRR which are applicable to Bluemount Securities and Bluemount Asset Management:

Company	Type of Regulated Activities	Minimum Amount of Paid-up Share	Minimum Amount of Paid-up Share
Bluemount Securities	Type 1 and Type 4	HK$10,000,000	US$1.28 million
Bluemount Asset Management	Type 9	Not applicable	Not applicable

Minimum amount of required liquid capital

The FRR also requires a licensed corporation to maintain minimum liquid capital. The minimum liquid capital requirements under the FRR that are applicable Bluemount Securities and Bluemount Asset Management are the higher of the amount of (a) and (b) below:

(a)     the amount of:

Company	Type of Regulated Activities	Minimum Amount of Required Liquid Capital	Minimum Amount of Required Liquid Capital
Bluemount Securities	Type 1 and Type 4	HK$3,000,000	US$0.38 million
Bluemount Asset Management	Type 9	HK$100,000	US$13,000

(b)     in the case of a corporation licensed for any regulated activities other than Type 3 regulated activities, its variable required liquid capital which means 5% of the aggregate of (i) its adjusted liabilities, (ii) the aggregate of the initial margin requirements in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, and (iii) the aggregate of the amounts of margin required to be deposited in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, to the extent that such contracts are not subject to the requirement of payment of initial margin requirements.

Use of proceeds to fulfill requirements under the Securities and Futures (Financial Resources) Rules of Hong Kong

Bluemount Securities and Bluemount Asset Management have met the minimum paid-up share capital under the FRR and currently do not need to rely on any of the IPO proceeds to fulfill the requirements under the FRR. Nevertheless, Bluemount Securities and Bluemount Asset Management may use part of the IPO proceeds for its future business development, and its liquidity position under the FRR will be strengthened as a result.

Exchange and Clearing Participantship

As of the date of this prospectus, Bluemount Securities is a participant of the following exchanges or clearing houses:

Exchange/Clearing House	Type of Participantship
SEHK	Type 1 Participants (Participant ID: 02054)
HKSCC	Direct Clearing Participant Type 1 Participants (Participant ID: B02054)

Trading Rights

In addition to the licensing requirements under the SFO, the rules promulgated by the SEHK require any person who wishes to trade on or through their respective facilities to hold a trading right (the “Trading Right”). The Trading Right confers on its holder the eligibility to trade on or through the relevant exchange. However, the holding of a Trading Right does not, of itself, permit the holder to actually trade on or through the relevant exchange. In order to do this, it is also necessary for the person to be registered as a participant of the relevant exchange in accordance with its rules.

SEHK Trading Rights is issued by the SEHK at a fee and in accordance with the procedures set out in its rules. Alternatively, SEHK Trading Rights can be acquired from existing Trading Right holders subject to the rules of the SEHK.

As of the date of this prospectus, we hold a SEHK Trading Right.

Exchange Participantship

The table below sets out a summary of the requirements for becoming an exchange participant of the SEHK:

SEHK Participant
Legal Status:	Being a company limited by shares incorporated in Hong Kong
HKSFC Registration:	Being a licensed corporation qualified to carry out Type 1 regulated activity under the SFO
Trading Right:	Holding a SEHK Trading Right
Financial Standing:	Having good financial standing and integrity
Financial Resources Requirement:	Complying with the minimum capital requirement, liquid capital requirement and other financial resources requirements as specified by the FRR

Clearing Participantship

An entity must be a SEHK participant before it can become a HKSCC participant. As of the date of this prospectus, we are a SEHK participant (Participant ID: 02054).

HKSCC

HKSCC has, among others, two categories of participantship: (i) the Direct Clearing Participant; and (ii) the General Clearing Participant. The requirements of Direct Clearing Participantship are as follows:

(1)    to be an Exchange Participant of the SEHK;

(2)    to undertake to (i) sign a participant agreement with HKSCC; (ii) pay to HKSCC an admission fee of HK$50,000 (approximately US$6,400) in respect of each SEHK Trading Right held by it; and (iii) pay to HKSCC its contribution to the Guarantee Fund of HKSCC as determined by HKSCC from time to time subject to a minimum cash contribution of the higher of HK$50,000 (approximately US$6,400) or HK$50,000 (approximately US$6,400) in respect of each SEHK Trading Right held by it;

(3)    to open and maintain a single current account with one of the Central Clearing and Settlement System, or CCASS, designated banks and execute authorizations to enable the designated bank to accept electronic instructions from HKSCC to credit or debit the account for CCASS money settlement, including making payment to HKSCC;

(4)    to provide a form of insurance to HKSCC as security for liabilities arising from defective securities deposited by it into CCASS, if so required by HKSCC; and

(5)    to have a minimum liquid capital of HK$3,000,000 (approximately US$0.38 million).

As of the date of this prospectus, we are a HKSCC participant (Participant ID: B02092).

Securities and Futures (Client Securities) Rules (Chapter 571H of the Laws of Hong Kong)

The repledging limit stipulated under section 8A of the Client Securities Rules applies to an intermediary which is licensed for dealing in securities and/or securities margin financing and where the intermediary or an associated entity of such intermediary repledges securities collateral of the intermediary. On each business day, the intermediary shall ascertain the aggregate market value of the repledged securities collateral, which shall be calculated by reference to the respective closing prices of the collateral on that business day.

Pursuant to section 8A of the Client Securities Rules, if the aggregate market value of the repledged securities collateral as calculated above exceeds 140% of the intermediary’s aggregate margin loans on the same business day (the “Relevant Day”), the intermediary shall by the close of business on the next business day following the Relevant Day (the “Specified Time”) withdraw, or causes to be withdrawn, from deposit an amount of repledged securities collateral such that the aggregate market value of the repledged securities collateral at the Specified Time, which is calculated by reference to the respective closing prices on the Relevant Day, does not exceed 140% of the intermediary’s aggregate margin loans as of the close of business on the Relevant Day.

Offence to issue advertisements, invitations or documents relating to investments

Our Group is engaged in, among others, the placing and underwriting services that may involve the marketing of securities. Under section 103(1) of the SFO, the issue of an advertisement, invitation or document which contains an invitation to the public:

(a)     to enter into or offer to enter into (i) an agreement to acquire, dispose of, subscribe for or underwrite securities; or (ii) a regulated investment agreement or an agreement to acquire, dispose of, subscribe for or underwrite any other structured product; or

(b)    to acquire an interest in or participate in, or offer to acquire an interest in or participate in, a collective investment scheme, has to be authorized by the HKSFC under section 105(1) of the SFO, unless specific exemptions apply.

The specific exemptions include, among others, under section 103(3)(k) of the SFO, if the issue of the advertisement, invitation or document made in respect of securities or structured products, or interests in any collective investment scheme, that are or are intended to be disposed of only to “professional investors” (as defined in Part 1 of Schedule 1 to the SFO).

If a person commits an offence contrary to section 103(1) of the SFO in that he/she issues an advertisement, invitation or document relating to investments without the authorization of the HKSFC and no specific exemptions under the SFO applies, he is liable:

(a)    on conviction on indictment to a fine of HK$500,000 (approximately US$64,000) and to imprisonment for 3 years and, in the case of a continuing offence, to a further fine of HK$20,000 (approximately US$2,600) for every day during which the offence continues; or

(b)    on summary conviction to a fine of HK$100,000 (approximately US$13,000) and to imprisonment for 6 months and, in the case of a continuing offence, to a further fine of HK$10,000 (approximately US$1,300) for every day during which the offence continues.

Obligation for Substantial Shareholders

Under section 132 of the SFO, a person (including a corporation) has to apply for HKSFC’s approval prior to becoming or continuing to be, as the case may be, a substantial shareholder of a corporation licensed under section 116 of the SFO.

A person who has become aware that he has become a substantial shareholder of a licensed corporation without HKSFC’s prior approval should, as soon as reasonably practicable and in any event within three business days after he becomes so aware, apply to the HKSFC for approval to continue to be a substantial shareholder of the licensed corporation.

Employee Dealings

As stated in the Code of Conduct, a registered person should have a policy which has been communicated to employees (including directors other than non-executive directors) in writing on whether employees are permitted to deal for their own accounts in securities. In the event that employees of a registered person are permitted to deal for their own accounts in securities:

(a)     the written policy should specify the conditions on which employees may deal for their own accounts;

(b)    employees should be required to identify all related accounts (including accounts of their minor children and accounts in which the employees hold beneficial interests) and report them to senior management;

(c)     employees should generally be required to deal through the registered person or its affiliates;

(d)    if the registered person provides services in securities or futures contracts listed or traded on one of the Hong Kong exchanges or in derivatives, including over-the counter derivatives written over such securities, and its employees are permitted to deal through another dealer, in those securities, the registered person and employee should arrange for duplicate trade confirmations and statements of account to be provided to senior management of the registered person;

(e)     any transactions for employees’ accounts and related accounts should be separately recorded and clearly identified in the records of the registered person; and

(f)     transactions of employees’ accounts and related accounts should be reported to and actively monitored by senior management of the registered person who should not have any beneficial or other interest in the transactions and who should maintain procedures to detect irregularities and ensure that the handling by the registered person of these transactions or orders is not prejudicial to the interests of the registered person’s other clients.

A registered person should not knowingly deal in securities or futures contracts for another registered person’s employee unless it has received written consent from that registered person.

Supervision by the HKSFC

The HKSFC supervises licensed corporations and intermediaries operating in the market. The HKSFC conducts on-site inspections and off-site monitoring to ascertain and supervise intermediaries’ business conduct and compliance with relevant regulatory requirements, as well as to assess and monitor the financial soundness of intermediaries.

Disciplinary power of the HKSFC

Under Part IX of the SFO, subject to the due process for exercising disciplinary powers laid down in section 198 of the SFO, the HKSFC may exercise any of the following disciplinary actions against a regulated person (including a licensed person or a registered institution) if that person is found to be guilty of misconduct or not fit and proper to be or remain the same type of regulated person (sections 194 and 196 of the SFO):

(1)    revocation or suspension of all or part of a license or registration in relation to any of the regulated activities for which a regulated person is licensed or registered;

(2)    revocation or suspension of the approval granted to a Responsible Officer;

(3)    public or private reprimand on a regulated person;

(4)    prohibition of a regulated person from applying to be licensed or registered or to be approved as a Responsible Officer;

(5)    prohibition of a regulated person from, among others, applying to be licensed, registered or approved as a Responsible Officer in relation to such regulated activity(ies), for such period as the HKSFC may specify; and

(6)    pecuniary penalty of the greater of an amount not exceeding HK$10 million (approximately US$1.3 million) or three times the profit gained or loss avoided as a result of the conduct in question.

Anti-Money Laundering and Counter-Terrorist Financing

Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the Anti-Money Laundering Guideline.

The Anti-Money Laundering Guideline provides practical guidance to assist licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong. Under the Anti-Money Laundering Guideline, licensed corporations should, among other things:

•        assess the risks of any new products and services before they are introduced and ensure that appropriate additional measures and controls are implemented to mitigate and manage the risks associated with money laundering and terrorist financing;

•        consider the delivery and distribution channels (which may include sales through online, postal or telephone channels where a non-face-to-face account opening approach is used and business sold through intermediaries) and the extent to which they are vulnerable to abuse for money laundering and terrorist financing;

•        identify the client and verify the client’s identity by reference to any documents, information or data from reliable and independent sources, and take steps from time to time to ensure that the client information obtained is up-to-date and relevant;

•        conduct on-going monitoring of activities of the clients to ensure that they are consistent with the nature of business, the risk profile and source of funds, as well as identify transactions that are complex, large or unusual, or patterns of transactions that have no apparent economic or lawful purpose and which may indicate money laundering and terrorist financing;

•        maintain a database of names and particulars of terrorist suspects and designated parties which consolidates the information from various lists that have been made known to them, as well as conduct comprehensive on-going screening of the client database; and

•        conduct on-going monitoring for identification of suspicious transactions and ensure compliance with their legal obligations of reporting funds or property known or suspected to be proceeds of crime or terrorist property to the Joint Financial Intelligence Unit, a unit jointly run by the Hong Kong Police Force and the Hong Kong Customs & Excise Department to monitor and investigate suspicious financial or money laundering activities.

We set out below a brief summary of the principal legislation in Hong Kong that is concerned with anti-money laundering and counter-terrorist financing.

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (“AMLO”)

Among other things, the AMLO imposes on certain institutions (which include licensed corporations as defined under the SFO) certain requirements relating to customer due diligence and record-keeping. The AMLO empowers the relevant regulatory authorities to supervise compliance with the requirements under the AMLO. In addition, a financial institution must take all reasonable measures to (1) ensure that proper safeguards exist to prevent contravention of specific provisions in the AMLO, and (2) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong) (“DTROP”)

Among other things, the DTROP contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities by the competent authorities. It is an offense under the DTROP for a person to deal with any property knowing or having reasonable grounds to believe it to represent the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (in whole or in part directly or indirectly) represents the proceeds of drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offense under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong) (“OSCO”)

Among other things, the OSCO empowers officers of the Hong Kong Police Force and the Hong Kong Customs & Excise Department to investigate organized crime and triad activities, and confers jurisdiction on the Hong Kong courts to confiscate the proceeds of organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offenses under the OSCO. The OSCO extends the money laundering offense to cover the proceeds from all indictable offenses in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong) (“UNATMO”)

Among other things, the UNATMO stipulates that it is a criminal offense to: (1) provide or collect property (by any means, directly or indirectly) with the intention or knowledge that the property will be used to commit, in whole or in part, one or more terrorist acts; or (2) make any property or financial (or related) services available, by any means, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate, or collect property or solicit financial (or related) services, by any means, directly or indirectly, for the benefit of a person knowing that, or being reckless as to whether, the person is a terrorist or terrorist associate. The UNATMO also requires a person to disclose his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offense under the UNATMO.

Weapons of Mass Destruction (Control of Provision of Services) Ordinance (Chapter 526 of the Laws of Hong Kong) (“WMDO”)

The WMDO provides that it is a criminal offence for a person to provide services to another person where the first-mentioned person believes or suspects, on reasonable grounds, that the services will or may assist the development, production, acquisition or stockpiling of weapons of mass destruction. The provision of services for the purposes of the WMDO covers a wide range of activities. The WMDO also provides for the criminal liability of the director, manager, secretary or other similar officer of a body corporate for offences committed by the body corporate with the consent and connivance of such officials.

Further, the Anti-Money Laundering Guideline sets out the anti-money laundering and counter financing of terrorism statutory and regulatory requirements, and the anti-money laundering and counter financing of terrorism standards which licensed corporations should meet in order to comply with the statutory requirements. It also provides practical guidance to assist licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong.

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”)

The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

•        Principle 1 — purpose and manner of collection of personal data;

•        Principle 2 — accuracy and duration of retention of personal data;

•        Principle 3 — use of personal data;

•        Principle 4 — security of personal data;

•        Principle 5 — information to be generally available; and

•        Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

•        the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

•        if the data user holds such data, to be supplied with a copy of such data; and

•        the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

Regulations related to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HK$100,000,000 (approximately $12,800,000) per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$100,000 (approximately US$12,800) and imprisonment for two years. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed. Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$10,000 (approximately US$1,290).

As of the date of this prospectus, we are in compliance with the ECO.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”)

The MPFSO is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. For a monthly-paid employee, the maximum relevant income level is HK$30,000 (approximately US$3,830) per month and the maximum amount of contribution payable by the employer to the MPF Scheme is HK$1,500 (approximately US$192). Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$350,000 (approximately US$44,700) and imprisonment for three years, and to a daily penalty of HK$500 (approximately US$64) for each day on which the offence is continued.

As of the date of this prospectus, we are in compliance with the MPFSO.

Regulations related to Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HK$2,000,000 (approximately US$256,000) and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$256,000) on corporations from the year of assessment of 2018/2019 onwards. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.13% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate duty

Hong Kong estate duty was abolished effective from February 11, 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

Other Material Regulations

Business registration requirement

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Intellectual Property Laws

1.Trade mark laws

Under the Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong), a person infringes a registered trade mark if he uses in the course of trade or business a sign which is identical to the trade mark in relation to goods or services which are identical to those for which it is registered. In accordance with the Trade Marks Ordinance, once a piece of goods bearing a registered trade mark has been put on the market anywhere in the world by the owner or with his consent, the registered trade mark in respect of such goods is not infringed unless where:

(1)the condition of such goods has been changed or impaired after they have been put on the market, and

(2)the use of the registered trade mark in relation to such good is detrimental to the distinctive character or repute of such trade marks.

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2.Copyright laws

The Copyright Ordinance (Chapter 528 of the laws of Hong Kong) (the “Copyright Ordinance”) entitled “Secondary infringement: possessing or dealing with infringing copy” provides that the copyright in a work is infringed by a person who, without the licence of the copyright owner:-

(1)possesses for the purpose of or in the course of any trade or business;

(2)sells or lets for hire, or offers or exposes for sale or hire;

(3)exhibits in public or distributes for the purposes of or in the course of any trade or business; or

(4)distributes (otherwise than for the purpose of or in the course of any trade or business) to such an extent as to affect prejudicially the owner of the copyright,

a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of the work.

An “infringing copy” is a copy of a work protected by copyright which was made without the authority of the copyright owner. In common parlance, they are called pirate copies or counterfeits. Commercial dealings in infringing copies, such as importation and sale, are unlawful acts under the Copyright Ordinance. Such dealings are called secondary infringement. Liability for secondary infringement depends on proof that the defendant knew or had reason to believe the copy is an infringing copy.

8th verbal

However, copyright is a territorial concept. Each country has its own copyright laws. The same work may thus be protected at the same time by e.g. French copyright in France, Chinese copyright in the PRC, and Hong Kong copyright in Hong Kong.

Because of the territorial nature of copyright, a copy of a work (such as the design drawing for a timepiece) may be perfectly lawfully made in its country of manufacture (e.g. France), but any further dealings in the copy are still subject to the copyright laws of the country where it is to be imported (e.g. Hong Kong). To determine whether or not the copy (e.g. the timepiece) is infringing, one must have regard to the definition of what is an infringing copy under the Copyright Ordinance.

In the first place, pirate or counterfeit copies are made without the consent of the copyright owner in their country of manufacture. They are obviously infringing copies.

Moreover, the Copyright Ordinance extends the meaning of “infringing copies” to copies of a work that is imported into Hong Kong, if their making in Hong Kong would have constituted an infringement of the copyright work, or a breach of an exclusive licence agreement in relation to that work. In plain language, they are copies of a work whose making in Hong Kong would have been unauthorized, either by the owner of the copyright in Hong Kong or his exclusive licensee (if one was appointed).

A copyright works may be used in the making of luxury branded products such as timepieces and their necessary materials. These works enjoy a period of protection in Hong Kong without any requirement for registration.

3.Trade description laws

The expression “trade description” under the Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) includes an indication of, direct or indirect, and by whatever means given, among other things, the history, including previous ownership or use of the goods.

Under the Trade Descriptions Ordinance, any person who in the course of any trade or business applies a false trade description to any goods, or supplies or offers to supply any goods to which a false trade description is applied; or has in his possession for sale or for any purpose of trade or manufacture any goods to which a false trade description is applied, commits an offence.

Further, under the Trade Descriptions Ordinance, any person who sells or exposes or has in his possession for sale or for any purpose of trade or manufacture, any good to which any forged trade mark is applied, or to which any trade mark or mark so nearly resembling a trade mark as to be calculated to deceive is falsely applied, commits an offence.

Verbal queries

In respect of any offence under the Trade Descriptions Ordinance, a general defence is afforded to the person charged if one can prove that:

(1)the commission of the offence was due to a mistake or to reliance on information supplied to him or to the act or default of another person, an accident or some other cause beyond his control; and

(2)he took all reasonable precautions and exercised all due diligence to avoid the commission of such an offence by himself or any person under his control.

Moreover, the Trade Descriptions Ordinance provides a defence for a person charged with supplying or offering to supply any goods to which a false trade description is applied. He must show that he did not know, had no reason to suspect and could not with reasonable diligence have ascertained, that the goods did not conform to the description or that the description had been applied to the goods.

Under the Trade Descriptions Ordinance, where a body corporate is convicted of an offence under the Trade Descriptions Ordinance, its directors and officers are deemed to be guilty of that offence unless he proves that the offence was committed without his knowledge, or that he exercised all due diligence to prevent the commission of the offence.4th batch queries

Laws of Tort

1.Passing-off

Passing-off is a common law tort which can be used to enforce unregistered trade mark rights. here a person sells goods, or carries on business under a name or mark in such a manner as to mislead the public into believing that goods or business are those of another person who owns the relevant goodwill, such other person has a right of action to sue for passing-off.

The essential difference between the law of passing-off and trade mark is that in every case of passing-off, misrepresentation is an essential element, whereas section 20(2) of the Trade Descriptions Ordinance is a specific provision to protect the value of a trade mark without requiring any element of deception or confusion on the part of the public.

It is generally not constitute passing-off for the following cases:

(1)selling imported-goods, which are marketed abroad by the trade mark owner or an associated business, under the name or mark applied by the trade mark owner. This is because there is no misrepresentation of the original of such goods, which is an essential element of liability;

(2)in the case of selling second-hand goods, the second-hand products are not sold as unused ones;

(3)in the case of selling unused goods, such unused products are sold without modification; and

(4)selling the goods by removing or obliterating the name or mark of the trade mark owner so that the goods are no longer identifiable as originating from the owner of the mark, nor is there passing-off by the addition of another mark, or matter clearly not emanating from the trade mark owner.

On the other hand, it may constitute passing-off for the following cases:-

(1)a trader who is not authorized dealer to so conduct his or her business as to give potential customers the false impression that such trader is an authorized dealer and that he or she will be in a position to give the same manufacturer’s guarantee that an authorized dealer could give; or

queries Q.146

(2)a person were to make any representation to the effect that the goods sold are under the same guarantee which can be enforced as if the goods were purchased from the local authorized dealer.

2.Procuring a breach of contract

A person commits a tort if such person knowingly procures a breach of contract made between other persons. Where there is a contractual arrangement in place between the trade mark owner and an authorized dealer restricting the latter from selling the goods for re-sale outside a particular territory, a person who takes part in acts effecting the breach of that contractual arrangement in a concerted effort with such authorized dealer commits a tort.

It is possible, in certain circumstances, for a person to incur liability for committing the tort of procuring a breach of contract. To be so liable, it must be shown that such person, who:

(1)is aware of the restrictions in the contract between the trade mark owner and its authorized dealer, or deliberately turns a blind eye to them;

(2)acts to procure or induce a breach of the restrictions by the authorized dealer, and

(3)knowingly, or recklessly, indifferent whether it is a breach or not.

3.Tort of conversion

A person commits a tort of conversion if such person sells stolen goods. If the Group purchases stolen goods from its suppliers and sells them, the Group may be civilly liable for tort of conversion and it is no defence that (i) the Group neither knows nor ought to have known that it is acting unlawfully, or (ii) the Group acts entirely without negligence.

Theft Ordinance (Chapter 210 of the Laws of Hong Kong)

Under the Theft Ordinance, a person handles stolen goods if, (otherwise than in the course of the stealing) knowing or believing them to be stolen goods, he dishonestly receives the goods, or dishonestly undertakes or assists in their retention, removal, disposal or realization by or for the benefit of another person, or if he arranges to do so shall be guilty of an offence and shall be liable on conviction upon indictment to imprisonment for 14 years.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers, including their ages as of the date of this prospectus:

Name	Age	Position
Chan Wan Shan Sandra	51	Director, Chief Executive Officer, and Chairperson of the Board of Directors
Pan Jiye	30	Director and Chief Operating Officer
Pong Chui Ming		Chief Financial Officer
Chun David	66	Independent Director Nominee
Ow Kian Jing Dennis	58	Independent Director Nominee
Da Hae Im (Ellie)	35	Independent Director Nominee

Ms. Chan Wan Shan Sandra is our Director, Chief Executive Officer, and Chairperson of the Board of Directors. Since January 2022, Ms. Chan has been serving as a director of Bluemount Securities Limited, a subsidiary of the Group. Since December 2021, Ms. Chan has been serving as a director of Bluemount Financial Group Limited, Bluemount Asset Management Ltd, Bluemount Capital Limited, Bluemount Commodities Ltd and Bluemount Credit Limited. Since November 2019, Ms. Chan has been serving as an independent and non-executive director of Industronics Berhard, the issued shares of which are listed on the main market of Bursa Malaysia Securities Berhad (stock code: 9393 and stock name: ITRONIC), a Malaysian company which designs, manufactures, and installs electronics and microprocessor controlled products, telecommunication equipment supply, AV multimedia systems, intelligent transportation systems, and major system integration projects. Since March 2020, Ms. Chan has been serving as an executive director at Echo International Holdings Group Limited (HKEx: 08218), a company which manufactures security alarm, buzzer, fire alarm, massage toner, fishing indicator, and communicator, as well as offers verification, procurement, assembling, inspection, packaging, and after-sales services. From August 2017 to March 2020, Ms. Chan served as a manager of Echo Asia (HK) Limited, a subsidiary of  Echo International Holdings Group Limited (HKEx: 08218). Ms. Chan graduated from Bethel High School in 1991.

Ms. Pan Jiye is our Director and Chief Operating Officer. In December 2021, Mr. Pan joined Bluemount Financial Group Limited, a subsidiary of our Group and has been serving as the business development manager since then. Mr. Pan also serves as a director for Bluemount Securities Limited, Bluemount Asset Management Limited, Bluemount Capital Limited, and Bluemount Commodities Limited since December 2021. Since December 2019, Mr. Pan has been serving as a director of Industrial Electronics Pte Ltd, a company which is engaged in the business of wholesale of watches and development of computer games. Mr. Pan obtained a diploma from Jiangxi Vocational College of Science and Technology in 2015.

Mr. Chun David is a director nominee who will be appointed as one of our independent directors prior to our initial public offering. Since January 1978, Mr. Chun has been serving as the president of EduCORP, a company with a diversified range of business focusing on large scale commodity trade, including oil and gas, biofuel feedstock, and renewable and alternative energy. From January 2019 to January 2021, Mr. Chun served as a senior manager of Lowe II LLC, an investment and asset management company. Mr. Chun obtained a doctorate of mental health from the University of California, San Francisco in 2006, a master of science degree in health & medical administration from the University of California, Berkeley in 1983, and a bachelor of science degree in neurobiology & artificial intelligence the University of California, Berkeley in 1980.

Mr. Ow Kian Jing Dennis is a director nominee who will be appointed as one of our independent directors prior to our initial public offering. Since August 2023, Mr. Ow has been serving as the vice president of Nebula Investments LLC, a corporate financial advisory company. From April 2021 to April 2023, Mr. Ow served as a managing director of FDB Financial Group Limited, a corporate financial advisory company. From November 2020 to March 2021, Mr. Ow served as the head of investment banking division and an executive director of Guolian Securities International Capital Co., Ltd., a subsidiary of Guolian Securities Co., Ltd (HKEx: 01456), a company predominately engaged in securities related businesses. From March 2016 to September 2020, Mr. Ow served as head  of investment banking division and an executive director of South China Financial Holdings Limited (HKEx: 00619), a company which provides securities brokerage services, bullion, forex and commodities trading, share margin financing, money lending, lease financing, and corporate advisory and underwriting services. Mr. Ow obtained an associate diploma in marketing from Royal Melbourne Institute of Technology in Australia in 1993, and a postgraduate certificate in management from the University of Technology, Sydney in 1998.

Ms. Da Hae Im (Ellie) is a director nominee who will be appointed as one of our independent directors prior to our initial public offering. Since August 2023, Ms. Da Hae has been serving as the channel renewal specialist of Computer Generated Solutions, Inc., a company which provides information technology services. From January 2021 to March 2023, Ms. Da Hae served as an account executive of Intralinks, a company which provides information technology products and services. From April 2016 to December 2020, Ms. Da Hae served as a sales & operations manager of DHI Engineering & Trading Pte Ltd., a company which provides industrial equipment & supplies. Ms. Im obtained a bachelor’s degree in broadcasting & telecommunication from Seoul Woemn’s University in Korea in 2012.

Family Relationship

There are no family relationships among our directors and executive officers.

Compensation of Directors

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. For the years ended March 31, 2024 and 2023, we paid an aggregate compensation of HK$20,000 (approximately US$2,500) and HK$120,000, respectively, to our directors. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Corporate Governance Practices

Foreign Private Issuer

After the consummation of this offering, we will qualify as a “foreign private issuer” under the SEC rules and Nasdaq rules. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Shares.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), except that we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), including having committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The exemptions are subject to our disclosure of which requirements we are not following and the equivalent Cayman Islands requirements. Below are some of the exemptions afforded to foreign private issuers under the Nasdaq rules:

•        Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

•        Exemption from the requirement that our board of directors be composed of independent directors.

•        Exemption from the requirement that our audit committee have a minimum of three members.

•        Exemption from the requirement that we hold annual shareholders’ meetings.

•        Exemption from the requirement that our board of directors have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirement that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or board resolution, as applicable, addressing the nomination process as adopted.

We intend to comply with all of the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Board of Directors

Our board of directors will consist of five directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his or her interest prior to or at a meeting of our directors. Subject to any separate requirement for audit committee approval under applicable law, our amended and restated memorandum and articles of association as may be amended from time to time or the listing rules of the Nasdaq Capital Market, or disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

We recognize the importance and benefit of having a board of directors composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members with respect to attributes such as gender, ethnicity and other factors. In support of this goal, we will consider criteria that promote diversity, including with regard to gender, ethnicity, and other dimensions; and consider the level of representation of women on our board of directors along with other markers of diversity.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee, and a nominating and corporate governance committee. We expect to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of Mr. Chun David, Mr. Ow Kian Jing Dennis, and Ms. Da Hae Im (Ellie). All of them are financially literate and two of whom have accounting or related financial management expertise. Mr. Ow Kian Jing Dennis will be the chairperson of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Ow Kian Jing Dennis qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related-party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee will consist of Ms. Chan Wan Shan Sandra,,Mr. Chun David, Mr. Ow Kian Jing Dennis, and Ms. Da Hae Im (Ellie). Ms. Chan Wan Shan Sandra will be the chairman of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

•        selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of Ms. Chan Wan Shan Sandra , Mr. Chun David , Mr. Ow Kian Jing Dennis, and Ms. Da Hae Im (Ellie). Ms. Chan Wan Shan Sandra will be the chairman of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•        reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

•        making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•        advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Code of Business Conduct and Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt (i) a code of business conduct and ethics; (ii) Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions; and (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). We intend to disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company. These include, among others (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, our directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has which enables him to meet a higher standard than a director without those knowledge, skill and experience.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of Shares in our company, including the registration of such Shares in our Share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders, unless the director is appointed on such express terms that he or she shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period. A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors generally, (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to our company, or (iv)is removed from office pursuant to our articles of association.

Our officers are selected by and serve at the discretion of our board of directors.

Employment Agreements with Executive Officers

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board. We also achieved gender diversity by having two female directors out of the total of five directors (including independent directors). Our board is well balanced and diversified in alignment with the business development and strategy of the Company.

Equity Incentive Plans

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of March 31, 2024, we had no outstanding equity awards.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Shares as of as of the date of this prospectus, by:

•        each person or entity known by us to own beneficially more than 5% of our outstanding Shares;

•        each of our directors, executive officers, and director nominees; and

•        all of our executive officers, directors, and director nominees as a group.

Beneficial ownership of our Shares is determined in accordance with the SEC rules. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. The percentage of Shares beneficially owned prior to the offering is based on 23,010,300 Class A Ordinary Shares and nil Class B Ordinary Shares outstanding as described in “Corporate History and Structure” section. We do not have any options or warrants that are outstanding. The percentage of Shares beneficially owned after the offering is based on the number of Shares outstanding prior to the offering plus the Class B Ordinary Shares that we are selling in this offering.

The percentages of Shares beneficially owned after the offering assume that the underwriters will not exercise their option to purchase additional Class B Ordinary Shares in the offering. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Shares listed below have sole investment and voting power with respect to such shares.

Upon the closing of this offering, none of our shareholders will have different voting rights from other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by any another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Name of Beneficial Owners(1)	Class A Ordinary Shares Beneficially Owned Prior to This Offering(2)		Class B Ordinary Shares Beneficially Owned Prior to This Offering			Class A Ordinary Shares Beneficially Owned After This Offering(3)	Class B Ordinary Shares Beneficially Owned After This Offering(3)
	Number	%	Number	%	Number	%	Number	%
Directors and Executive Officers:
Chan Wan Shan Sandra	—	—	—	—	—	—	—	—
Pan Jiye(3)	5,189,048	22.6%	—	—	5,189,048	22.6%	—	—
Pong Chui Ming	—	—	—	—	—	—	—	—
Ow Kian Jing Dennis	—	—	—	—	—	—	—	—
Chun David	—	—	—	—	—	—	—	—
Da Hae Im (Ellie)	—	—	—	—	—	—	—	—

All directors and executive officers as a group
5% shareholders:
Echo International Holdings Group Limited(2)	6,903,090	30.0%	—	—	6,903,090	30.0%	—	—
Bluemount Group Limited(3)	5,189,048	22.6%	—	—	5,189,048	22.6%	—	—
Yes & Right Investment Limited(4)	4,873,220	21.2%	—	—	4,873,220	21.2%	—	—
WI Holdings Limited(5)	2,662,427	11.6%	—	—	2,662,427	11.6%	—	—

____________

As of the date of this prospectus, none of our outstanding Shares are held by record holders in the United States.

(1)      Except as otherwise indicated below, the business address for our directors and executive officers is at Room 1007, 10/F, Capital Centre, 151 Gloucester Road, Wan Chai, Hong Kong.

(2)      Echo International Holdings Group Limited is a Cayman Islands holding company and its business address is Room 3207A, 32/F, Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan, Hong Kong.. It is owned by a public company listed on the Stock Exchange of Hong Kong. Ms. Chan Wan Shan Sandra is an executive director at Echo International Holdings Group Limited. As such, The board of directors of Echo International Holdings Group Limited holds the voting and dispositive power over the Class A Ordinary Shares held by Echo International Holdings Group Limited.

(3)      Bluemount Group Limited is a British Virgin Islands holding company and its business address is Room 1007, 10/F., Capital Centre, 151 Gloucester Road, Wanchai, Hong Kong. It is wholly owned by Mr. Pan Jiye.

(4)      Yes & Right Investment Limited is a British Virgin Islands holding company and its business address is Room 1007, 10/F., Capital Centre, 151 Gloucester Road, Wanchai, Hong Kong. It is wholly owned by Mr. Yan Ka Him.

(5)      WI Holdings Limited is a British Virgin Islands holding company and its business address is Room 1007, 10/F., Capital Centre, 151 Gloucester Road, Wanchai, Hong Kong. It is wholly owned by Ms. Zhou Qilin.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Transactions with Certain Related Parties

Set forth below are our related party transactions that occurred since the beginning of our preceding three fiscal years up to the date of this prospectus. The “related party transactions” are transactions identified in accordance with the rules prescribed under Part I, Item 7B of SEC Form 20-F.

Under Part I, Item 7B of Form 20-F, the Company is required to disclose any transaction occurring since the beginning of the Company’s preceding two financial years, with respect to transactions or loans between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

a)Amount due to a director

	2022	2022	2023	2023	2024	2024	Up to the date of this prospectus	Up to the date of this prospectus
	HK$’000	US$’000	HK$’000	US$’000	HK$’000	US$’000	HK$’000	US$’000
Amount due to a director
Chan Wan Shan Sandra	1,769	226	2,671	341	3,168	405	3,707	474

The amounts are unsecured, non-interest bearing and repayable on demand.

b)Transactions with related parties

		2022	2022	2023	2023	2024	2024	Up to the date of this prospectus	Up to the date of this prospectus
		HK$’000	US$’000	HK$’000	US$’000	HK$’000	US$’000	HK$’000	US$’000
Echo International Holdings Group Limited	Interest expense	348	44	348	44	348	44	58	7
Echo International Holdings Group Limited	Placing commission income	775	99	505	64	-	-	-	-
Bluemount Investment Fund SPC – Cyber Invetment Fund SP	Asset management fee	330	42	55	7	7	0.9	-	-
Bluemount Investment Fund SPC - Bluemount Investment Fund SP	Asset management fee	894	114	623	79	429	55	-	-
Bluemount Investment Fund SPC - Sunrise Global Strategies Fund SP	Asset management fee	-	-	25	3	-	-	-	-
Global New Normal Anti-Inflation Limited Partnership Fund SPC	Asset management fee	-	-	-	-	330	42	60	8

c)Balances with related parties

		2022	2022	2023	2023	2024	2024	Up to the date of this prospectus	Up to the date of this prospectus
		HK$’000	US$’000	HK$’000	US$’000	HK$’000	US$’000	HK$’000	US$’000
Bluemount Investment Fund SP	Trade receivables	1,052	134	1,675	213	2,105	269	2,105		269
Cyber Investment Fund SP	Trade receivables	7,175	916	7,230	921	6,237	797	6,237		797
Echo International Holdings Group Limited	Loan payables	5,749	735	6,096	777	6,444	823	6,502		831
Bluemount Group Limited	Other receivables	-	-	10	1	26	3	26		3
Bluemount Investment Fund SPC	Other receivables	-	-	133	17	133	17	133	17
Bluemount Financial Holdings Limited	Other receivables	-	-	-	-	1	-	1	-
ECGO International Limited	Loan	350	45	350	45	150	19	150	19
Yuk Cuisine Limited	Other payables	1,066	136	1,066	136	1,066	136	1,066	136
Yuk Cuisine (Hong Kong) Limited	Other payables	250	32	250	32	250	32	250	32

The amounts are unsecured and repayable on demand. The loans from Echo International Holdings Group Limited have a stated interest rate of at 7.00%.

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee. In determining whether to approve a related party transaction, the audit committee shall consider, among other factors, the following factors to the extent relevant to the related party transaction:

●	whether the terms of the related party transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related party;

●	whether there are business reasons for the Company to enter into the related party transaction;

●	whether the related party transaction would impair the independence of an outside director;

●

whether the related party transaction would present an improper conflict of interest for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or the related party, the direct or indirect nature of the director’s, executive officer’s or the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the audit committee deems relevant; and

●	any pre-existing contractual obligations.

DESCRIPTION OF SHARE CAPITAL

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our memorandum and articles of association, as amended from time to time and the Companies Act, and the common law of the Cayman Islands.

The share capital of the Company consists of Class A Ordinary Shares and Class B Ordinary Shares. As of the date hereof, our authorized share capital is US$50,000 divided into 50,000,000 Class A Ordinary Shares of par value US$0.0001 each and 450,000,000 Class B Ordinary Shares of par value US$0.0001 each. As of the date of this prospectus, 23,010,300 Class A Ordinary Shares were issued and outstanding. We will issue [   ] Class B Ordinary Shares in this offering. The following are summaries of material provisions of our amended and restated memorandum and articles of association  and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General. Upon the completion of this offering, our authorized share capital is US$50,000 divided into 50,000,000 Class A Ordinary Shares of par value US$0.0001 each and 450,000,000 Class B Ordinary Shares of US$0.0001 each. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders, whether or not they are non-residents of the Cayman Islands, may freely hold and transfer their ordinary shares in accordance with our amended and restated memorandum and articles of association.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our amended and restated articles of association provide that our board of directors may declare and pay dividends if justified by our financial position and permitted by law. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or the credit standing in our company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Variation of Rights of Shares. Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Voting Rights and General Meetings. Holders of our ordinary shares vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders’ vote, on a poll, each Class A Ordinary Share is entitled to twenty (20) votes and each Class B Ordinary Share is entitled to one (1) vote; on a show of hands, every holder of our ordinary shares shall have one vote. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by poll is required by Nasdaq rules or demanded by the chairman of the meeting or by shareholder(s) individually or collectively holding not less than 10% of the total voting rights of all our shareholders having the right to vote at such general meeting or by at least two shareholders having the right to vote on at such general meeting. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.  If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote. A quorum required for a meeting of shareholders consists of one or more shareholders who hold at least one-third of our issued voting shares. Shareholders’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of our board of directors or upon a requisition of any one or more shareholders holding at the deposit of the requisition not less than 10% of the aggregate share capital of our company that carries the right to vote at a general meeting, in accordance with the notice provisions in our amended and restated articles of association, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 14 clear days’ notice of an extraordinary general meeting and 21 clear days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business, and if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a meeting.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of the Company.

There are no limitations on non-residents or foreign shareholders in the amended and restated memorandum and articles of association to hold or exercise voting rights on the ordinary shares. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of ordinary shares in the Company have been paid.

Winding Up; Liquidation. If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

•        to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

•        to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our directors may from time to time make calls on our shareholders in respect of any moneys unpaid on their shares including any premium in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the ordinary shares. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

If a shareholder fails to pay any capital call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share being the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Redemption of Ordinary Shares. Subject to the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

•        issue shares that are to be redeemed or liable to be redeemed, at our option or at the option of the shareholders holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

•        with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

•        purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares. Subject to any applicable requirements set forth in the amened and restated articles of association and provided that a transfer of Class B Ordinary Shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer Class B Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

•where the Class B Ordinary Shares are fully paid, by or on behalf of that shareholder; and

•where the Class B Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of a Class B Ordinary Share until the name of the transferee is entered into our register of members.

Where the ordinary shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such ordinary share unless:

•the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•the instrument of transfer is in respect of only one class of ordinary shares;

•the instrument of transfer is properly stamped, if required;

•the ordinary share transferred is fully paid and free of any lien in favor of us;

•any fee related to the transfer has been paid to us; and

•the transfer is not more than four joint holders.

 If our directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 days in any year.

Inspection of Books and Records. Holders of our ordinary shares have no general right under our amended and restated articles of association to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. Our authorized, but unissued ordinary shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise addition capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved ordinary shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exempted Company. We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may not issue negotiable or bearer shares, but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Anti-Money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”) or any other applicable law. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)

the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority (“FRA”) of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA or a nominated officer, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands – Privacy Notice

This privacy notice explains the manner in which the company collects, processes and maintains personal data about investors of the company pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto (“DPA”).

The company is committed to processing personal data in accordance with the DPA. In its use of personal data, the company will be characterized under the DPA as a “data controller”, whilst certain of the company’s service providers, affiliates and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to the company.

This privacy notice puts our shareholders on notice that, by virtue of making an investment in the company, the company and certain of the company’s service providers may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for the company to perform a contract to which you are a party or for taking pre-contractual steps at your request (b) where the processing is necessary for compliance with any legal, tax or regulatory obligation to which the company is subject or (c) where the processing is for the purposes of legitimate interests pursued by the company or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with the company’s service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion and financial crime or compliance with a court order).

Your personal data shall not be held by the company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

The company will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfills the Company’s obligation in this respect); (b) the right to obtain a copy of your personal data; (c) the right to require us to stop direct marketing; (d) the right to have inaccurate or incomplete personal data corrected; (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data; (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial); (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer or wish to transfer your personal data, general measures we take to ensure the security of personal data and any information available to us as to the source of your personal data; (h) the right to complain to the Office of the Ombudsman of the Cayman Islands; and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with the company’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Differences in Corporate Law

The Companies Act is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Act permits merger and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.. For these purposes, a “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by a special resolution of the shareholders of each constituent company, and such other authorization, if any, as may be specified in such constituent company’s articles of association. A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger and consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures. The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures under the Companies Act subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors (as the case may be) with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such that an intelligent and honest man of that class acting in respect of his interest would reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

When a takeover offer is made and accepted by holders of not less than 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, give notice to require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands by a dissenting shareholder within one month from the date on which the notice was given but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. The Companies Act does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a) , all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere. To the extent permitted by Cayman Islands law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of a procedure for obtaining an exemption from backup withholding in their particular circumstances.

Directors’ Fiduciary Duties. Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill, care and diligence. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill, care and diligence than may reasonably be expected from a person carrying out the same functions as are carried out by that director in relation to the company. However, English and Commonwealth courts have moved toward an objective standard that the director is also required to act with the skill, care and diligence in keep with a standard of care commensurate with any particular skill he or she has which enables him or her to meet a higher standard than a director without those skills.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our amended and restated articles of association allow our shareholders holding not less than one-tenth of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our amended and restated articles of association do not provide our shareholders other right to put proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Act but our articles of association do not provide for cumulative voting.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated  articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Islands has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Act, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the two-thirds of the issued shares of that class or with the sanction of a resolution passed by not less than two-thirds of such holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by the Companies Act, our amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our Shares. Sales of substantial amounts of our Class B Ordinary Shares following this offering, including Class B Ordinary Shares issued upon the exercise of outstanding options or warrants, or the perception that these sales could occur, could adversely affect prevailing market prices of our Class B Ordinary Shares and could impair our future ability to obtain capital, especially through an offering of equity securities. Assuming that the underwriters do not exercise their option to purchase additional Class B Ordinary Shares in this offering, we will have an aggregate of 23,010,300 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares outstanding upon the closing of this offering. Of these shares, the Class B Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” (as that term is defined under Rule 144 of the Securities Act (“Rule 144”)), who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

The remaining Shares will be held by our Controlling Shareholders and will be deemed to be “restricted securities” (as that term is defined under Rule 144). Subject to certain contractual restrictions, including the lock-up agreements described below, restricted securities may only be sold in the public market pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration such as under Rule 144 under the Securities Act. These rules are summarized below.

Lock-up Agreements

We have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our Class B Ordinary Shares, or any securities convertible into or exchangeable or exercisable for our Class B Ordinary Shares, for a period of three (3) months from the closing of this offering.

Our directors and executive officers, and shareholders beneficially owning 5% or more of our Class B Ordinary Shares have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, or any securities convertible into or exchangeable or exercisable for our ordinary shares, for a period of six (6) months from the closing of this offering. After the expiration of the six (6) months period, the Class B Ordinary Shares held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

Shares Held for Six Months

In general, under Rule 144 under the Securities Act, as currently in effect, and subject to the terms of any lock-up agreement, commencing 90 days following the closing of this offering, a person, including an affiliate, who has beneficially owned our Shares for six months or more, including the holding period of any prior owner other than one of our affiliates (i.e., commencing when the Shares were acquired from us or from an affiliate of us as restricted securities), is entitled to sell our Shares, subject to the availability of current public information about us (which information will be deemed to be available as long as we continue to file required reports with the SEC). In the case of an affiliate shareholder, the right to sell is also subject to the fulfillment of certain additional conditions, including manner of sale provisions, notice requirements, and a volume limitation that limits the number of Shares that may be sold thereby, within any three-month period, to the greater of:

•        1% of the number of Shares then outstanding; or

•        the greater of 1% or the average weekly trading volume of our Shares on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 144 under the Securities Act also provides that affiliates that sell our Shares that are not restricted securities must nonetheless comply with the same restrictions applicable to restricted securities, other than the holding period requirement.

Shares Held by Non-Affiliates for One Year

Under Rule 144 as currently in effect, a person who is not considered to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the Shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell his, her, or its Shares under Rule 144 without complying with the provisions relating to the availability of current public information or with any other conditions under Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, such Shares may be sold immediately upon the closing of this offering.

MATERIAL TAX CONSIDERATIONS

The following summary of certain Cayman Islands, Hong Kong and U.S. federal income tax consequences of an investment in our Class B Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Class B Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Hong Kong and the United States. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Class B Ordinary Shares.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Payments of dividends and capital in respect of our Class B Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Class B Ordinary Shares nor will gains derived from the disposal of the Class B Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands. No stamp duty is payable in respect of the issue of our Class B Ordinary Shares or on an instrument of transfer in respect of our Class B Ordinary Shares.

Hong Kong Profits Taxation

Our subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the years of assessments of 2022/2023 and 2021/2022. Hong Kong profits tax rates for corporations are 8.25% on assessable profits up to HK$2,000,000 (approximately US$0.3 million), and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$0.3 million). Under Hong Kong tax laws, our Hong Kong subsidiaries are not taxed on their foreign-sourced income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any withholding tax in Hong Kong.

Certain United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Shares. This summary applies only to U.S. Holders that hold our Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the IRS with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Shares and their partners are urged to consult their tax advisors regarding an investment in our Shares.

Taxation of Dividends and Other Distributions on Our Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Shares. Any capital gain or loss will be long term if the Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Shares), and (ii) any gain realized on the sale or other disposition of Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Shares;

●

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Shares held at the end of the taxable year over the adjusted tax basis of such Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Shares over the fair market value of such Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Shares and proceeds from the sale, exchange or redemption of our Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We expect to enter into an underwriting agreement with Pacific Century Securities, LLC, as representative of the several underwriters named therein (the “Representative”), with respect to the Class B Ordinary Shares in this offering. The Representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the underwriters the number of Class B Ordinary Shares as indicated below.

Name	Number of Ordinary Share
Pacific Century Securities, LLC	[ ]
Total	[ ]

The underwriters are committed to purchase all the Class B Ordinary Shares offered by this prospectus if they purchase any Class B Ordinary Shares. The underwriters are not obligated to purchase the Class B Ordinary Shares covered by the underwriters’ over-allotment option to purchase Class B Ordinary Shares as described below. The underwriters are offering the Class B Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the Representative of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Pricing of this Offering

Prior to this offering, there has been no public market for our Class B Ordinary Shares. The initial public offering price for our Class B Ordinary Shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our Class B Ordinary Shares in this offering does not necessarily bear any direct relationship to the assets, operations, book value or other established criteria of value of our company.

Over-Allotment Option

We have granted to the Representative a 45-day option to purchase up to an aggregate of additional Class B Ordinary Shares (equal to 15% of the number of Class B Ordinary Shares sold in the offering), at the offering price per Class B Ordinary Share less underwriting discounts. The Representative may exercise this option for 45 days from the date of closing of this offering solely to cover sales of Ordinary Shares by the Representative in excess of the total number of Class B Ordinary Shares set forth in the table above. If any of the additional Class B Ordinary Shares are purchased, the Representative will offer the additional Class B Ordinary Shares at $[●] per Ordinary Share, the offering price of each Ordinary Share.

Discounts and Expenses

The underwriting discounts for the shares and the over-allotment shares are equal to seven percent (7%) of the initial public offering price.

The following table shows the price per share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option.

Total
	Per Share	Without Over-allotment	Full Exercise of Over-allotment
Public offering price	$	$	$
Underwriting discounts to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$

We have agreed to reimburse the Representative up to a maximum of US$250,000 for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below). As of the date of this prospectus, we have paid US$130,000 to the Representative as an advance against out-of-pocket accountable expenses. Any expenses advancement will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

In addition, at the closing of the offering, we shall reimburse the underwriter one percent (1%) of the gross proceeds of the offering as non-accountable expenses.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately $[●].

Right of First Refusal

If, for the period beginning on the closing of the offering and ending twelve (12) months after closing of the offering, the Company or any of its subsidiaries engages in: (a) any equity, equity-linked, debt or mezzanine financing or other investment in the Company (including a secondary sale or offering by security holders effected with the Company’s assistance); (b) any tender offer or exchange offer for, debt, convertible debt securities; (c) any merger, consolidation, sale, transfer or other disposition of all or a material portion of the Company’s stocks or asset; or (d) restructuring transactions including, extraordinary dividend, stock repurchase, spin-off, etc. (each transaction, a “Subsequent Transaction”), the Representative (or any affiliate designated by the Representative) shall have the right of first refusal to act as lead or joint book-runner, lead or joint manager, or lead or joint placement agent with respect to such Subsequent Transaction.

Lock-Up Agreements

We have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our Class B Ordinary Shares, or any securities convertible into or exchangeable or exercisable for our Class B Ordinary Shares, for a period of three (3) months from the closing of this offering.

Our directors, executive officers and principal shareholders (defined as owners of 5% or more of our Class B Ordinary Shares) have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Class B Ordinary Shares or such other securities for a period of six (6) months from the date of this prospectus, without the prior written consent of the representative.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lockup agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Class B Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class B Ordinary Shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Class B Ordinary Shares, whether any such transaction is to be settled by delivery of Class B Ordinary Shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of 180 days from the date of this prospectus.

Foreign Regulatory Restrictions on Purchase of our Class B Ordinary Shares

We have not taken any action to permit a public offering of our Class B Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our Class B Ordinary Shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering arising under the Securities Act and the Exchange Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

Application for Nasdaq Listing

Prior to this offering, there has been no public market for our Class B Ordinary Shares. We have applied to list our Class B Ordinary Shares on Nasdaq Capital Market under the symbol “[●]”. There can be no assurance that we will be successful in listing our Class B Ordinary Shares on Nasdaq Capital Market or another national exchange and if such listing is not obtained then this offering will be terminated.

Electronic Offer, Sale and Distribution of Ordinary Share

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter or selling group members, if any, or by their affiliates, and the underwriter may distribute prospectus electronically. The underwriter may agree to allocate a number of Class B Ordinary Shares to selling group members for sale to their online brokerage account holders. The Class B Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and should not be relied upon by investors.

In connection with this offering, certain of the underwriter or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Class B Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Class B Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain, or otherwise affect the price of our Class B Ordinary Shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•        Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•        Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•        Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

•        A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the ordinary shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class B Ordinary Shares or preventing or delaying a decline in the market price of our Class B Ordinary Shares. As a result, the price of our Class B Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Class B Ordinary Shares. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Class B Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class B Ordinary Shares, where action for that purpose is required. Accordingly, the Class B Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class B Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

EXPENSES RELATED TO OFFERING

The following table sets forth the costs and expenses other than underwriting discounts and commissions, payable by us in connection with the offer and sale of Class B Ordinary Shares in this offering. All amounts listed below are estimates except the SEC registration fee, Nasdaq listing fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee.

Itemized expense	Amount
SEC registration fee	$	•
FINRA filing fee		•
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees		*
Accounting fees and expenses		*
Miscellaneous		*
Total	$	*

____________

*        To be filed by amendment.

LEGAL MATTERS

We are being represented by Loeb & Loeb LLP with respect to certain legal matters of U.S. federal securities laws and Hong Kong laws. The representatives of the underwriters, Pacific Century Securities, LLC, is being represented by VCL Law LLP with respect to legal matters of United States federal and New York state law in connection with this offering. The legal matters concerning this offering relating to Cayman Islands law will be passed upon for us by Ogier.

EXPERTS

The consolidated financial statements for the years ended March 31, 2024 and 2023, included in this prospectus have been so included in reliance on the report of AOGB CPA Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of AOGB CPA Limited is located at Suite 2501-3, Tesbury Centre, 28 Queen's Road East, Admiralty, Hong Kong, Hong Kong.

ENFORCEABILITY OF CIVIL LIABILITIES

We are an exempted company incorporated under the laws of the Cayman Islands. Service of process upon us and upon our directors and officers and the Cayman Islands experts named in this prospectus, many of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may be difficult to collect within the United States.

We have irrevocably appointed [Cogency Global Inc.] as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 122 East 42nd Street, 18th Floor, New York, NY 10168.

Ogier, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Ogier has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor (a liability to pay a liquidated sum for which the judgment has been given); (iii) is final; (iv) is not in respect of taxes, a fine or a penalty; and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons.

Name	Position	Nationality	Residence
Chan Wan Shan Sandra	Chairperson of the Board of Directors, Chief Executive Officer and Director	Hong Kong	Hong Kong
Pan Jiye	Director and Chief Operating Officer	PRC	Hong Kong
Chief Financial Officer
Chun David	Independent Director	USA	USA
Ow Kian Jing Dennis	Independent Director	Australia	United Arab Emirates
Da Hae Im (Ellie)	Independent Director	Korea	South Korea

Hong Kong

Several of our directors and officers reside in Hong Kong. We have been advised by Loeb & Loeb LLP, our U.S. and Hong Kong counsel, that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

It is also uncertain whether, in the future, the Hong Kong government will implement regulations and policies of the Chinese government or adopt regulations and policies of its own that are substantially similar to those of the Chinese government.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our Class B Ordinary Shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but they are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC at its website at: http://www.sec.gov.

We are not currently subject to the informational requirements of the Exchange Act. Upon completion of this offering, we will become subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of those requirements by filing reports with the SEC. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of our fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements that will be audited and reported on, with an opinion expressed, by an independent registered public accounting firm. We also intend to file with the SEC reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Bluemount Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial positions of Bluemount Holdings Limited (the “Company”) and its subsidiaries (together the “Group”) as of March 31, 2023 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years ended March 31, 2023 and 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2023 and 2024, and the results of its operations and its cash flows for the years ended March 31, 2023 and 2024, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

The consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

[/s/] AOGB CPA Limited

Hong Kong, Hong Kong

June 25, 2024

We have served as the Group’s auditor since 2024.

------------------------------------------------------------------------------------------------------------------------------------------------------------

AOGB CPA Limited, Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong

Tel: 2152-2238, Website: www.aogb.com

BLUEMOUNT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2023 AND 2024

		2023	2024
	Notes	HK$’000	HK$’000

ASSETS
Non-current assets
Property, plant and equipment	10	1,597	764
Right-of-use assets	11	1,703	730
Prepayments, deposits and other receivables	12	453	105

		3,753	1,599

Current assets
Inventories	13	17,793	18,603
Prepayments, deposits and other receivables	12	242	580
Trade receivables - net	14	9,424	24,991
Bank balances - client accounts	16	62,143	60,240
Bank balances and cash		8,913	4,282

		98,515	108,696

Total assets		102,268	110,295

SHAREHOLDERS’ EQUITY AND LIABILITIES

SHAREHOLDERS’ EQUITY
Share capital:* Ordinary shares Class A, US$0.0001 par value, 50,000,000 Class A ordinary shares authorized, 23,010,300 shares issued and outstanding	22	18	18
Other reserves		23,346	23,569
(Accumulated losses) / retained earnings		(4,639)	4,572

		18,725	28,159
LIABILITIES
Non-current liability
Lease liabilities – non-current portion	21	843	-

Current liabilities
Trade payables	17	63,546	61,667
Other payables and accruals	18	1,694	1,621
Lease liabilities – current portion	21	984	843
Loan from a former related company	19	350	150
Dividend payables	20	6,096	6,444
Amount due to a director	15	2,671	3,168
Tax payables		7,359	8,243

Total current liabilities		82,700	82,136

Total shareholders’ equity and liabilities		102,268	110,295

The accompanying notes are an integral part of these consolidated financial statements.

*	Retrospectively restated for effect of share reorganization (see Note 1)

BLUEMOUNT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

		2023	2024
	Notes	HK$’000	HK$’000

Revenue	4	38,324	32,848
Cost of revenue	5	(9,735)	(15,078)
Gross profit		28,589	17,770
Other income	6	1,545	1
Impairment loss on trade and other receivable, net of reversal	14	(20,622)	(863)
Administrative expenses	7	(3,643)	(4,973)
Finance costs	8	(663)	(639)
Profit before tax		5,206	11,296
Taxation	9	(4,332)	(2,085)
Profit and comprehensive income for the year		874	9,211

Basic and diluted earnings per share in HK$*		HK$0.04	HK$0.40
Weighted average number of shares outstanding - basic and diluted*		23,010,300 shares	23,010,300 shares

The accompanying notes are an integral part of these consolidated financial statements.

*	Retrospectively restated for effect of share reorganization (see Note 1)

BLUEMOUNT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

	Ordinary Share
	Number of Shares*	Amounts HK$’000	Other reserves HK$’000	Retained earnings HK$’000	Total HK$’000

At April 1, 2022	23,010,300	18	23,146	(5,513)	17,651

Imputed interest	-	-	200	-	200

Profit and total comprehensive income for the year	-	-	-	874	874

At March 31, 2023	23,010,300	18	23,346	(4,639)	18,725

Imputed interest	-	-	223	-	222

Profit and total comprehensive income for the year	-	-	-	9,211	9,211

At March 31, 2024	23,010,300	18	23,569	4,572	28,158

The accompanying notes are an integral part of these consolidated financial statements.

*	Retrospectively restated for effect of share reorganization (see Note 1)

BLUEMOUNT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

	For the year ended March 31,
	2023	2024
	HK$’000	HK$’000

OPERATING ACTIVITIES
Profit before taxation	5,206	11,296
Adjustments for:
Impairment loss on trade receivables, net of reversal	19,822	863
Reversal of impairment loss	(160)	-
Impairment loss on other receivables	800	-
Interest income from cash and margin clients	(1,288)	-
Interest income from banks	-	(1)
Interest expenses on lease liabilities	115	68
Interest expenses on dividend payables	348	348
Imputed interest on amount due to a director	134	158
Imputed interest on amount due to related parties, net	66	65
Depreciation of property, plant and equipment	883	833
Depreciation of right-of-use assets	973	973
Operating cash flows before movements in working capital	26,899	14,603
Increase in inventories	(5,109)	(810)
Increase in trade receivables	(14,127)	(16,430)
Decrease in prepayments, deposits and other receivables	4,218	10
Decrease in trade and other payables	(10,187)	(1,952)
Decrease in bank balances – clients accounts	6,829	1,903

Net cash generated from operating activities	8,523	(2,676)
Interest received	-	1
Income tax paid	(5,606)	(1,201)

Net cash generated from / (used in) operating activities	2,917	(3,876)

FINANCING ACTIVITIES
Advances from a director	4,410	885
Repayment of advances to director	(3,509)	(388)
Repayment of lease liabilities	(1,052)	(1,052)
Repayment of loan from a former related company	-	(200)

Net cash used in financing activities	(151)	(755)

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	2,766	(4,631)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	6,147	8,913

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	8,913	4,282

The accompanying notes are an integral part of these consolidated financial statements.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Bluemount Holdings Limited (the “Company”) was incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands on June 27, 2023. The Company’s registered office is 89 Nexus Way Camana Bay Grand Cayman KY1-9009 Cayman Islands and the principal place of business is at Room 1007, Capital Centre, 151 Gloucester Road, Wanchai, Hong Kong. The principal activity of the Company is investment holding. The principal activities of its subsidiaries are set out in note 15d to the consolidated financial statements.

The consolidated financial statements are presented in Hong Kong dollars (“HK$”) which is the also functional currency of the Group.  All values are rounded to nearest thousands (HK$’000) unless otherwise stated.

Details of the shareholding structure of the Company have been disclosed below.

As of March 31, 2023 and 2024, details of the Company and its subsidiaries (together the “Group”) are set out in the table as follows:

	Place of Incorporation / operations	Date of incorporation	Proportion of voting power held by the Company
			2024	Principal activities
Name of the Company
Bluemount Holdings Limited	Cayman Islands	June 27, 2023	N/A	Investment holding

Name of subsidiaries
Direct:
Bluemount Financial Group Limited	Hong Kong	June 3, 2016	100%	Investment holding
Indirect:
Bluemount Securities Limited	Hong Kong	June 3, 2016	100%	Financial and brokerage services
Bluemount Asset Management Limited	Hong Kong	June 3, 2016	100%	Wealth and asset management services
Bluemount Capital Limited	Hong Kong	June 6, 2017	100%	Advisory services
Bluemount Commodities Limited	Hong Kong	March 29, 2017	100%	Trading of timepieces

Reorganization under common control

Before the group reorganization (the “Group Reorganization”), Bluemount Financial Group Limited was owned 27.45% by Mr. Pan Jiye (“Mr. Pan”) through Bluemount Group Limited, 26.08% by Mr. Yan Ka Him (“Mr. Yan”), 16.47% by Ms. Zhou Qilin (“Ms. Zhou”) and 30.00% by Echo International Holdings Group Limited.

Pursuant to the Group Reorganization to rationalize the structure of the Company and its subsidiaries in preparation for the listing of the shares, the Company becomes the holding company of Bluemount Financial Group Limited. To prepare for this offering, the Company underwent the reorganization with the following steps:-

Step 1 Transfer of Shares by Mr. Pan

On May 23, 2023, Mr. Pan transferred all his shares in Bluemount Financial Group Limited to Bluemount Group Limited, a company wholly owned by him.

Step 2 Incorporation of Bluemount Holdings Limited

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS - continued

Reorganization under common control - continued

Bluemount Holdings Limited was incorporated under the laws of the Cayman Islands on June 27, 2023 as an exempted company with limited liability, with the intention to become our ultimate holding company and the issuer of this offering. The authorized share capital of Bluemount Holdings was 50,000,000 divided into 50,000,000 shares each with a par value of US$0.0001.  Upon incorporation, Ogier Global Subscriber (Cayman) Limited being the initial subscriber of Bluemount Holdings Limited, held the first fully paid subscriber’s share which was then transferred to Mr. Pan Jiye on August 3, 2023.

On December 18, 2023, the Board of Directors of the Company passed a resolution to cancel the 1 ordinary share and issue 1 Class A ordinary share to Mr. Pan.

Step 3 Incorporation of WI Holdings limited

In June 2023, WI Holdings Limited was incorporated under the laws of the British Virgin Islands with the intention to become the holding vehicle for Ms. Zhou’s shares.

Step 4 Incorporation of Yes & Right Investment Limited

In January 2024, Yes & Right Investment Limited was incorporated under the laws of the British Virgin Islands with the intention to become the holding vehicle for Mr. Yan’s shares.

Step 5 Hong Kong Securities and Futures Commission (“HKSFC”) approval

The Company applied to HKSFC for approval for adding the Company as a new (indirect) substantial shareholder of the licensed companies, Bluemount Securities Limited and Bluemount Asset Management Limited.  The approval was granted on November 27, 2023.

Step 6 Share Swap

Pursuant to the terms of a share swap agreement, Echo International Holdings Group Limited, Ms. Zhou, Mr. Yan and Bluemount Group Limited sold their shares in Bluemount Financial Group Limited to Bluemount Holdings Limited, and in return, accepted the allotment of corresponding numbers of shares by Bluemount Holdings Limited. As a result, Bluemount Holdings Limited became the new holding company of the Group’s business in the corporate structure on January 16, 2024.

Step 7 Shares transfer and Notifications

On February 26, 2024, the transfer of shares from Ms. Zhou to WI Holdings Limited was completed.

On March 11, 2024, Mr. Yan transferred his shares to Yes & Right Investment Limited.

In March 2024, the Group informed the HKSFC of intention to include Yes & Right Investment Limited and WI Holdings Limited as new (indirect) shareholders of the aforesaid mentioned licensed companies.

Following the Group Reorganization, the Company owned 100% of Bluemount Financial Group Limited and the Company was owned 27.45% Mr. Pan Jiye through Bluemount Group Limited, 26.08% by Mr. Yan through Yes & Right Investment Limited, 16.47% by Ms. Zhou through WI Holdings Limited and 30.00% by Echo International Holdings Group Limited, which were the same group of controlling shareholders of Bluemount Financial Group Limited prior to the Group Reorganization.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

Reorganization under common control – continued

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS - continued

The Company, together with its wholly-owned subsidiaries, is effectively controlled by the same controlling shareholders, i.e., ultimately held 27.45% by Mr. Pan, 26.08% by Mr. Yan, 16.47% by Ms. Zhou and 30.00% by Echo International Holdings Group Limited, before and after the Group Reorganization and therefore the Group Reorganization is considered as a reverse recapitalization of entities under common control. The consolidation of the Company and its subsidiary has been accounted for at historical cost. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination. The consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows statements are prepared as if the current group structure had been in existence throughout the two-year period ended March 31, 2024, or since the respective dates of incorporation/establishment of the relevant entity. The consolidated financial position as of March 31, 2023 and 2024 present the assets and liabilities of the companies now comprising the Group which had been incorporated/established as at the relevant date of financial position as if the current group structure had been in existence at those dates.

2.	BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”). The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

These consolidated financial statements have been prepared on a historical cost basis, modified where applicable. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

New and amendments to IFRSs issued but not yet effective

The following new standard, amendments to existing standards and annual improvements have been issued, but are not effective for the financial year beginning on April 1, 2023 and have not been early adopted:

Amendments to IAS 1	Classification of Liabilities as Current or Non-current[1]
Amendments to IAS 1	Non-current Liabilities with Covenants[1]
Amendments to IAS 16	Lease Liability in a Sale and Leaseback[1]
Amendments to IAS 7 and IFRS 7	Supplier finance arrangements[1]
Amendments to IAS 21	Lack of Exchangeability[2]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]

1 Effective for annual periods beginning on or after January 1, 2024.

2 Effective for annual periods beginning on or January 1, 2025.

3 No mandatory effective date yet determined but available for adoption.

The directors of the Group anticipate that the application of all the new and amendments to IFRSs will have no material impact on the Group’s financial positions and performance and/or on the disclosures to the Group in the foreseeable future.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries.  Control is achieved when the Company:

-has power over the investee;

-is exposed, or has rights, to variable returns from its involvement with the investee; and

-has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary.  Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary.

Profit or loss and each item of other comprehensive income are attributed to the owners of the Group and to the non-controlling interests.  Total comprehensive income of subsidiaries is attributed to the owners of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Common control

Acquisition of entities under the Group Reorganization does not result in any change in economic substance. Accordingly, the consolidated financial statements of the Group are a continuation of the acquired entities and is accounted for as follows:

-The results of entities are presented as if the internal reorganization occurred from the beginning of the earliest period presented in the consolidated financial statements;

-The Group will consolidate the assets and liabilities of the acquired entities at the pre-combination carrying amounts. No adjustments are made to reflect fair values, or recognize any new assets or liabilities, at the date of the internal reorganization that would otherwise be done under the acquisition method; and

-No new goodwill is recognized as a result of the internal reorganization. The only goodwill that is recognized is the existing goodwill relating to the combining entities. Any difference between the consideration paid/transferred and the equity acquired is reflected within equity as merger reserve.

Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Leases

Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified or arising from business combinations on or after the date of initial application, the Group assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

The Group as a lessee

Right-of-use assets

The cost of right-of-use asset includes:

•the amount of the initial measurement of the lease liability;

•any lease payments made at or before the commencement date, less any lease incentives received;

•any initial direct costs incurred by the Group; and

•an estimate of costs to be incurred by the Group in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term, unless there is a transfer of ownership or purchase option which is reasonably certain to be exercised at the end of the lease term.  If there is a transfer of ownership or purchase option which is reasonably certain to be exercised at the end of the lease term, the lessee depreciates the right-of-use asset over the useful life of the underlying asset.

The Group presents right-of-use assets as a separate line item on the consolidated statement of financial position.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Leases - continued

The Group as a lessee - continued

Lease liabilities

At the commencement date of a lease, the Group recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

•fixed payments (including in-substance fixed payments) less any lease incentives receivable;

•variable lease payments that depend on an index or a rate, initially measured using the index or rate as of the commencement date;

•amounts expected to be payable by the Group under residual value guarantees;

•the exercise price of a purchase option if the Group is reasonably certain to exercise the option; and

•payments of penalties for terminating a lease, if the lease term reflects the Group exercising an option to terminate the lease.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

The Group remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever:

•the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.

•the lease payments change due to changes in market rental rates following a market rent review/expected payment under a guaranteed residual value, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate.

The Group presents lease liabilities as a separate line item on the consolidated statement of financial position.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Revenue recognition

Nature of goods or services

The nature of the goods or services provided by the Group are: provision of security related service and asset management services which include (i) brokerage services; (ii) underwriting and placement; (iii) asset management and (iv) advisory and consultancy services and trading of timepieces.

Identification of performance obligations

At contract inception, the Group assesses the goods or services promised in a contract with a customer and identifies as a performance obligation each promise to transfer to the customer either:

(a)a good or service (or a bundle of goods or services) that is distinct; or

(b)a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

A good or service that is promised to a customer is distinct if both of the following criteria are met:

(a)the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e. the good or service is capable of being distinct); and

(b)the Group’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract (i.e. the promise to transfer to good or service is distinct within the context of the contract).

Timing of revenue recognition

Revenue is recognized when (or as) the Group satisfies a performance obligation by transferring a promised good or service (i.e. an asset) to a customer.  An asset is transferred when (or as) the customer obtains control of that asset.

The Group transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

(a)the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

(b)the Group’s performance creates or enhances an asset (for example, work in progress) that the customer controls as the asset is created or enhances; or

(c)or the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If a performance obligation is not satisfied over time, the Group satisfies the performance obligation as a point in time when the customer obtains control of the promised asset.  In determining when the transfer of control occurs, the Group considers the concept of control and such indicators as legal title, physical possession, right to payment, significant risks and rewards of ownership of the asset, and customer acceptance.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Revenue recognition - continued

For income from security related service and asset management income, revenue is recognized on the following basis:

-brokerage commission on dealing in securities and future contract is recognized on a trade date basis when the services are rendered, the amount for which can be reliably estimated and it is probable that the income will be received. The brokerage commission income is due on the settlement date of their respective trade dates, normally two or three business days after the respective trade date. The revenue is recognized at a point in time (trade date) when the performance obligation has been satisfied by the completion of trades and the risks and rewards of ownership have been transferred to/from the customer. The Group acts as an agent. The transaction price is a variable consideration as the price is determined to be a fixed percentage of transaction amount. Commission fees are directly charged from the customer’s account when the transactions are executed;

-underwriting and placing commission is recognized when the relevant placing, underwriting, sub-underwriting or structured products arrangement activities are completed. Accordingly, the revenue is recognized at a point in time when the performance obligation has been satisfied by the completion of transaction and the risks and rewards of ownership have been transferred to/from the customer;

-income from provision of asset management services includes (i) investment management fee and (ii) performance fee.

(i)investment management fee is recognized over time when customers simultaneously receive and consume the benefit provided by the Group. The Group rendered asset management services to customers as a principal, which are recorded over the period of service provided. Asset management income is charged by the Group to funds monthly and collected directly out of custodial accounts. The Group provide asset management services to individual customers and charges customers management fee at fixed percentage of asset value under management in accordance with the agreements. The fee is due and paid within the specified terms of payment. The transaction price is a variable consideration as the price is determined to be a fixed percentage of asset value.

(ii)performance fees is accounted for when the return on assets under management, over a given period established in each fund’s private memorandum, exceeds certain return benchmarks or other performance benchmarks, depending on each fund’s private memorandum. Performance fees are calculated periodically. Performance fees are a form of variable consideration. The Company recognizes these fees at a point in time when the associated performance obligations are satisfied, the related uncertainties are resolved, the likelihood of a claw-back or reversal is improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating high probability of economic benefits and cash inflow to us. No performance fee is noted for the years ended March 31, 2023 and 2024.

-advisory and consultancy income is recognized over time when the relevant advises and consultancy services have been provided or rendered. The Group enter a distinct contract with its customers as a principal for the provision of advisory and consultancy services. The Group concludes that each monthly investment advisory service (1) is distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Group concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the customers is substantially similar for each month, even though the exact volume of services may vary. There is no variable consideration in the transaction price. Accordingly, based on the output methods, the Group recognizes revenues from advisory services on a monthly basis when it satisfies its performance obligations throughout the contract terms.

For income from trading of timepieces, revenue is recognized at a point in time at which the customer obtains the control of the promised asset, which generally coincides with the time when the goods are delivered to customers and the title is passed.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Employee benefits

Retirement benefit cost

Payments to the Mandatory Provident Fund Scheme are recognized as an expense when employees have rendered service entitling them to the contributions.

Borrowing costs

All borrowing costs are recognized in profit or loss in the period in which they are incurred.

Cash and cash equivalents

For the purpose of the consolidated statements of cash flows, cash and cash equivalents comprise cash on hand, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and demand deposits which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form in integral part of the Group’s cash management.

For the purposes of the consolidated statements of financial position, cash and cash equivalents comprise cash on hand and at banks which are not restricted to use.

Property, plant and equipment

Property, plant and equipment are stated in the consolidated statement of financial position at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

Depreciation is recognized so as to allocate the cost of items of property, plant and equipment over their estimated useful lives, using the straight-line method.  The estimated useful lives and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Impairment of non-financial assets

At the end of each financial year, the Group assesses the carrying amounts of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is recognized in other comprehensive income up to the amount of any previous revaluation.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A previously recognized impairment for an asset other than goodwill is only reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Inventories

Inventories are stated at the lower of cost and net realizable value.  Cost is calculated on a specific identification basis for watches.  Net realizable value is the estimated selling price for inventories less the estimated costs of completion and costs necessary to make the sale.  Cost necessary to make the sale include incremental costs directly attributable to the sale and non-incremental costs which the Group must incur to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in which the related revenue is recognized.  The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs.  The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in which the reversal occurs.

Financial assets

Initial recognition and measurement

Financial assets of the Group are classified, at initial recognition, as subsequently measured at amortized cost.

The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and the Group’s business model for managing them. The Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

All regular way purchases and sales of financial assets are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortized cost

The Group measures financial assets at amortized cost if both of the following conditions are met:

•The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows.

•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payment of principal and interest on the principal amount outstanding.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Financial assets – continued

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

•the rights to receive cash flows from the asset have expired; or

•the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent it, has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment of financial assets under IFRS 9

The Group performs impairment assessment under expected credit loss (“ECL”) model on financial assets.  The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument.  In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date.  Assessment is done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

For all instruments, the Group measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, the Group recognizes lifetime ECL.  The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Financial assets – continued

Impairment of financial assets under IFRS 9 - continued

(i)Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as of the reporting date with the risk of a default occurring on the financial instrument as of the date of initial recognition.  In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

•an actual or expected significant deterioration in the financial instrument’s internal credit rating;

•significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

•existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

•an actual or expected significant deterioration in the operating results of the debtor; and

•an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

(ii)Definition of default

For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group).

It is presumed that default has occurred when a financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate. The Group rebutted the presumption of default under ECL model for receivables over 90 days past due based on the good repayment records for those customers with continuous partial settlement and/or good credit rating of the counterparties.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Financial assets – continued

Impairment of financial assets under IFRS 9 (continued)

(iii)Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred.  Evidence that a financial asset is credit-impaired includes observable data about the following events:

(a)significant financial difficulty of the issuer or the borrower;

(b)a breach of contract, such as a default or past due event;

(c)the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider; or

(d)it is becoming probable that the borrower will enter bankruptcy or other financial reorganization.

(iv)Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings.  Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate.  A write-off constitutes a derecognition event.  Any subsequent recoveries are recognized in profit or loss.

(v)Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default.  The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information.  Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights.

Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

Where ECL is measured on a collective basis or cater for cases where evidence at the individual instrument level may not yet be available, the financial instruments are grouped on the past due status and settlement pattern of debtors.  The grouping is regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Financial assets – continued

Impairment of financial assets under IFRS 9 - continued

(v)Measurement and recognition of ECL - continued

The Group recognizes an impairment gain or loss in profit or loss for all financial instruments by adjusting their carrying amount.

Financial liabilities and equity

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.  Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

Financial liabilities at amortized cost

Financial liabilities including trade and other payables, loan from a former related company, amount due to a director and dividend payables are subsequently measured at amortized cost, using the effective interest method.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired.  The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Taxation

Current tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from “profit before tax” as reported in the consolidated statement of profit or loss and other comprehensive income because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax base used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.  Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Taxation (continued)

Deferred tax (continued)

For the purposes of measuring deferred tax for leasing transactions in which the Group recognizes the right-of-use assets and the related lease liabilities, the Group first determines whether the tax deductions are attributable to the right-of-use assets or the lease liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively.

Foreign currency translation

The functional currency is determined using the currency of the primary economic environment in which that entity operates. The functional currency, as determined by management, of the Company is Hong Kong dollars (“HK$”).

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in the statement of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Provisions and Contingencies

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past event, and it is probable that an outflow of economic resources will be required to settle that obligation and the amount be estimated reliably. Provisions are measured at the management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period. Where the effect of the time value of money is material, the amount of the provision shall be discounted to present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and risks specific to the obligation.

When discounting is used, the increase in the provision due to passage of time is recognized as a finance cost in profit or loss.

Contingencies

As of March 31, 2023 and 2024, the Group was not a party to any material legal or administrative proceedings. From time to time, the Group is involved in various other legal and regulatory proceedings arising in the normal course of business. While the Group cannot predict the occurrence or outcome of these proceedings with certainty, it does not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to the Group’s consolidated financial condition or cash flows; however, an unfavorable outcome could have a material adverse effect on the Group’s results of operations.

Government grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received, and all attaching conditions will be complied with. Where the grant relates to an asset, the fair value is recognized as deferred capital grant on the consolidated statements of financial position and is amortized to profit or loss over the expected useful life of the relevant asset by equal annual instalments. Where the grant relates to an expense item, it is recognized in profit or loss over the period necessary to match them on a systematic basis to the costs that it is intended to compensate.

Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the profit attributable to common shareholders equals the reported profit attributable to owners of the Group.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Critical Accounting Estimates and Significant Management Judgments

IMPAIRMENT ASSESSMENT ON TRADE RECEIVABLES

The Group calculates ECL for the trade receivables individually or collectively.  Except for significant balances or credit-impaired amounts which are assessed for impairment individually, the remaining trade receivables are grouped under a collective assessment after considering internal credit ratings of debtors, ageing, repayment history and/or past due status of respective trade receivables.  Estimated loss rates are based on historical observed default rates over the expected life of the debtors and are adjusted for supportable forward-looking information that is reasonable and supportable available without undue costs or effort.  The provision of ECL is sensitive to changes in estimates.  At every reporting date, the historical observed default rates are reassessed and changes in the forward-looking information are considered.

4.	REVENUE

Breakdown of revenue

	For the year ended March 31,
	2023	2024
	HK$’000	HK$’000
Recognized at a point in time
Security related service and asset management income [1]
- Brokerage income and underwriting and placement commissions – third parties	535	54

Trading of timepieces – third parties	7,386	13,288

Recognized over time
Security related service and asset management income [1]
- Asset management fee – related parties (Note 15(b))	703	766
- Advisory and consultancy fee – third parties	29,700	18,740

Total	38,324	32,848

1 Security related service and asset management income comprises brokerage income, asset management fee, underwriting and placement commissions, as well as advisory and consultancy fee.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

5.	COST OF REVENUE

Breakdown of cost of revenue

	For the year ended March 31,
	2023	2024
	HK$’000	HK$’000
Security related service and asset management [1]	2,476	2,585
Trading of timepieces – third parties	7,259	12,493

	9,735	15,078

1For the year ended March 31, 2024, included in the costs of security related service and asset management are mainly the direct labor costs with aggregate carrying amount of HK$2,477,000 (2023: HK$2,256,000), director salary of HK$20,000 (2023: HK$120,000) as well as security handling cost of HK$88,000 (2023: HK$100,000).

6.	OTHER INCOME

	2023	2024
	HK$’000	HK$’000
Interest income from cash and margin clients – third parties	1,288	-
Sundry income – third parties	257	-
Interest income from bank – third parties	-	1

	1,545	1

For the year ended March 31, 2024, included in the Sundry income – third parties, the Group recognized government subsidies of HK$nil (2023: HK$72,000) related to the Employment Support Scheme (“ESS”) under the Anti-epidemic fund from the Hong Kong Government to provide financial support to enterprises to retain their employees. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. There were no unfulfilled conditions nor other contingencies attached to the ESS funding.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

7.	ADMINISTRATIVE EXPENSES

	2023	2024
	HK$’000	HK$’000
Salaries and benefits	-	32
Office and miscellaneous	1,102	978
Building management fees and rates	235	253
Professional fees	392	1,823
Depreciation – property, plant and equipment (Note 10)	883	833
Depreciation – right-of-use assets (Note 11)	973	973
Bank charges	20	51
Others	38	30

Total	3,643	4,973

Office and miscellaneous mainly represent office supplies, insurance, recruitment expense, travelling, entertainment and sundry expenses.

Professional fees mainly represent audit fees, legal fees and secretarial fees.

8.	FINANCE COSTS

	2023	2024
	HK$’000	HK$’000
Interest expense on lease liabilities	115	68
Interest expense on dividend payable with a related party (Note 15b)	348	348
Imputed interest on amount due to a director	134	158
Imputed interest on amount due to related parties, net	66	65

	663	639

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

9.	TAXATION

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The subsidiaries of the Group are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended March 31, 2024 and 2023 Hong Kong Profits Tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HK$ 2 million of assessable profits is 8.25% and assessable profits above HK$ 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong.

The taxation expense is attributable to the following tax jurisdictions:

	2023	2024
	HK$’000	HK$’000
Hong Kong
- Charged for the year	4,332	2,085

Cayman Islands
- Charged for the year	-	-

Taxation	4,332	2,085

The taxation can be reconciled to the profit before tax per the statement of loss and comprehensive loss as follows:

	2023	2024
	HK$’000	HK$’000
Profit before tax	5,206	11,296
Income tax rate	16.5%	16.5%

Tax at the domestic income tax rate of 16.5%	859	1,864

Tax effect of income not taxable for tax purpose	(42)	-
Tax effect of expenses not deductible for tax purpose	3,551	247
Tax effect of two-tier profits tax rates regime	(165)	(165)
Tax effect of tax loss not recognized	35	102
Unrecognized temporary differences	121	113
Utilization of tax losses previously not recognized	(15)	(52)
Tax concession	(12)	(24)

Taxation for the year	4,332	2,085

The Group has not recognized deferred tax assets arising from deductible temporary differences on net decelerated tax depreciation as it is uncertain that the related tax benefits can be realized through future taxable profit.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

10.	PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvement	Office equipment	Computer equipment	Total
	HK$’000	HK$’000	HK$’000	HK$’000
COST
At April 1, 2022, March 31, 2023 and 2024	3,548	213	588	4,349

ACCUMULATED DEPRECIATION
At April 1, 2022	1,088	203	578	1,869
Provided for the year	863	10	10	883

At March 31, 2023	1,951	213	588	2,752
Provided for the year	833	-	-	833

At March 31, 2024	2,784	213	588	3,585

CARRYING VALUES
At March 31, 2024	764	-	-	764
At March 31, 2023	1,597	-	-	1,597

The above items of property, plant and equipment are depreciated on a straight-line basis, after taking into account of their estimated residual values, at the following rates per annum:

Leasehold improvement	3 - 5 years[1]
Office equipment	5 years
Computer equipment	5 years

1    Leasehold improvement is depreciated over useful life of 5 years (20% per annum) or over the lease term, whichever is shorter.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

11.	RIGHT-OF-USE ASSETS

Leased properties
HK$’000
COST
At April 1, 2022, March 31, 2023 and 2024	2,919

ACCUMULATED DEPRECIATION
At April 1, 2022	243
Provided for the year	973

At March 31, 2023	1,216
Provided for the year	973

At March 31, 2024	2,189

CARRYING VALUES
At March 31, 2024	730
At March 31, 2023	1,703

12.	PREPAYMENTS AND DEPOSITS AND OTHER RECEIVABLES

	2023	2024
	HK$’000	HK$’000
Non-current assets
Deposits on lease – third parties	453	105

Current assets
Deposits on lease – third parties	41	393
Prepayments – third parties	52	20
Other receivables – third parties	6	7
Other receivables – related parties	143	160
	242	580

13.	INVENTORIES

	2023	2024
	HK$’000	HK$’000
Finished goods - timepieces	17,793	18,603

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

14.	TRADE RECEIVABLES

	2023	2024
	HK$’000	HK$’000

Trade receivables arising from:
- Security related service and asset management income– related parties	8,905	8,342
- Security related service and asset management income– third parties	35,428	48,517
- Trading of timepieces – third parties	290	4,194
Less: impairment allowance	(35,199)	(36,062)

Total	9,424	24,991

For trade receivables arising from securities related service and asset management services and trading of timepieces, no ageing analysis is disclosed, as in the opinion of the directors of the Group, the ageing analysis does not give additional value in view of the nature of business.

All the trade receivables, net of loss allowance, are expected to be recovered within one year.

For other trade receivables arising from contracts with customers, the Group generally allows a credit period of 30 days (2023: 30 days) to its customers.  As of March 31, 2024, included in the Group’s trade receivables balance are debtors with aggregate carrying amount of HK$60,502,000 (2023: HK$44,507,000) which are past due as of the reporting date. Out of the past due balances, HK$48,793,000 (2023: HK$36,007,000) has been past due over 90 days and is not considered as in default by considering the historical payment arrangement of these trade receivables.

Details of the impairment assessment of trade receivables are set out in Note 26b.

15.	RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties

Name	Relationship with the Group
Bluemount Group Limited	Shareholder of the Company
Echo International Holdings Group Limited	Shareholder of the Company
ECGO International Limited	Substantial shareholder of Echo International Holdings Group Limited (“Echo International”) until October 18, 2023
Yuk Cuisine Limited	Common directors (Ms. Chan Wan Shan Sandra and Mr. Pan Jiye) and a wholly-owned subsidiary of Echo International
Yuk Cuisine (Hong Kong) Limited	Common directors (Ms. Chan Wan Shan Sandra and Mr. Pan Jiye) and a wholly-owned subsidiary of Echo International
Bluemount Investment Fund SPC	Common director (Ms. Chan Wan Shan Sandra and Mr. Pan)
Ms. Chan Wan Shan Sandra	Director of the Company
Mr. Pan Jiye	Director of the Company

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

15.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

d)Amount due to a director

	2023	2024
	HK$’000	HK$’000

Amount due to a director
Chan Wan Shan Sandra	2,671	3,168

The amounts are unsecured, non-interest bearing and repayable on demand.

e)Transactions with related parties

		2023	2024
Name of related parties	Transaction nature	HK$’000	HK$’000

Echo International Holdings Group Limited	Interest expense on dividend payables	348	348
Echo International Holdings Group Limited	Placing commission income	505	-
Bluemount Investment Fund SPC[1] - Cyber Investment Fund SP	Asset management fee	55	7
Bluemount Investment Fund SPC[1] - Bluemount Investment Fund SP	Asset management fee	623	429
Bluemount Investment Fund SPC[1] - Sunrise Global Strategies Fund SP	Asset management fee	25	-
Global New Normal Anti-Inflation Limited Partnership Fund SPC[2]	Asset management fee	-	330

1 Bluemount Asset Management Limited (“BAML”) was appointed by Bluemount Investment Fund SPC (the “Fund”) as the investment manager (“Manager”) to manage 3 Segregated Portfolios of the Fund. Included but not limited to making investment decisions, implementing investment strategies, and ensuring compliance with applicable regulations and guidelines.

2 BAML was appointed by this fund as the Manager of Global New Normal Anti-Inflation Limited Partnership Fund SPC to manage the Segregated Portfolio of this fund. Included but not limited to making investment decisions, implementing investment strategies, and ensuring compliance with applicable regulations and guidelines.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

15.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

b)Transactions with related parties - continued

i)Cyber Investment Fund SP (“Cyber SP”)

Pursuant to the supplement to the Private Placement Memorandum between Cyber SP and BAML, Cyber SP shall pay BAML an asset management fee equal to one-fourth of 0.9 per cent per quarter of the net asset value of each series of Class A shares as at the last valuation day in each quarter. The asset management fee will be calculated quarterly and payable in Hong Kong dollars in arrears as soon as reasonably practicable after the end of March, June, September and December in each year. BAML will also be entitled to receive a performance fee from Cyber SP in respect of each series of participating share in issue. For each performance period, the performance fee in respect of each series of Class A shares will be equal to forty per cent of the appreciation in the net asset value of the series during the performance period above the high watch mark.

ii)Bluemount Investment Fund SP (“Bluemount SP”)

Pursuant to the supplement to the Private Placement Memorandum between Bluemount SP and BAML, Bluemount SP shall pay BAML an asset management fee equal to one-fourth of 2 per cent per quarter of the net asset value of each series of Class A shares as at the last valuation day in each quarter. The asset management fee will be calculated quarterly and payable in Hong Kong dollars annually in arrears. BAML will also be entitled to receive a performance fee from Bluemount SP in respect of each series of participating share in issue. For each performance period, the performance fee in respect of each series of Class A shares will be equal to thirty per cent of the appreciation in the net asset value of the series during the performance period above the high watch mark.

iii)Sunrise Global Strategies Fund SP (“Sunrise Global SP”)

Pursuant to the Private Placement Memorandum between Sunrise Global SP and BAML, Sunrise Global SP shall pay BAML an asset management fee equal to 1% per annum based on the net asset value of each series of Class A shares before deduction of that period’s management fee and before making any deduction for any accrued performance fees. The asset management fee will be calculated as at each valuation day and payable in US dollars monthly in arrears. BAML will also be entitled to receive a performance fee from Sunrise Global SP in respect of each series of Class A shares. For each performance period, the performance fee in respect of each series of Class A shares shall equal to 20% appreciation in the net asset value of the series during the performance period above the high water mark.

Bluemount Investment Fund SPC is considered a related party to the Group since both entities share common directors.

iv)     Global New Normal Anti-Inflation Limited Partnership Fund SPC (“Global New SPC”)

Pursuant to the investment management agreement dated April 19, 2023 between Global New SPC and BAML, Global New SPC shall pay BAML a fixed monthly fee of HK$30,000 at the end of each month. The monthly fee will be payable in Hong Kong dollar in arrears as soon as reasonably practicable after the end of each month. In addition, Global New SPC shall also pay BAML an asset management fee equal to 0.5% per quarter of the net asset value of each series of portfolio (before deduction of that quarter's management fee) as at the last valuation day in each quarter. The asset management fee will be calculated quarterly and payable in Hong Kong dollar in arrears as soon as reasonably practicable after the end of March, June, September and December in each year.

Global New SPC is considered as a related party to the Group. This classification arises because the Group has been designated as the investment manager for this fund.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

15.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

c)Balances with related parties

		2023	2024
Name of related parties	Balance nature	HK$’000	HK$’000

Bluemount Investment Fund SPC	Trade receivables	1,675	2,105
Cyber Investment Fund SPC	Trade receivables	7,230	6,237
Echo International Holdings Group Limited	Dividend payables	6,096	6,444
Bluemount Group Limited	Other receivables	10	26
Bluemount Investment Fund SPC	Other receivables	133	133
Bluemoung Financial Holdings Limited	Other receivables	-	1
ECGO International Limited	Loan	350	150
Yuk Cuisine Limited	Other payables	1,066	1,066
Yuk Cuisine (Hong Kong) Limited	Other payables	250	250

The above balances are unsecured and repayable on demand except for the outstanding dividend payable by Bluemount Financial Group Limited to Echo International Holdings Group Limited which has a stated interest rate of at 7% per annum.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

15.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

(d)Interests in subsidiaries

Particulars of the subsidiaries as of March 31, 2023 and 2024 are as follows:

Name of subsidiary	Place of Incorporation / operations	Issued and fully paid share capital	Proportion of voting power held by the Group		Principal activities
			2023	2024
Directly:
Bluemount Financial Group Limited	Hong Kong	Ordinary HK$23,010,300	100%	100%	Investment holding
Indirectly:
Bluemount Securities Limited	Hong Kong	Ordinary HK$18,000,000	100%	100%	Financial and brokerage services
Bluemount Asset Management Limited	Hong Kong	Ordinary HK$5,000,000	100%	100%	Wealth and asset management services
Bluemount Capital Limited	Hong Kong	Ordinary HK$10,000	100%	100%	Advisory services
Bluemount Commodities Limited	Hong Kong	Ordinary HK$100	100%	100%	Trading of timepieces

16.	BANK BALANCES – CLIENT ACCOUNTS

The Group receives and holds money deposited by clients and other institutions in the course of the conduct of the regulated activities of its ordinary business. These clients’ monies are maintained in one or more segregated bank accounts. The Group has recognized the corresponding trade payables to respective clients and other institutions.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

17.	TRADE PAYABLES

	2023	2024
	HK$’000	HK$’000
Trade payables arising from the business of dealing in securities:
- Cash clients – third parties	57,812	55,919
- Margin clients – third parties	4,331	4,321
- Others – third parties	3	127
Trade payables arising from consultancy services – third parties	1,400	1,300

	63,546	61,667

18.	OTHER PAYABLES AND ACCRUALS

	2023	2024
	HK$’000	HK$’000

Other payables to related parties (Note 15(c))	1,316	1,316
Accrued operating expenses	378	305

	1,694	1,621

19.	LOAN FROM A FORMER RELATED COMPANY

	2023	2024
	HK$’000	HK$’000
Loan from a former related company[1]	350	150

The former related company was a substantial shareholder of one of the shareholders of the Company as at March 31, 2023. With effect from October 18, 2023, the former related company is no longer a substantial shareholder of one of the shareholders as it has disposed the corresponding equity shares. Please refer to Note 15(c) for details.

1 The amount is unsecured, interest-free and repayable on demand.

20.	DIVIDEND PAYABLES

	2023	2024
	HK$’000	HK$’000
Dividend payables – related party (Note 15(c))	6,096	6,444

The amount represented the dividend payable by Bluemount Financial Group Limited to Echo International Holdings Group Limited which is unsecured, interest-bearing at 7% per annum and repayable on demand.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

21.	LEASE LIABILITIES

The Group entered into a three-year non-cancellable operating lease contract for leasing a corporate office in Hong Kong since January 2022. The following table presents lease obligations for the Group for the years ended March 31, 2023 and 2024.

	2023	2024
	HK$’000	HK$’000
As of April 1	2,764	1,827
Interest expenses	115	68
Lease payment	(1,052)	(1,052)
As of March 31	1,827	843

Lease Liabilities
Current potion	984	843
Long-term portion	843	-
Total lease liabilities	1,827	843

Maturity analysis
Less than one year	984	843
One to two years	843	-
Total undiscounted lease liabilities	1,827	843
Amount representing implicit interest	(85)	(18)
Lease obligation	1,742	825

The weighted average incremental borrowing rates applied to lease liabilities is 5% (2023: 5%).

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

22.	SHARE CAPITAL

As of the date hereof, our authorized share capital is US$50,000 divided into 50,000,000 Class A Ordinary Shares of par value US$0.0001 each and 450,000,000 Class B Ordinary Shares of par value US$0.0001 each.

Each holder of Ordinary Shares shall, on a poll, be entitled to one vote for each share he or she holds save that each holder of Class A Ordinary Shares shall, on a poll, be entitled to exercise twenty votes for each Class A Ordinary Share he or she holds on any and all matters.

Each Class A Ordinary Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such Share, at the office of the Company or any transfer agent for such Shares, into one fully paid and non-assessable Class B Ordinary Share. All conversions of Class A Ordinary Shares to Class B Ordinary Shares shall be affected by way of redemption or repurchase by the Company of the relevant Class A Ordinary Shares and the simultaneous issue of Class B Ordinary Shares in consideration for such redemption or repurchase.

On June 27, 2023 (date of incorporation), the Company issued 1 ordinary share with a par value of US$0.0001. On December 18, 2023, the Board of Directors of the Company passed a resolution to cancel the 1 Ordinary Share and issued 1 Class A Ordinary Share to Mr. Pan.

On January 16, 2024, the Board of Directors of the Company passed a resolution to issue 23,010,299 Class A Ordinary Shares to its shareholders.

As of March 31, 2024, 23,010,300 Class A Ordinary Shares were issued and outstanding, while the Group has not issued any Class B Ordinary Shares.

23.	COMMITMENTS AND CONTINGENCIES

Litigation and contingencies

From time to time, the Group may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. Management is currently not aware of any such legal proceedings or claims that could have, individually or in the aggregate, a material adverse effect on the Group’s business, financial condition, or operating results.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

24.	REGULATORY REQUIREMENTS

The following table summarizes the minimum regulatory capital as established by the HKSFC that the Group was required to maintain as of March 31, 2024 and 2023 and the actual amounts of capital that were maintained.

Capital requirement as of March 31, 2024	Minimum regulatory capital requirements	Capital level maintained
	HK$’000	HK$’000
Bluemount Securities Limited	3,000	3,781
Bluemount Asset Management Limited	100	240

Capital requirement as of March 31, 2023	Minimum regulatory capital requirements	Capital level maintained
	HK$’000	HK$’000
Bluemount Securities Limited	3,000	4,990
Bluemount Asset Management Limited	100	789

The Group’s operation subsidiaries maintain a capital level greater than the minimum regulatory capital requirements and it is in compliance with the minimum regulatory capital established by the HKSFC.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

25.	CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximizing the return to the shareholders through the optimization of the debt and equity balance. The directors have agreed not to demand for repayment from the Group for the next coming twelve months from the date of reporting period and agreed to provide adequate funds to enable the Group to meet in full its financial obligations as they fall due for the foreseeable future. The Group’s overall strategy remains unchanged from prior year.

The directors of the Group review the capital structure on an on-going basis. As part of this review, the directors consider the cost of capital and the risks associated with the share capital. Based on recommendations of the directors, the Group will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debts or the redemption of existing debts.

26.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	2023	2024
	HK$’000	HK$’000
Financial assets
Amortized cost
Trade receivables - net	9,424	24,991
Deposit and other receivables	643	665
Bank balance – client accounts	62,143	60,240
Bank balances and cash	8,913	4,282
	81,123	90,178
Financial liabilities
Amortized cost
Trade payables	63,546	61,667
Other payables	1,316	1,316
Amount due to a director	2,671	3,168
Loan from a former related company	350	150
Dividend payables	6,096	6,444
Lease liabilities	1,827	843
	75,806	73,588

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

26.	FINANCIAL INSTRUMENTS - continued

b.	Financial risk management objectives and policies

The major financial instruments of the Group include trade and other receivables, bank balances and cash, bank balances - client accounts, trade and other payables, amount due to a director, loan from a former related company and dividend payables. Details of the financial instruments are disclosed in the respective notes. The risks associated with these financial instruments include market risk (represented by interest rate risk), credit risk and liquidity risk. The policies on how to mitigate these risks are set out below. The Group’s management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

i) Market risk

Interest rate risk

The Group is primarily exposed to fair value interest rate risk in relation to bank balances and dividend payables.  The Group has not used any derivative contracts to hedge its exposure to such interest rate risk.  However, the directors of the Group monitors interest rate exposure and will consider other necessary action when significant interest rate exposure is anticipated.

Sensitivity analysis

No sensitivity analysis is presented since the directors of the Group consider that the Group’s exposure to interest rate risk is insignificant.

ii) Credit risk

Credit risk refers to the risk that the Group’s counterparties default on their contractual obligations resulting in financial losses to the Group. The Group’s credit risk exposures are primarily attributable to bank balances - client accounts, bank balances and cash and trade and other receivables. The Group does not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

Bank balances – client accounts

Cash segregated for regulatory purpose is deposited in financial institutions as required by the Hong Kong Securities and Futures Ordinance. These financial institutions are of sound credit ratings and hence management believes that there is no significant credit risk related to cash held for regulatory purpose.

The Group’s securities trading activities are transacted on either a cash or margin basis. The Group’s credit risk is limited because substantially all of the contracts entered into are settled directly at securities clearing organizations. In margin transactions, the Group extends credit to customers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers’ account. IPO loans are exposed to credit risk from customers who fail to repay the loans upon IPO stock allotment. The Gorup monitors the customers’ collateral level and has the right to dispose of the newly allotted stocks once the stocks first start trading. No IPO loans are outstanding as at March 31, 2024 and 2023.

In connection with its clearing activities, the Group is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Group. Customers are required to complete their transactions by the settlement date, generally two business days after the trade date. If customers do not fulfil their contractual obligations, the Group may incur losses. The Group has established procedures to reduce this risk by generally requiring customers to deposit sufficient cash and/or securities into their account prior to placing an order.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

26.	FINANCIAL INSTRUMENTS - continued

b.	Financial risk management objectives and policies – continued

ii) Credit risk - continued

Bank balances and cash

The credit risk of bank balances and cash is limited because the majority of the counterparties are international banks with good reputation. Based on the average loss rate, the 12m ECL on bank balances is considered to be insignificant.

Expected credit losses assessment

The Group’s maximum exposure to credit risk in the event that counterparties fail to perform their obligations at the end of the reporting period in relation to each class of recognized financial assets is the carrying amounts of those assets as stated in the consolidated statement of financial position. The Group’s credit risk is primarily attributable to its trade and other receivables. In order to minimize credit risk, the directors review the recoverable amount of each individual receivable regularly to ensure that adequate impairment losses are recognized for irrecoverable receivable. In this regard, the directors consider that the Group’s credit risk is significantly reduced.

The Group considers whether there has been a significant increase in credit risk of financial assets on an ongoing basis throughout each reporting period by comparing the risk of a default occurring as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding-looking information. Especially the following information is used:

– internal credit rating;

– external credit rating (if available);

– actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the borrower’s ability to meet its obligations;

– actual or expected significant changes in the operating results of the borrower;

– significant increases in credit risk on other financial instruments of the same borrower; and

– significant changes in the expected performance and behavior of the borrower, including changes in the payment status of borrowers.

Despite the aforegoing, the Group assumes that the credit risk on a debt instrument has not increased significantly since initial recognition if the debt instrument is determined to have low credit risk at the reporting date. A debt instrument is determined to have low credit risk if (i) it has a low risk of default, (ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and (iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

26.	FINANCIAL INSTRUMENTS - continued

b.	Financial risk management objectives and policies

ii) Credit risk - continued

Financial assets are written off when there is no reasonable expectation of recovery, such as a debtor failing to engage in a repayment plan with the Group. Where loans or receivables have been written off, the Group, if practicable and economical, continues to engage in enforcement activity to attempt to recover the receivable due.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

The Group recognizes lifetime ECL for trade receivables. The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data and forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights. The Group uses a practical expedient in estimating ECL on certain trade receivables using a provision matrix taking into consideration historical credit loss experience, adjusted for forward-looking information that is available without undue cost or effort.

The ECL on trade receivables are assessed individually for customers with discretionary risk exposure and/ or collectively for the remaining customers with common risk characteristics using a provision matrix based on aging of outstanding balances.

Individual customers with discretionary risk exposure are assessed individually for the credit risk based on their probability of default and exposure of default. The remaining customers are assessed collectively by using provision matrix based on historical credit loss experience adjusted by forward-looking estimates. The grouping is regularly reviewed by the management of the Group to ensure relevant information about specific debtors is updated. Forward-looking information is used by the management of the Group to assess both the current as well as the forecast direction of conditions at the reporting date.

Generally, the ECL is estimated as the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

The Group uses two categories for non-trade receivables which reflect their credit risk and how the loss provision is determined for each of the categories. In calculating the expected credit loss rates, the Group considers historical loss rates for each category and adjusts for forward-looking data.

Category Definition Loss provision

Performing Low risk of default and strong12m ECL

 capacity to repay

Non-performing Significant increase in credit risk Lifetime ECL

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

26.	FINANCIAL INSTRUMENTS - continued

b.	Financial risk management objectives and policies – continued

	2023	2024
Breakdown of impairment allowance	HK$’000	HK$’000
Trade receivables from margin clients	5,004	5,004
Trade receivables from cash clients	2,360	2,360
Trade receivables from contracts with customers	27,835	28,698

Total	35,199	36,062

(i) ECL for the trade receivables from margin clients

The Group provides financing services only to recognized and creditworthy third parties.  Credits are extended to securities margin clients subject to the marginable value of the listed securities pledged with the Group.  The margin ratios are reviewed and determined periodically.

The Group applies simplified approach under IFRS 9 to provide for ECL using lifetime expected loss provision for trade receivables.  The management performs impairment assessment under ECL model on trade receivables with credit-impaired individually or based on collective assessment.

The information about the ECL for the trade receivables from margin clients at the end of the reporting period based on the Group’s internal credit risk grading assessment is recognized below.

	Gross carrying amount	Loss allowance	Net carrying amount
	HK$’000	HK$’000	HK$’000
At March 31, 2024
Non-performing	5,004	(5,004)	-

At March 31, 2023
Non-performing	5,004	(5,004)	-

The movement in the loss allowance for trade receivables from margin clients during the year is recognized below.

	Performing	Non-performing	Total
	HK$’000	HK$’000	HK$’000
At April 1, 2022	-	4,144	4,144
Increase in loss allowance	-	860	860
At March 31, 2023 and April 1, 2023	-	5,004	5,004
Increase in loss allowance	-	-	-
At March 31, 2024	-	5,004	5,004

During the year ended March 31, 2024, net impairment loss of HK$nil (2023: HK$860,000) was recognized for trade receivables from margin clients during the year.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

26.	FINANCIAL INSTRUMENTS - continued

b.	Financial risk management objectives and policies – continued

(ii) ECL for trade receivables from cash clients

The information about the ECL for the trade receivables from cash clients at the end of the reporting period based on the Group’s internal credit risk grading assessment is summarized below.

	Gross carrying amount	Loss allowance	Net carrying amount
	HK$’000	HK$’000	HK$’000
At March 31, 2024
Non-performing	2,360	(2,360)	-

At March 31, 2023
Non-performing	2,360	(2,360)	-

The movement in the loss allowance for trade receivables from cash clients during the year is summarized below.

	Performing	Non-performing	Total
	HK$’000	HK$’000	HK$’000
At April 1, 2022	-	2,076	2,076
Increase in loss allowance	-	284	284
At March 31, 2023 and April 1, 2023	-	2,360	2,360
Increase in allowance	-	-	-
At March 31, 2024	-	2,360	2,360

During the year ended March 31, 2024, net impairment loss of HK$nil (2023: HK$284,000) was recognized during the year.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

26.	FINANCIAL INSTRUMENTS - continued

b.	Financial risk management objectives and policies – continued

(iii) ECL for trade receivables from contracts with customers

The Group applies simplified approach under IFRS 9 to provide for ECL using lifetime expected loss provision for trade receivables from contracts with customers.  The management performs impairment assessment under ECL model on trade receivables with credit-impaired individually or based on collective assessment.

The information about the ECL for the trade receivables from contracts with customers at the end of the reporting period based on the Group’s internal credit risk grading assessment is summarized below.

	Gross carrying amount	Loss allowance	Net carrying amount
	HK$’000	HK$’000	HK$’000
At March 31, 2024
Performing	-	-	-
Non-performing	53,689	(28,698)	24,991
	53,689	(28,698)	24,991

At March 31, 2023
Performing	-	-	-
Non-performing	37,259	(27,835)	9,424
	37,259	(27,835)	9,424

The movement in the loss allowance for trade receivables from contracts with customers during the year is summarized below.

	Performing	Non-performing	Total
	HK$’000	HK$’000	HK$’000
At April 1, 2022	-	9,157	9,157
Increase in allowance	-	18,678	18,678
At March 31, 2023	-	27,835	27,835
Increase in allowance	-	863	863
At March 31, 2024	-	28,698	28,698

During the year ended March 31, 2024, net impairment loss on trade receivables from contracts with customers of HK$863,000 (2023: HK$18,678,000) was recognized during the year.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

26.	FINANCIAL INSTRUMENTS - continued

b.	Financial risk management objectives and policies - continued

Concentration of credit risk

The Group’s exposure to credit risk associated with its activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes.

Details of the customers accounting for 10% or more of total revenue are as follows:

	2023	2023	2024	2024
	HK$’000%		HK$’000%
Customer A	*	-	13,288	40%

Customer B	25,500	67%	*	-

Customer C	7,096	19%	*	-

* Less than 10% of the total revenue

The Group has concentration of credit risk as 30.43% (2023: 50.42%) of the total trade receivables gross carrying amount which was due from Customer B within the security related service and asset management income segment. In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits and credit approvals.

The disclosure of customers represents separate and distinct customers and there are no other customers listed that also comprise a significant percentage of either the Group’s revenues and trade receivables for any year presented.

Other receivables

As part of the Group’ credit risk management, the directors of the Group have obtained understanding to the credit background of the debtors and undertaken the internal credit approval process.  The Group applies internal credit rating for its debtors.  As of March 31, 2024 and March 31, 2023, the other receivables subject to ECL assessment were classified as “performing” by the management pursuant to their assessment.  The gross carrying amounts of the other receivable are disclosed in Note 12. During the year ended March 31, 2024, an impairment loss amounting to HK$nil (2023: HK$800,000) was recognized in profit or loss.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

26.	FINANCIAL INSTRUMENTS - continued

b.	Financial risk management objectives and policies

iii) Liquidity risk

The following table details the Group’s remaining contractual maturity for its non-derivative financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

	On demand or less than 1 year	1 to 5 years	Over 5 years	Total undiscounted cash flows	Carrying amount
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At March 31, 2024
Trade payables	61,667	-	-	61,667	61,667
Other payables	1,316	-	-	1,316	1,316
Amount due to a director	3,168	-	-	3,168	3,168
Loan from a former related company	150	-	-	150	150
Dividend payables	6,792	-	-	6,792	6,444
Lease liabilities	861	-	-	861	843
	73,954	-	-	73,954	73,588

At March 31, 2023
Trade payables	63,546	-	-	63,546	63,546
Other payables	1,316	-	-	1,316	1,316
Amount due to a director	2,671	-	-	2,671	2,671
Loan from a former related company	350	-	-	350	350
Dividend payables	6,444	-	-	6,444	6,096
Lease liabilities	1,052	861	-	1,913	1,827
	75,379	861	-	76,240	75,806

iv) Fair value measurements of financial instruments

The directors of the Group consider that the carrying amounts of the financial assets and financial liabilities of the Group recorded at amortized cost in the consolidated financial statements at the end of each reporting period approximate their fair values.  Such fair values have been determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation technique used to measure fair value as follows:

•Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

•Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly; and

•Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs)

There were no transfers between levels 1, 2 and 3 during the year.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

27.	SEGMENT INFORMATION

	For the year ended March 31, 2023
	Security related service and asset management income	Trading of timepieces	Corporate	Eliminations	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Revenue	30,938	7,386	-	-	38,324
Cost of revenue	(2,476)	(7,259)	-	-	(9,735)
Other income	1,545	-	-	-	1,545
Impairment loss on trade and other receivables, net of reversal	(19,822)	-	(800)	-	(20,622)
Administrative expenses	(3,428)	(38)	(177)	-	(3,643)
Finance costs	219	86	(968)	-	(663)
Profit/(loss) before tax	6,976	175	(1,945)	-	5,206

Total assets	109,792	20,843	23,010	(51,377)	102,268
Total liabilities	(64,453)	(27,262)	(20,194)	28,366	(83,543)

	For the year ended March 31, 2024
	Security related service and asset management income	Trading of timepieces	Corporate	Eliminations	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Revenue	19,560	13,288	-	-	32,848
Cost of revenue	(2,585)	(12,493)	-	-	(15,078)
Other income	1	-	2,000	(2,000)	1
Impairment loss on trade and other receivable, net of reversal	(830)	(33)	-	-	(863)
Administrative expenses	(5,278)	(73)	(1,622)	2,000	(4,973)
Finance costs	243	86	(968)	-	(639)
Profit/(loss) before tax	11,111	775	(590)	-	11,296

Total assets	115,338	25,602	23,010	(53,655)	110,295
Total liabilities	(62,328)	(30,224)	(20,230)	30,646	(82,136)

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

27. SEGMENT INFORMATION - continued

The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the management for making decisions, allocating resources and assessing performance.

The Group has two reportable segments: security related service and asset management and trading of timepieces. Segments were identified based on the Group’s internal reporting and how the chief operating decision maker (“CODM”) assesses the performance of the business.

- The security related service and asset management segment generated (i) commission and handling income by offering securities dealing and brokerage services, securities underwriting and placing services, IPO subscription and other financing services; (ii) income when the advisory services were provided, or the relevant services have been rendered; and (iii) asset management fee by providing asset management services.

- The trading of timepieces segment generated income at the point the customers purchased the watches from the Group.

All assets of the Group are located in Hong Kong and all revenues are all generated in Hong Kong.

28.RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

	Lease liabilities	Amount due to a director	Loan from a former related company	Total
	HK$’000	HK$’000	HK$’000	HK$’000

At April 1, 2022	2,764	1,770	350	4,884
Financing cash flows	(1,052)	901	-	(151)
Finance costs	115	-	-	115

At March 31, 2023	1,827	2,671	350	4,848
Financing cash flows	(1,052)	497	(200)	(755)
Finance costs	68	-	-	68

At March 31, 2024	843	3,168	150	4,160

29.SUBSEQUENT EVENTS

On May 14, 2024, Bluemount Group Limited sold and transferred 1,127,505 shares (being 4.9% shareholder) of Bluemount Holdings Limited to Lissington Limited, Yes & Right Investment Limited sold and transferred 1,127,505 shares (being 4.9% shareholding) of Bluemount Holding Limited to Wei Chieh Huang, and WI Holdings Limited sold and transferred 1,127,505 shares (being 4.9% shareholding) of Bluemount Holdings Limited to Good Investment Holdings Limited.

The Group has assessed all events up through the date of these consolidated financial statements are available to be issued, there are no other material subsequent events that require disclosure in these consolidated financial statements.

___________CLASS B ORDINARY SHARES

Bluemount Holdings Limited

________________________________

PRELIMINARY PROSPECTUS

[•], 2024

________________________________

Pacific Century Securities, LLC

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Exculpation, Insurance, and Indemnification of Office Holders (Including Directors and Officers).

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association provide that to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by the existing or former director (including alternate director), secretary, or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director)’s, secretary’s, or officer’s duties, powers, authorities or discretions; and

(b)without limitation to paragraph (a) above, all costs, expenses, losses, or liabilities incurred by the existing or former director (including alternate director), secretary, or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary, or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary, or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary, or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the secretary or that officer for those legal costs.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts and commissions or commissions, or any public offering.

Date of issuance	Name of Shareholder	Number of Shares issued
January 16, 2024	Bluemount Group Limited	6,316,552 Class A Ordinary Shares
January 16, 2024	Echo International Holdings Group Limited	6,903,090 Class A Ordinary Shares
January 16, 2024	Qilin Zhou	3,789,932 Class A Ordinary Shares
January 16, 2024	Ka Him Yan	6,000,725 Class A Ordinary Shares
June 27, 2023	Ogier Global Subscriber (Cayman) Limited	1 Ordinary Share as subscriber share

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.

All of the foregoing issuances were made outside of the U.S. pursuant to Regulation S or to U.S. entities pursuant to Section 4(a)(2) of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules.

(a)     Exhibits

The exhibits of the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 9. Undertakings.

(a)     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)     The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Amended And Restated Memorandum and Articles of Association of the Company, as currently in effect*
4.1	Specimen Certificate for the Class B Ordinary Shares*
5.1	Opinion of Ogier regarding the validity of the Class B Ordinary Shares being registered*
10.1	Form of Executive Officer Employment Agreement, by and between the registrant and its Executive Officer*
10.1	Form of Independent Director Agreement by and between the registrant and its Independent Director*
14.1	Form of Code of Business Conduct and Ethics*
21.1	List of subsidiaries of the Company
23.1	Consent of AOGB CPA Limited.*
23.2	Consent of Ogier* (included in Exhibit 5.1)
23.3	Consent of Loeb & Loeb LLP* (included in Exhibit 99.5)
24.1	Power of Attorney* (included in the signature page to the Form F-1)
99.1	Audit Committee Charter*
99.2	Nominating Committee Charter*
99.3	Compensation Committee Charter*
99.4	Opinion of Loeb & Loeb LLP regarding certain Hong Kong law matters*
99.5	Form of Executive Compensation Recovery Policy*
99.6	Form of Insider Trading Policy*
107	Calculation of Filing Fee Table*

____________

*        To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong on [    ], 2024.

Bluemount Holdings Limited
By:
Name: Chan Wan Shan Sandra
Title: Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Chan Wan Shan Sandra, as attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments that said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations and requirements of the SEC thereunder, in connection with the registration under the Securities Act of the Class B Ordinary Shares of the registrant (the “Class B Ordinary Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the SEC with respect to such Class B Ordinary Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement, and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
	Chairperson of the Board of Directors, Director, and Chief Executive Officer (Principal Executive Officer)	[ ], 2024
Name: Chan Wan Shan Sandra
[ ], 2024
Name: [ ]	Chief Financial Officer (Principal Accounting and Financial Officer)
	Director and Chief Operating Officer	[ ], 2024
Name: Pan Jiye
	Independent Director	[ ], 2024
Name: Chun David
	Independent Director	[ ], 2024
Name: Ow Kian Jing Dennis
	Independent Director	[ ], 2024
Name: Da Hae Im (Ellie)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 in New York, NY on [    ], 2024.

Cogency Global Inc.
By:
Name: Colleen A. De Vries
Title: Senior Vice President